Exhibit 2.1

EXECUTION VERSION

COMMUNITY PHARMACY AND MAIL BUSINESS

PURCHASE AGREEMENT

DATED AS OF

FEBRUARY 1, 2012

BY AND AMONG

BIOSCRIP, INC.,

BIOSCRIP PHARMACY (NY), INC.,

BIOSCRIP PHARMACY SERVICES, INC.,

BIOSCRIP PHARMACY, INC.,

BRADHURST SPECIALTY PHARMACY, INC.,

BIOSCRIP INFUSION SERVICES, INC.,

NATURAL LIVING INC.,

WALGREEN CO.,

WALGREENS MAIL SERVICE, INC.,

WALGREENS SPECIALTY PHARMACY, LLC,

AND

WALGREEN EASTERN CO., INC.

i

ANNEXES AND EXHIBITS

Annex A	Sellers

Annex B	Calculation Rules

Exhibit A	List of Stores

Exhibit B	Form of Bill of Sale

Exhibit C	Form of Assignment and Assumption Agreement

Exhibit D	Forms of Lease Assignment and Assumption Agreement

Exhibit E	Form of Transition Services Agreement

Exhibit F	Form of Power of Attorney

DISCLOSURE LETTER

Section 1.01 (d) Purchased Assets – Leased Real Property

Section 1.01 (e) Purchased Assets – Fixed Assets and Tangible Personal Property

Section 1.01 (g) Purchased Assets – Assigned Contracts

Section 1.01 (i) Purchased Assets – Software Licenses Used in the Business

Section 1.01 (k) Purchased Assets – Transferred Vehicles

Section 1.01 (n) Purchased Assets – Prepaid Expenses

Section 1.01 (q) Purchased Assets – Telephone and Fax Numbers, T1 Lines and Network Connections

Section 1.01 (r) Purchased Assets – Software Owned

Section 1.01 (s) Purchased Assets – Intellectual Property Owned by the Sellers

Section 1.01 (t) Purchased Assets – Books and Records Relating to the Business

Section 1.02 (f) Excluded Assets – Equipment Owned by Third Party

Section 1.02 (g) Excluded Assets – Computer Equipment, Software and Other Assets

Section 1.02 (k) Excluded Assets – Intellectual Property Owned by the Selling Parties

Section 1.02 (u) Excluded Assets – Infusion Fixed Assets

Section 1.06 (b) Consideration – Wire Instructions

Section 1.06 (c) Holdback Procedures

Section 1.13(a) Required Consents

Section 1.13(b) No Lease or Permits Process

Section 1.15(a) GAAP Calculations

Section 2.03(a) Non-Contravention; Material Contracts

Section 2.03(a) Required Consents

Section 2.03(b) Non-Contravention; Material Contracts

Section 2.05 Litigation

Section 2.05 (b) HIPAA Violations

Section 2.06 (a) Compliance with Law

Section 2.06 (b) Permits

Section 2.06 (b) Listing of Government Healthcare Payment Billing Numbers

Section 2.06 (c) Compliance with Law – Disciplinary Actions

Section 2.08(b) Assets Not Being Transferred that are Used in the Business

Section 2.10(d) Labor Relations

Section 2.12 Financial Schedules

Section 2.12(a) Allocations of Separate Operations Data

Section 2.15(b) Material Suppliers

Section 2.15 (c) Material Payors

Section 2.15 (c) Material Payors

Section 2.17 Healthcare Regulatory

Section 2.18(a) Intellectual Property Used in the Business

Section 4.01(a) Contracts or Commitments

Section 4.14 Required Employees Process

Section 5.05(a) Non-Solicitation of Employees

Section 6.07 Required Lease Extensions

Section 6.09 Retention

Section 8.01 (a) Business Employees

Section 8.01 (b) Transferred Business Employees

Section 8.02(a)(i) Selected Employees

Section 9.02(c) Knowledge of Selling Parties

v

COMMUNITY PHARMACY AND MAIL BUSINESS

PURCHASE AGREEMENT

This COMMUNITY PHARMACY AND MAIL BUSINESS PURCHASE AGREEMENT (the “Agreement”) dated as of February 1, 2012, by and among Walgreen Co., an Illinois corporation (“Parent”), Walgreens Mail Service, Inc., an Illinois corporation (“Buyer 1”), Walgreens Specialty Pharmacy, LLC, a Delaware limited liability company (“Buyer 2”), and Walgreen Eastern Co., Inc., a New York corporation (“Buyer 3” and, together with Parent, Buyer 1 and Buyer 2, the “Buyers”), BioScrip, Inc., a Delaware corporation (“BioScrip”), and the entities listed on Annex A, each of which is directly or indirectly wholly owned by BioScrip as of the date hereof (such entities listed on Annex A the “Sellers” and, together with BioScrip, the “Selling Parties”).

WITNESSETH:

WHEREAS, the Sellers conduct traditional and specialty pharmacy mail operations and community retail drug pharmacy stores through the Facilities (as defined below) (such business, the “Business”; for the avoidance of doubt, the parties acknowledge and agree that the Business excludes the Remaining Business);

WHEREAS, the Sellers desire to sell to the Buyers, and the Buyers desire to purchase, certain of the rights, properties and assets relating to the Business and more specifically (i) Parent will acquire certain of the assets of BioScrip Pharmacy Services, Inc. comprising the Columbus, Ohio call center assets and certain of the assets of BioScrip Pharmacy, Inc.; (ii) Buyer 1 will acquire the mail order assets of BioScrip Pharmacy Services, Inc.; (iii) Buyer 2 will acquire certain of the assets of BioScrip Pharmacy Services, Inc., BioScrip Pharmacy (NY), Inc., and BioScrip Infusion Services, Inc. and (iv) Buyer 3 will acquire certain of the assets of BioScrip Pharmacy, Inc., Bradhurst Specialty Pharmacy, Inc., and Natural Living Inc.;

WHEREAS, the Sellers lease the real property on which are located the community retail drug pharmacy stores listed on Exhibit A hereto (the “Stores” and each individually, a “Store”); the facilities located in Burbank, California and Lake Success, New York and the Distribution Center (collectively, with the Stores, the “Facilities”); and

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Selling Parties and the Buyers have entered into an access agreement (the “Access Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

PURCHASE AND SALE

Section 1.01. Purchase and Sale. Except as otherwise provided below, upon the terms and subject to the conditions of this Agreement, the Buyers agree to purchase from the Sellers and the Sellers agree to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, free and clear of all Liens except for Permitted Liens, to the Buyers at the Effective Time, all of the Sellers’ right, title and interest in, to and under all of the assets and properties, rights, title, interest in and to all such assets and properties, whether real or personal, tangible or intangible, inchoate or otherwise, of the Sellers (other than the Excluded Assets (as defined below)), used in or related to the ownership or operation of the Facilities or the Business, as the same shall exist as of the Effective Time, including, without limitation, the following (the “Purchased Assets”):

(a) all assets reflected in the Separate Balance Sheet Data, other than assets disposed of after the date of such Separate Balance Sheet Data and on or prior to the Closing Date in the ordinary course of business consistent with past practice as permitted under Section 4.01;

(b) all assets held for use in, or otherwise relating to the Business acquired in the ordinary course of business consistent with past practice after the date of the Separate Balance Sheet Data and prior to the Effective Time as permitted under Section 4.01;

(c) except to the extent prohibited by applicable Law, in original form where available, any and all electronic and hard copy (and electronic images thereof) or faxed prescriptions (and electronic images thereof), prescription files and records, customer lists and patient profiles, including refill history and status reports, insurance coverages, and any clinical and customer service notes and references, any files or records maintained electronically including authentication credentials, etc., any files or records added between the date of this Agreement and the Closing Date for a period of eighteen (18) months for all “active patients” of the Business (i.e. patients that received a prescription in the twelve (12) months prior to the Closing Date) including, without limitation e-commerce customers and the drusgtore.com customer list, provided, however, that with respect to hard copy files, such eighteen (18) months shall be increased to the longer of twenty-four (24) months or such time as required to be retained by applicable Law (it being understood that the Sellers will retain the prescription files that are associated with the Remaining Business or that are otherwise required to be retained by the Sellers by applicable Law) (the “Prescription Files”);

(d) the Facility Leases (the real property leased pursuant to the Facility Leases is referred to collectively as the “Leased Real Property”), and all Facility Lease documents, related construction plans and documents and related real estate files identified in Section 1.01(d) of the Disclosure Letter (collectively, the “Assigned Facility Leases” and, the Stores subject to such Assigned Facility Leases, the “Transferred Facilities”);

(e) all fixed assets and tangible personal property (other than the Inventory) used, held for use in, or otherwise relating to the Business and owned by the Sellers or any Affiliate thereof or owned by third parties who are not affiliated with the Sellers (including whatever rights are held by the Selling Parties or their Affiliates under operating leases included among the Assigned Contracts), including fixtures, trade fixtures, building equipment, fittings, furniture, computer hardware, office equipment, and other tangible property, including those fixed assets and the tangible personal property set forth in Section 1.01(e) of the Disclosure Letter, but excluding items expressly included among the Excluded Assets;

(f) all pharmaceutical and non-pharmaceutical inventories on hand attributable to the Business at the Facilities (or in transit to the Facilities) and owned by the Sellers or held by the Sellers as custodians for any third party or any Affiliate thereof (including private label inventory) and supplies (including containers, labels and packaging items) (collectively, the “Inventory”) as of the Effective Time;

(g) the contracts, agreements, leases other than Facility Leases that are not Assigned Facility Leases, commitments, sales and purchase orders and other instruments that relate to the ownership or operation of the Business or the Purchased Assets, each as identified in Section 1.01(g) of the Disclosure Letter as well as those that the Buyers and Selling Parties shall mutually agree to add to such Section 1.01(g) of the Disclosure Letter between the date hereof and the Closing Date (the “Assigned Contracts”);

(h) to the extent assignable or transferable, all guarantees of third parties to the extent that they relate to the ownership or operation of the Business or the Purchased Assets;

(i) the software licenses identified in Section 1.01(i) of the Disclosure Letter that are used in the operation of the Business;

(j) all transferable or assignable licenses, approvals, permits or other governmental authorizations, to the extent they relate to the ownership or operation of the Business, the Transferred Facilities or the Purchased Assets, including pharmacy licenses but, excluding those specifically associated with the Distribution Center and the Facilities located in Lake Success, New York and Burbank, California (“Permits”);

(k) all forklifts and motor vehicles (trucks, vans, and autos) related to the Distribution Center and all motor vehicles used by the Facilities, each as identified in Section 1.01(k) of the Disclosure Letter (the “Transferred Vehicles”);

(l) all reimbursements on account of Prorated Charges due and owing to the Buyers pursuant to Section 1.08;

(m) all manufacturer or vendor warranties, service life policies, customer support agreements and similar items relating to the Business or the Purchased Assets (or to the extent such items are not assignable, subrogation rights to such items);

(n) all of the Sellers’ security deposits, prepaid rent and prepaid expenses previously paid by the Sellers to fulfill the Sellers’ obligations under the Assigned Facility Leases where (if and to the extent such consent is expressly required by the applicable Facility Lease) the landlord thereunder has consented in writing to the transfer of the deposits to the Buyers and, to the extent transferable, all vendor, utility and other deposits relating to the Transferred Facilities, including those set forth in Section 1.01(n) of the Disclosure Letter (“Prepaid Expenses”);

(o) any lease, sublease, license, sublicense or other contract relating to the installation, use or operation of ATMs and other equipment located at any Transferred Facility (and any interest of the Sellers in such equipment);

(p) all traffic and revenue related to the sale of Inventory after the Effective Time conducted through any website operated by or on behalf of BioScrip or any of its Affiliates;

(q) all telephone and facsimile numbers, T1 lines and network connections used in the operation of the Business, all of which are identified in Section 1.01(q) of the Disclosure Letter other than those used solely for the processing of accounts receivable and reimbursement purposes;

(r) all Software owned by the Selling Parties that is used in the operation of the Business other than Software utilized in the Selling Parties’ billing systems, all as identified in Section 1.01(r) of the Disclosure Letter;

(s) the Intellectual Property owned by the Sellers or their Affiliates identified in Section 1.01(s) of the Disclosure Letter; and

(t) except to the extent related to the Excluded Assets or set forth in Section 1.01(t) of the Disclosure Letter, all books, records, files and papers, whether in hard copy or computer format, located at the Transferred Facilities or, wherever located, relating to the Business or the Purchased Assets (and copies of any other relevant books, records, files and papers to the extent relating to the Business or the Purchased Assets).

Section 1.02. Excluded Assets. The Buyers and the Sellers expressly understand and agree that, notwithstanding anything to the contrary contained herein, the following assets and properties of the Sellers (the “Excluded Assets”) shall be excluded from the Purchased Assets and shall remain assets and properties of the Sellers or their Affiliates following the Closing:

(a) all of the cash and cash equivalents of the Sellers on hand (including all cash, cash equivalents and working funds in cash registers at each Facility) and in banks (including the underlying bank accounts, including in escrow accounts (other than as expressly provided herein)) as determined in accordance with GAAP as of the Effective Time;

(b) all accounts receivable relating to the Business owed to the Sellers or any of their Affiliates having dates of service prior to the Closing Date, including payor or patient reimbursement, credit card monies due and owing, accruing to, or held for, the benefit of the Sellers or their Affiliates, including, without limitation, all uncollected receivables remaining under BioScrip’s terminated contract with the Centers for Medicare and Medicaid Services for the Competitive Acquisition Program for Part B Drugs and Biologics and other receivables as may be due from vendors, suppliers and other third parties (the “Accounts Receivable”);

(c) all Medicare and Medicaid supplier agreements and supplier numbers (and any and all liabilities associated therewith);

(d) all insurance policies relating to the Business, any Employee Plan, or the Purchased Assets, and any dividends or claims payable in respect thereof;

(e) any refund or credit of Taxes to the extent attributable to (i) the Business or the Purchased Assets for any Pre-Closing Tax Period or (ii) any Taxes for which the Sellers are responsible hereunder, including any Taxes described in Section 1.04(f) or (h);

(f) equipment used in the Business and owned by third parties who are not affiliated with the Sellers and the leased equipment located at or used in the Facilities, in each case, other than operating leases included among the Assigned Contracts, in each case as identified in Section 1.02(f) of the Disclosure Letter;

(g) all computer hardware and software owned or used by the Sellers or their Affiliates and not used in connection with the ownership or operation of the Business or the Purchased Assets as well as those assets disclosed in Section 1.02(g) of the Disclosure Letter;

(h) all contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments (which may include tax indemnity agreements) other than the Assigned Contracts or Permits;

(i) all Facility Leases other than the Assigned Facility Leases;

(j) all of the Sellers’ security deposits, prepaid rent and prepaid expenses previously paid by the Sellers to fulfill the Sellers’ obligations under the Facility Leases that are not Assigned Facility Leases and all vendor, utility and other deposits relating to the Facilities that are not Transferred Facilities;

(k) all Intellectual Property owned by the Selling Parties identified in Section 1.02(k) of the Disclosure Letter;

(l) all rebates and refunds receivable arising from the operation of the Facilities prior to the Effective Time;

(m) any intercompany accounts between or among BioScrip and/or any of the Sellers (the “Intercompany Accounts”);

(n) all signs or personal property (other than marketing materials) that contain the name (or trade derivative thereof), trademarks, servicemarks, trade names or logo of the Sellers or any of their Affiliates, including all uniforms supplied to the Sellers’ employees;

(o) any Purchased Assets sold or otherwise disposed of in the ordinary course of business without violating any provisions of this Agreement during the period from the date hereof until the Effective Time;

(p) all world wide web or other internet addresses, sites and domain names and internet protocol address spaces;

(q) the Sellers’ phone networks, internet mail and computer networks, and any related equipment (but excluding telephone units physically located in Stores, whether or not deployed in such Stores);

(r) all reimbursements on account of Prorated Charges due and owing to the Sellers pursuant to Section 1.08;

(s) all Employee Plans and all rights and interests thereunder (including those of sponsor and administrator, as applicable) and all assets of, any Employee Plan;

(t) the fixed assets and tangible personal property (other than the Inventory), including fixtures, trade fixtures, building equipment, fittings, furniture, computer hardware, office equipment, and other tangible property, located in the Facilities located in Burbank, California and Lake Success, New York;

(u) the fixed assets related solely to the Sellers’ infusion assets in the Facilities identified in Section 1.02(u) of the Disclosure Letter; and

(v) all books and records to the extent relating to any Excluded Asset; provided, however, that the Buyers will be entitled to copies of any relevant books, records, files and papers to the extent relating to the Business or the Purchased Assets or to the extent relevant for ordinary course accounting, tax, litigation, governmental, third-party payor or similar audits or reviews and other reasonable corporate purposes following the Closing.

Section 1.03. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, the applicable Buyer shall assume, effective at the Effective Time, and shall thereafter pay, perform or otherwise discharge when due, the following liabilities and obligations (the “Assumed Liabilities”):

(a) subject to Section 1.04(h), all liabilities and obligations of the Sellers arising after the Closing Date under each Assigned Facility Lease and Assigned Contract but not including any obligation accruing, arising out of, or relating to any event or breach of any such Assigned Facility Lease or Assigned Contract occurring prior to the Effective Time;

(b) all amounts allocated to the Buyers under Section 1.08 and all Transfer Taxes allocated to the Buyers pursuant to Section 7.02;

(c) all liabilities or obligations for Taxes with respect to the Business or the Purchased Assets related to a Post-Closing Tax Period (except for Taxes set forth in Section 1.04(h)(ii) below); and

(d) all liabilities and obligations expressly assumed by the Buyers under Article 8.

Section 1.04. Excluded Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, the Buyers are assuming only the Assumed Liabilities and shall not assume or be obligated to pay, perform or otherwise discharge any other liability or obligation of any of the Selling Parties, whether any such liabilities or obligations are absolute or contingent, liquidated or unliquidated, known or unknown, due or to become due or otherwise and regardless of when or by whom asserted (collectively, the “Excluded Liabilities”). The applicable Selling Parties shall remain liable for all Excluded Liabilities. Without limiting the generality of the foregoing and for the avoidance of doubt, Excluded Liabilities include the following:

(a) any liability or obligation resulting from or arising out of the conduct of any business of the Sellers other than the Business;

(b) any liability or obligation related or connected to or arising from the purchase, ownership, possession, use, sale or operation of Excluded Assets;

(c) any liability or obligation resulting from or arising out of the conduct of the Business, the employment of any individual (whether or not a Transferred Employee) or any Purchased Asset arising prior to the Effective Time, including amounts due to payors for overpayments actually received prior to the Effective Time;

(d) all liabilities and obligations relating to the provision of any goods or services reimbursed or reimbursable by Medicare or Medicaid arising, existing, accruing or in any manner attributable to the period prior to the Effective Time;

(e) all refunds payable and all other liabilities resulting from overpayments arising, existing, accruing or in any matter attributable to the period prior to the Effective Time;

(f) all amounts allocated to the Sellers under Section 1.08 and all Transfer Taxes allocated to the Sellers pursuant to Section 7.02;

(g) all accounts payable arising prior to the Effective Time with respect to the Business or the Purchased Assets (the “Accounts Payable”);

(h) (i) any liability or obligation for Taxes with respect to the Business or the Purchased Assets related to a Pre-Closing Tax Period, and (ii) any liability or obligation for Taxes of any Seller, or any member of any consolidated, affiliated, combined or unitary group of which any Seller is or has been a member, for Taxes (if any) attributable to the transactions, occurring on or prior to the Closing Date, pursuant to this Agreement; provided that Transfer Taxes incurred in connection with the transfer of the Purchased Assets pursuant to this Agreement and Apportioned Obligations shall be allocated and paid in the manner set forth in Section 7.02 and Section 1.08(b), respectively;

(i) all liabilities and obligations relating to or arising with respect to any individual employed by or acting as an independent contractor with respect to the Business (whether by any Selling Party or any of their Affiliates, and whether or not a Business Employee) or any Employee Plan, that arise, exist, accrue or are attributable to the period ending as of or prior to the Effective Time, including any liability relating to the termination of such employment or independent contractor relationship prior to the Effective Time, whether or not such individual becomes a Transferred Employee, other than or as of the Effective Time, other than any liability or obligation expressly assumed by the Buyers pursuant to Section 1.03(f) and Article 8;

(j) all Environmental Liabilities arising during, accruing during, or that are attributable to the period prior to the Effective Time or that otherwise exist as of the Effective Time; and

(k) all other liabilities and obligations (other than any Assumed Liabilities) of any kind, fixed or contingent, known or unknown, resulting from or arising out of the conduct of the Business, the use, non-use or ownership (whether by leasehold or fee) of the Purchased Assets, or the operation of the Business or the Facilities to the extent such other liabilities and obligations arise during, accrue during, or are attributable to the period prior to the Effective Time or that otherwise exist as of the Effective Time.

Section 1.05. Consents; Assignment of Contracts and Rights.

(a) Prior to the Closing Date, the Sellers shall act diligently and reasonably to obtain each consent, approval or waiver, in a form and substance reasonably satisfactory to the Buyers, required to be satisfied or obtained prior to the Effective Time in order to assign the Assigned Contracts to the applicable Buyer in a manner consistent with the terms of each Assigned Contract and as otherwise required under this Agreement; provided, however, that the Sellers shall not make any agreement or understanding affecting, in any material respect, the Business or the Purchased Assets as a condition for obtaining any such consents or waivers except with the prior written consent of the Buyers. During the period prior to the Effective Time, the Buyers shall use reasonable best efforts to cooperate with the Sellers to obtain such consents, approvals and waivers.

(b) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Assigned Contract or Assigned Facility Lease or any claim or right or any benefit arising thereunder or resulting therefrom if and for so long as such assignment, without the consent of a third party thereto, would constitute a breach or other contravention of such Assigned Contract or Assigned Facility Lease or in any way adversely affect the rights of the Buyers or the Sellers thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of any Seller thereunder so that the Buyers would not in fact receive all such rights, each Buyer and each Selling Party will cooperate in a mutually agreeable arrangement under which the applicable Buyer would obtain the benefits and perform and discharge the obligations thereunder in accordance with this Agreement, or under which such Seller would enforce for the benefit of such Buyer at such Buyer’s sole cost and expense, with such Buyer being responsible for the performance and discharge of such Seller’s obligations, any and all rights of the Sellers against a third party.

(c) If any landlord that has the right to consent to any assignment of an Assigned Facility Lease refuses or fails to give its consent to the assignment of such Lease, or if any right of sublease, recapture or termination by any landlord would be triggered by the request for consent to assignment (collectively, “Landlord Rights”) and Selling Parties are permitted by the terms of such Lease to sublease, license or otherwise arrange for Buyers to occupy the premises demised by the Assigned Facility Lease for the permitted use under such Lease as of the Closing Date (an “Occupancy Agreement”), then in all such cases at the option of the Selling Parties, the applicable Selling Party shall enter into a sublease, license or Occupancy Agreement with the applicable Buyer for such Store on a fully net basis and on such terms as will confer and impose on the applicable Buyer all of the applicable Selling Parties’ rights and obligations under the Assigned Facility Lease for such Store on the same terms and conditions as applicable to such Selling Party until such landlord consents to the assignment of the Assigned Facility Lease to such Buyer (or any other Buyer). If and when any such consent shall be obtained or such Lease shall otherwise become assignable, the respective Occupancy Agreement shall be terminated with no further obligations of the Selling Parties, Selling Parties shall promptly assign all their rights and obligations under the respective Assigned Facility Lease to the applicable Buyers without payment of further consideration and the Buyers shall, without the payment of any further consideration therefor, assume such rights and obligations.

Section 1.06. Consideration.

(a) The purchase price for the Purchased Assets is a cash amount (the “Purchase Price”) equal to (1) $143,500,000 which amount less the Holdback shall be paid to the Sellers at Closing, plus (2) the Inventory Purchase Price plus (3) the Transferred Current Assets minus (4) if the conditions set forth in Section 1.06(c) are not satisfied, the Holdback, as adjusted pursuant to the terms of Section 1.06(c). The Purchase Price shall be subject to adjustment as provided in Sections 1.08, 1.11, 1.12, 1.13, 1.14 and 1.15.

(b) At least five Business Days prior to the Closing Date, BioScrip shall deliver to the Parent a certificate (the “Closing Certificate”) setting forth, in detail reasonably acceptable to the Buyers, a good faith estimate of the amount of the Inventory Purchase Price (as agreed upon pursuant to the subsequent sentence, the “Estimated Inventory Purchase Price”). Parent and BioScrip shall discuss in good faith the Closing Certificate and agree on a final Closing Certificate not less than three Business Days prior to the Closing Date. At the Closing, the Buyers shall deliver the Closing Purchase Price by wire transfer of immediately available funds to BioScrip pursuant to the wire instructions set forth in Section 1.06(b) of the Disclosure Letter.

(c) $15,000,000 of the Purchase Price shall be retained by Buyers (the “Holdback”), such amount to be released as described on Section 1.06(c) of the Disclosure Letter. The existence of the Holdback shall not increase, diminish or alter the indemnity obligations of the Selling Parties, including any applicable survival periods, under this Agreement.

Section 1.07. Closing.

(a) Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall be effected by means of electronic transmission and/or overnight delivery, on a mutually agreeable date as soon as reasonably practicable after the satisfaction or waiver of the conditions set forth in Article 9 (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction of those conditions) (the “Closing Date”).

(b) Buyers’ Closing Deliveries. On the Closing Date, the Buyers shall deliver the following to the Selling Parties:

(i) by wire transfer of immediately available funds, an amount equal to the Closing Purchase Price;

(ii) one or more deeds, bills of sale substantially in the form attached hereto as Exhibit B (the “Bills of Sale”), endorsements, assignments and other instruments of conveyance and assignment (without covenant or warranty except as provided hereunder) duly executed by the applicable Buyer, as the parties and their respective counsel shall deem reasonably necessary or appropriate to vest in the applicable Buyer all right, title and interest in, to and under the Purchased Assets;

(iii) one or more Assignment and Assumption Agreements substantially in the form attached hereto as Exhibit C (the “Assignment and Assumption Agreements”) duly executed by the applicable Buyer;

(iv) except as provided in Sections 1.05(c) and 1.13, instruments of assignment and assumption (the “Lease Assignment and Assumption Agreements”) substantially in the forms attached hereto as Exhibit D duly executed by the applicable Buyer;

(v) the Transition Services Agreement (the “Transition Services Agreement”) substantially in the form attached hereto as Exhibit E duly executed by the Buyers;

(vi) one or more powers of attorney to allow, in those jurisdictions where allowed by applicable Law and where the Buyers are unable, prior to the Effective Time, to obtain necessary state licenses from the applicable boards of pharmacy (the “Pharmacy Permits”) and/or from the U.S. Drug Enforcement Administration (the “DEA Registrations”), the Buyers to operate under the licenses and/or registrations held by the Sellers for a period not to exceed 90 days (the “POAs”), substantially in the form attached hereto as Exhibit F;

(vii) a certificate executed by each of the Buyers as to the accuracy of their representations and warranties as of the date of this Agreement and the Closing Date and as to their compliance with and performance of their covenants and obligations to be performed or complied with at or before the Closing hereunder in accordance with Sections 9.03(a); and

(viii) such other instruments or documents as may be necessary or appropriate in the reasonable judgment of the Sellers and their counsel to carry out the transactions contemplated hereby.

(c) Sellers’ Closing Deliveries. On or prior to the Closing Date, the Sellers shall deliver the following to the Buyers:

(i) the Bills of Sale duly executed by the applicable Seller (in the event that Buyers determine it is necessary or desirable for purposes of Buyers obtaining required licenses or permits, Sellers will deliver the Bills of Sale promptly following execution hereof with an effective date of the Closing Date);

(ii) the Assignment and Assumption Agreements duly executed by the applicable Seller;

(iii) except as provided in Sections 1.05(c) and 1.13, the Lease Assignment and Assumption Agreements duly executed by the applicable Seller and a written consent from the landlord or other party whose consent thereto is required under the Assigned Facility Leases (the “Lease Consents”);

(iv) the Transition Services Agreement duly executed by the Selling Parties;

(v) the POAs duly executed by the Selling Parties;

(vi) written evidence of receipt of the Required Consents (except as provided in Section 1.13);

(vii) a certificate of the secretary or assistant secretary of BioScrip, dated as of the Closing Date, in form and substance reasonably satisfactory to the Buyers, as to (i) the charter documents of each Seller, (ii) the by-Laws or equivalent governing documents of each Seller, (iii) the resolutions of the board of directors of each Selling Party approving the execution and delivery of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby and (iv) the incumbency and signatures of the officers of each Selling Party executing this Agreement and the Ancillary Agreement to which such Selling Party is a party;

(viii) a certificate executed by each of the Sellers as to the accuracy of their representations and warranties as of the date of this Agreement and the Closing Date and as to their compliance with and performance of their covenants and obligations to be performed or complied with at or before the Closing hereunder in accordance with Section 9.02(a);

(ix) good standing certificates for each Seller, issued by their jurisdiction of organization and dated as of a date reasonably close to the Closing Date

(x) a reasonable opinion from King & Spalding LLP, counsel to Seller, dated as of the Closing Date and addressed to Buyers in a form reasonably satisfactory to Buyers, to the effect that each Selling Party: (a) is a business corporation organized and validly existing under the Laws of its state of organization; (b) has all requisite corporate power and authority to make, execute, deliver and perform this Agreement and each other agreement and instrument required to be executed, delivered and performed by it in connection with the transactions contemplated hereby, and to sell, convey, assign, transfer and deliver the Purchased Assets to Buyers, as set forth herein, and such execution, delivery and performance have been duly and properly authorized; (c) this Agreement and all Ancillary Agreements, assignments and other instruments of conveyance, transfer and sale delivered by Sellers hereunder constitute the valid and binding obligations of Sellers enforceable against them in accordance with their respective terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy, fraudulent conveyance or other Laws affecting creditors’ rights and debtors’ relief generally and by general principles of equity or as may apply to restrictive covenants or the enforcement of any particular remedy; (d) neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor the compliance and fulfillment of the terms and conditions hereof, will conflict with, or result in a breach of the terms, conditions, provisions of the organizational documents of any Seller; and (e) no material ungiven notice to, or material unobtained consent, approval, authorization or permit of, any Governmental Authority required by federal or Delaware General Corporation Law to be obtained by Sellers or any of Affiliate thereof is required for the consummation by Sellers or such Affiliate of the transactions contemplated hereby. In rendering such opinion, such counsel may include such qualifications and assumptions as are reasonably acceptable to counsel for the Buyers in light of the circumstances under which such opinion is being given, may rely upon certificates of Governmental Authorities and may place reasonable reliance upon certificates of officers of the Selling Parties and their Affiliates;

(xi) satisfactory evidence that any Liens on or related to the Purchased Assets other than Permitted Liens have been released, whether arising under the Debt Documents or otherwise;

(xii) the Tax clearance certificates required under Section 6.03;

(xiii) a certificate from each Seller stating that such Seller is not a “foreign person” within the meaning of Section 1445 of the Code; and

(xiv) such other instruments or documents as may be necessary or appropriate in the reasonable judgment of the Buyers and their counsel to carry out the transactions contemplated hereby.

(d) Risk of Loss; Title. Risk of loss to the Purchased Assets will transfer to the Buyers at the Effective Time. Transfer of title to the Purchased Assets will be deemed to have occurred at the Effective Time. All sales at a Facility after the Effective Time shall be for the account of the Buyers.

(e) Purchased Assets Are Indivisible. Subject to Sections 1.05, 1.12 and 1.13, the rights to purchase and sell the Purchased Assets are indivisible. Such Purchased Assets may not be individually purchased or sold without all of the others, unless expressly permitted or required pursuant to the provisions of this Agreement.

Section 1.08. Prorations.

(a) All payments under or pursuant to the Assigned Contracts or the Assigned Facility Leases and utilities expenses for the Transferred Facilities relating to periods both before and after the Closing Date, whether payable before or after the Closing Date, shall be prorated between the Buyers, on the one hand, and the Sellers, on the other hand, on the basis of a 365-day year as of the Effective Time (collectively, the “Prorated Charges”). With respect to any products sold (or services rendered) to the Sellers pursuant to the Assigned Contracts or other obligations pursuant to which a Seller purchases products (for example, purchase orders), the Buyers and the Sellers shall use their respective reasonable best efforts to arrange for vendors to bill the appropriate Sellers directly on or prior to the Closing Date and the appropriate Buyers directly after the Closing Date. Notwithstanding anything to the contrary contained in this Agreement, amounts due for supplies received from or services rendered by third-party vendors to the Sellers prior to the Effective Time shall be for the account of and paid by the Sellers, except to the extent such amounts are Assumed Liabilities as contemplated in Section 1.03, which shall be the sole responsibility of the Buyers.

(b) Any ad valorem, use, real and personal property and similar Taxes, installments or special assessments arising from, or relating to, the Purchased Assets or the conduct of the Business, which become due and payable on or after the Closing Date and relate to a Straddle Tax Period (collectively, the “Apportioned Obligations”), shall be prorated and adjusted between the Buyers, on the one hand, and the Sellers, on the other hand, as of the Effective Time on a per diem basis and the Sellers shall be responsible for and, in any case where payment to the applicable taxing authority is to be made by the Buyers, shall pay to the Buyers, an amount equal to the Taxes allocable to the portion of such Straddle Tax Period ending as of the Effective Time at least ten (10) days prior to the date such Taxes become due and payable. Subject to the foregoing, the Buyers shall prepare and file all Tax Returns related to the Apportioned Obligations after providing BioScrip a reasonable opportunity to review and comment upon the same.

(c) The Buyers and the Sellers shall cooperate in good faith to resolve any dispute with respect to prorations. In the event the Buyers, on the one hand, and the Sellers, on the other hand, are unable to resolve such dispute within twenty (20) days after the date such dispute arose (the “Resolution Period”), the Buyers, on the one hand, and the Sellers, on the other hand, shall submit the items remaining for resolution in writing, together with written summaries prepared and submitted by the Sellers, on the one hand, and the Buyers, on the other hand, within thirty (30) days following the end of the Resolution Period, to an Independent Accounting Firm. The Independent Accounting Firm shall be instructed to, within 20 days of such submission, resolve any differences between the Buyers and the Sellers based solely upon the written summaries submitted to the Independent Accounting Firm in accordance with the preceding sentence, and, in reaching a decision on each item of dispute, the Independent Accounting Firm’s position shall be limited to either the Sellers’ or the Buyers’ position set forth in such written summaries on each disputed item. Such resolution shall, in the absence of manifest error, be final, binding and conclusive upon each of the parties to this Agreement. The Buyers and the Sellers agree that the Independent Accounting Firm must agree to the time periods set forth in this Section 1.08 as a condition to its engagement and such time periods shall only be extended upon the showing of good cause by the Independent Accounting Firm to each of the parties to this Agreement. The costs, fees and expenses of the Independent Accounting Firm shall be borne by the non-prevailing party or, in the event of a dispute involving multiple items, by the party whose overall position varies the greatest from that of the Independent Accounting Firm. For purposes of this Agreement the “Independent Accounting Firm” means shall be Grant Thornton LLP or, if such firm is unable or unwilling to act, such other nationally recognized accounting firm agreed upon in writing by Parent and BioScrip. All payments made by the Buyers or Sellers pursuant to or in connection with this Agreement shall be net of applicable withholding taxes, if any.

Section 1.09. Removal of Equipment and Signage. Not later than sixty (60) days following the Closing, the Buyers shall remove at their expense and, unless return is requested by the Selling Parties as provided below, destroy all of the Selling Parties’ signage that are not Purchased Assets and are located at the Transferred Facilities; provided, however, if requested by the Selling Parties, the Buyers shall arrange transportation of such signage to a location designated by the Selling Parties at the Selling Parties’ expense. Not later than thirty (30) days following the Closing, the Buyers shall remove at their expense all of the Purchased Assets that are located at any of the Facilities that are not Transferred Facilities; provided, that, upon receipt of consent from the Selling Parties (not to be unreasonably withheld), the Buyers shall have the right to additional days in an amount not to exceed 60 additional days as reasonably necessary to complete such removal. Not later than thirty (30) days following the Closing, the Selling Parties shall remove at their expense all of the Selling Parties’ equipment that are not Purchased Assets and are located at the Transferred Facilities and the Buyers and their respective Affiliates shall provide access to such equipment to the Selling Parties and each of their respective Representatives during normal business hours and upon reasonable advance notice to the Buyers; provided, that, upon receipt of consent from the Buyers (not to be unreasonably withheld), the Selling Parties shall have the right to additional days in an amount not to exceed 60 additional days as reasonably necessary to complete such removal, provided further, that, such removal requirement shall not apply to any equipment located at the Transferred Facilities that is being utilized by any Buyer or Selling Party in relation to the Transition Services Agreement until 30 days following termination of the Transition Services Agreement.

Section 1.10. Purchase Price Allocation. Within ninety (90) days after the determination of the Inventory Purchase Price, the Buyers shall deliver to BioScrip a schedule (the “Allocation Schedule”) allocating the Purchase Price (together with any assumed liabilities and any other items treated as consideration for the Purchased Assets for Tax purposes) among the Purchased Assets and the various Buyers and Sellers. The Allocation Schedule shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder. Such allocation shall be deemed final unless BioScrip shall have notified Parent in writing of any disagreement with the Allocation Schedule within thirty (30) days after delivery of the Allocation Schedule to BioScrip by Parent. In the event of such disagreement, BioScrip and the Buyers shall use their respective reasonable best efforts to resolve such disagreement. In the event that BioScrip and the Buyers do not reach an agreement within 90 days after the date of delivery of the Allocation Schedule to BioScrip by the Parent (the “Allocation Schedule Resolution Period”), the Buyers and the Selling Parties shall submit the items remaining for resolution in writing, together with written summaries prepared and submitted by the Selling Parties, on the one hand, and the Buyers, on the other hand, within thirty (30) days following the end of the Allocation Schedule Resolution Period, to the Independent Accounting Firm. The Independent Accounting Firm shall be instructed to, within twenty (20) days of such submission, resolve any differences between the Buyers and the Selling Parties based solely upon the written summaries submitted to the Independent Accounting Firm in accordance with the preceding sentence, and, in reaching a decision on each item of dispute, the Independent Accounting Firm’s position shall be limited to either the Selling Parties’ or the Buyers’ position set forth in such written summaries on each disputed item. Such resolution shall, in the absence of manifest error, be final, binding and conclusive upon each of the parties to this Agreement. The Buyers and the Selling Parties agree that the Independent Accounting Firm must agree to the time periods set forth in this Section 1.10 as a condition to its engagement and such time periods shall only be extended upon the showing of good cause by the Independent Accounting Firm to each of the parties to this Agreement. The costs, fees and expenses of the Independent Accounting Firm shall be borne by the non-prevailing party or, in the event of a dispute involving multiple items, by the party whose overall position varies the greatest from that of the Independent Accounting Firm. The Buyers and the Selling Parties agree to file their respective IRS Forms 8594, and all federal, state, and local Tax Returns, in accordance with the Allocation Schedule as finally determined under this Section 1.10.

Section 1.11. Inventory Purchase Price. The Selling Parties shall conduct or shall engage a mutually acceptable inventory valuation firm, at the expense of the Buyers, to conduct, commencing at the close of business on the Business Day immediately preceding the Closing Date or on such other date mutually agreed upon by the Buyers and the Selling Parties prior to Closing, a full review and valuation of the Inventory (the “Inventory Count”). The Inventory Count shall be (i) conducted at times and in a manner so as not to unreasonably interfere with the Sellers’ operation of the Business, (ii) completed not later than the Closing Date and (iii) completed in accordance with the rules set forth in Annex B (the “Calculation Rules”). Representatives of Buyers may, at Buyers’ election, observe and confirm such Inventory Count. Upon the completion of the Inventory Count, the Buyers and the Selling Parties shall each execute a jointly prepared statement setting forth the quantity of each item of Inventory as identified during the Inventory Count (the “Inventory Count Statement”). In addition, upon completion of the Inventory Count, the aggregate value of the Inventory as of the completion of the Inventory Count, valued according to the Calculation Rules and Inventory Count Statement (the “Inventory Value”), shall be determined by the Selling Parties in good faith. The Inventory Count as determined pursuant to this Section 1.11 shall be the price payable by Buyers for the Inventory (the “Inventory Purchase Price”) and included in the consideration set forth in Section 1.06 of this Agreement. On the fifth Business Day following the date on which the Inventory Purchase Price is determined in accordance with this Section 1.11: (i) if the Inventory Purchase Price exceeds the Estimated Inventory Purchase Price, Parent shall pay BioScrip, by wire transfer of immediately available funds the amount by which the Inventory Purchase Price exceeds the Estimated Inventory Purchase Price; and (ii) if the Inventory Purchase Price is less than the Estimated Inventory Purchase Price, BioScrip shall pay Parent, by wire transfer of immediately available funds the amount by which the Inventory Purchase Price exceeds the Estimated Inventory Purchase Price. For the avoidance of doubt, if the Inventory Purchase Price equals the Estimated Inventory Purchase Price, no amounts will be due and payable.

Section 1.12. Rejection of Assets. If, between the date of this Agreement and the Closing Date, the Buyers determine that any of the cost of moving any of the Purchased Assets (other than Inventory) that are not housed within the Transferred Facilities outweighs the value of such assets to the Buyers, the Buyers may, upon notice to Sellers, reject such assets and such assets shall remain the property of the applicable Selling Party, provided, however, that such rejection shall not have any impact on the consideration to be paid to the Selling Parties pursuant to this Agreement.

Section 1.13. Closing Date. The Selling Parties, on the one hand, and the Buyers, on the other hand, agree to use their respective reasonable best efforts to satisfy all conditions to Closing such that the Closing Date shall occur on or before the Termination Date. If the conditions to Closing have not been satisfied and are not capable of being satisfied (and the applicable parties have not otherwise agreed to waive such unsatisfied condition) prior to the Termination Date solely due to (i) the failure to obtain consents for the assignment of each Assigned Contract listed as a Required Consent; (ii) the failure to satisfy the condition in Section 9.01(c) with respect to Pharmacy Permits for each Store (other than for Stores for which the use of a POA is allowed by applicable Law); or (iii) the failure to obtain Lease Consents for each Assigned Facility Lease (other than those Assigned Facility Leases for which the Selling Parties are permitted to sublease, license or otherwise arrange for the applicable Buyer to occupy the premises demised by such lease and continue to operate the Store at that location), then BioScrip, in its sole discretion, will be permitted, by providing the Buyers with written notice not less than five (5) Business Days’ prior to the Termination Date, to take any of the following actions in order to eliminate the requirements, deliveries or conditions set forth in clauses (i), (ii) or (iii), as applicable, in order to effect the Closing on or before the Termination Date:

(a) with respect to clause (i) in this Section 1.13, in the event that a Required Consent for a particular Assigned Contract or Contracts is not obtained, the Purchase Price shall be reduced by an amount determined in accordance with Section 1.13(a) of the Disclosure Letter;

(b) with respect to clause (ii) in this Section 1.13, if after complying with its obligations under Section 6.01 of this Agreement, BioScrip reasonably determines that the required licenses (including Pharmacy Permits) as contemplated by Section 9.01(c) of this Agreement with respect to a Store or Stores in jurisdictions where use of a POA is not allowed by applicable Law will not be obtained prior to the Termination Date, such Store location (but not the accompanying assets at such Store location) shall be excluded from the Purchased Assets and the Purchase Price shall be reduced by an amount determined in accordance with Section 1.13(b) of the Disclosure Letter; and

(c) with respect to clause (iii) in this Section 1.13, if after complying with its obligations under Section 6.06 and Section 6.07 of this Agreement, BioScrip reasonably determines that it cannot obtain a particular Lease Consent and lease extension as set forth in Section 6.07 of the Disclosure Letter prior to the Termination Date (other than with respect to those Assigned Facility Leases for which the Selling Parties are permitted to sublease, license or otherwise arrange for the applicable Buyer to occupy the premises demised by such lease and continue to operate the Store at that location), such Store location (but not the accompanying assets at such Store location) shall be excluded from the Purchased Assets and the Purchase Price shall be reduced by an amount determined in accordance with Section 1.13(b) of the Disclosure Letter.

provided, however, that the Selling Parties shall not be required to close the transactions contemplated by this Agreement if the aggregate reductions in the Purchase Price pursuant to this Section 1.13 result in a Purchase Price reduction greater than $35,000,000, provided, however, that the Buyers may waive the conditions with respect to any or all Required Consents, receipt of licenses, permits or Lease Consents and extensions necessary to ensure that any Purchase Price Reduction does not exceed such amount.

Section 1.14. Post-Closing Event. If the Post-Closing Event occurs on or prior to the Post-Closing Date, then (I) the Purchase Price payable in accordance with Section 1.06(a)(1) shall be increased in an amount equal to $45,000,000 and if the Closing has occurred, then within 5 Business Days of the Post-Closing Event, Parent shall pay BioScrip by wire transfer of immediately available funds a cash amount equal to $45,000,000 and (II) the Basket Amount shall increase to $2,762,000 and (III) the Cap shall increase to $29,500,000.

Section 1.15. Final Adjustment Determination and Adjustment Amount.

(a) As promptly as practicable following the Closing Date (but in any event within thirty (30) days), BioScrip shall prepare and deliver to Parent a schedule setting forth BioScrip’s calculation of the Transferred Current Assets and other Prorated Charges paid or payable by one party but allocable to the other party in accordance with Section 1.08(a), as well as the Adjustment Deficit or Adjustment Surplus, as applicable (the “Preliminary Adjustment Schedule”). Except as disclosed in Section 1.15(a) of the Disclosure Letter, such calculation shall be made, in all material respects, in accordance with GAAP as in effect as of the date of this Agreement applied on a basis consistent with the preparation of the Selling Parties’ consolidated year end financial statements and utilizing the calculation methodology set forth in Section 1.15(a) of the Disclosure Letter.

(b) The Buyers shall have thirty (30) days following delivery of the Preliminary Adjustment Schedule during which to review the Adjustment Schedule. Following delivery to Parent of the Adjustment Schedule, BioScrip shall (i) provide Parent and the Buyers, with copies of, or reasonable access during normal business hours to, all information reasonably requested by the Buyers, and (ii) cooperate with the reasonable requests of the Buyers and the authorized representatives of the Buyers with respect to the review of the Adjustment Schedule, including by providing on a timely basis all information reasonably necessary in reviewing the Adjustment Schedule. The Buyers may dispute BioScrip’s calculation of the Adjustment Deficit or Adjustment Surplus, as applicable by delivering to BioScrip within such 30-day period following delivery of the Preliminary Adjustment Schedule a written notice of such dispute (a “Notice of Dispute”) which shall set forth in reasonable detail the basis for such dispute. In the event the Buyers do not deliver a Notice of Dispute within such 30-day period, the Preliminary Adjustment Schedule shall be deemed to be the Final Adjustment Schedule. BioScrip and the Buyers shall cooperate in good faith to resolve any such dispute as promptly as possible, and upon such resolution, the Final Adjustment Schedule shall be prepared in accordance with the agreement of BioScrip and the Buyers.

(c) In the event that BioScrip and the Buyers are unable to resolve any dispute regarding the Adjustment Schedule within 15 days following the delivery of the Notice of Dispute (the “Adjustment Resolution Period”), BioScrip and Parent shall submit the items remaining for resolution in writing, together with written summaries prepared and submitted by BioScrip, on the one hand, and the Buyers, on the other hand, within thirty (30) days following the end of the Adjustment Resolution Period, to the Independent Accounting Firm. The Independent Accounting Firm shall, within twenty (20) days of such submission, resolve any differences between BioScrip and the Buyers based solely upon the written summaries submitted to the Independent Accounting Firm in accordance with the preceding sentence, and, in reaching a decision on each item of dispute, the Independent Accounting Firm’s position shall be limited to either BioScrip’s or the Buyers’ position set forth in such written summaries on each disputed item. Such resolution shall, in the absence of manifest error, be final, binding and conclusive upon each of the parties to this Agreement. BioScrip and the Buyers agree that the Independent Accounting Firm must agree to the time periods set forth in this Section 1.15 as a condition to its engagement and such time periods shall only be extended upon the showing of good cause by the Independent Accounting Firm to each of the parties to this Agreement. The costs, fees and expenses of the Independent Accounting Firm shall be borne by the non-prevailing party or, in the event of a dispute involving multiple items, by the party whose overall position varies the greatest from that of the Independent Accounting Firm.

(d) For the purposes of this Agreement, “Final Adjustment Deficit” means the Adjustment Deficit and “Final Adjustment Surplus” means the Adjustment Surplus, in each case as finally agreed or determined in accordance with this Section 1.15. On the earlier of (A) the fifth Business Day following the date on which the Final Adjustment Schedule is determined in accordance with this Section 1.15 and (B) 180 days following the Closing Date:

(i) the Buyers shall pay BioScrip, by wire transfer of immediately available funds, in the case of a Final Adjustment Surplus, the amount of the Final Adjustment Surplus; or

(ii) BioScrip shall pay the Buyers, by wire transfer of immediately available funds, in the case of a Final Adjustment Deficit, the amount of the Final Adjustment Deficit.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SELLING PARTIES

Subject to the exceptions set forth in the corresponding sections of the letter from BioScrip, dated as of the date of this Agreement, addressed to the Buyers (the “Disclosure Letter”), each of the Selling Parties jointly and severally represents and warrants to Buyers that:

Section 2.01. Organization. Each Selling Party is duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and has the requisite corporate power and authority to own its properties and to carry on its business as presently conducted and is duly qualified to do business and is in good standing (where such concept exists) as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified or in good standing as a foreign corporation or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Complete and correct copies of the certificate of incorporation and by-Laws of each Seller as currently in effect have been made available to Parent and, as so made available, are in full force and effect, and no other organizational documents are applicable to or binding upon any Seller.

Section 2.02. Authority; Enforceability. Each Selling Party has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Selling Party of this Agreement and the Ancillary Agreements to which it is a party and the consummation by each Selling Party of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of each Selling Party and no other corporate proceedings on the part of any Selling Party are necessary pursuant to its governing documents or the Laws of its jurisdiction of incorporation to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby. Each Selling Party’s Board of Directors has, at a meeting duly called and held or by written consent, (i) approved this Agreement and the transactions contemplated hereby and (ii) determined that the terms of this Agreement are fair to and in the best interests of such Selling Party and its stockholders. No approval of the stockholders of BioScrip is required in connection with the execution and delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by the Selling Parties, and each Ancillary Agreement will be duly executed and delivered by each Selling Party that is a party thereto, and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitutes or will constitute a legal, valid and binding agreement of each Selling Party enforceable against each Selling Party in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

Section 2.03. Non-Contravention; Material Contracts.

(a) Other than as set forth in Section 2.03(a) of the Disclosure Letter, the execution, delivery and performance by each Selling Party of this Agreement and the Ancillary Agreements to which it is a party does not and will not (i) conflict with or violate such Selling Party’s governing documents, (ii) assuming that all consents, approvals and authorizations contemplated by Section 2.04 have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to any Selling Party or by which any Selling Party or any of their respective properties are bound, (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, recapture, amendment or acceleration of, or performance under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which such Selling Party is a party or by which such Selling Party or any of its properties are bound, (iv) result in any Lien on any of the Purchased Assets or (v) require any authorization, consent or approval of any third party, except, in the case of clauses (ii) and (iii) of this Section 2.03(a), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Schedule 2.03(a) shall also identify such consents as the Selling Parties and the Buyers agree are required consents (the “Required Consents”)).

(b) All contracts, agreements or leases other than real property leases that, (i) during the year ended December 31, 2011 involved the receipt or payment by any Selling Party or their Affiliates related to the Business of $500,000 or more in the aggregate or (ii) that are otherwise material to the operation of the Business as presently conducted by the Selling Parties that are not, in each case, included in the Assigned Contracts are listed on Section 2.03(b) of the Disclosure Letter.

(c) (i) The Sellers are not (and, to the Selling Parties’ Knowledge, no other party is) in default under any Assigned Contract or Assigned Facility Lease, (ii) each of the Assigned Contracts and Assigned Facility Leases is in full force and effect, and is the valid, binding and enforceable obligation of the Sellers, and to the Selling Parties’ Knowledge, of the other parties thereto, and (iii) the Sellers have performed all respective obligations required to be performed by them to date under the Assigned Contracts and the Assigned Facility Leases and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder, except, in the case of clauses (i), (ii) and (iii) of this Section 2.03(c), for any such default, failure, invalidity, unenforceability, non-performance, breach or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.04. Governmental Consents. The execution, delivery and performance by each Selling Party of this Agreement and the Ancillary Agreements to which it is a party and the consummation by each Selling Party of the transactions contemplated hereby and thereby does not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under, pursuant to or with respect to (a) the HSR Act, (b) consents or approvals of Governmental Authorities in connection with the permissible transfer of Permits and obtaining Pharmacy Permits, (c) the Exchange Act, and (d) except for the Required Consents, any other consent, approval, authorization, permit, action, filing or notification, the failure of which, individually or in the aggregate, would not and will not result in a material violation or material breach of any of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination, revocation or cancellation or a loss of rights under (i) any material licenses, Permits, including Pharmacy Permits or approvals issued by any Person, or (ii) any applicable Law.

Section 2.05. Litigation.

(a) Except as set forth in Section 2.05(a) of the Disclosure Letter, there are no Actions pending or, to the Knowledge of the Selling Parties, threatened against the Selling Parties or, to the Knowledge of the Selling Parties, any officer, director or employee of any Selling Party, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and to the Knowledge of the Selling Parties, there is no basis or circumstance that would reasonably be expected to lead to any such Action.

(b) Except as set forth in Section 2.05(b) of the Disclosure Letter, since January 1, 2008, there have been no, nor are there any other, regardless of their date, unsatisfied or otherwise pending, material judgments, decrees, orders, writs, injunctions, rulings, decisions or awards of any court or any other Governmental Order to which the Business or any of the Purchased Assets is subject. To the Knowledge of the Selling Parties, there is no reasonable basis for any such action or of any governmental investigations relating to the Business or the Purchased Assets. Since January 1, 2008, no Selling Party has received any notice of any complaints filed against any Seller under HIPAA or any other applicable patient privacy and data protection Laws, and to the Knowledge of the Selling Parties, no such violation exists.

Section 2.06. Compliance with Law; Permits.

(a) The Sellers and their Affiliates (with respect to the Business and the Purchased Assets), are not in violation, in any material respect, of any Law, and except as set forth in Section 2.06(a) of the Disclosure Letter, have not received any written notice of any violation of Law. Each Seller and their Affiliates (with respect to the Business and the Purchased Assets) have timely filed all material reports, registrations, certifications and statements required to be filed by them with any Governmental Authority, and has paid all related material fees and assessments due and payable.

(b) The Sellers and their Affiliates (with respect to the Business and the Purchased Assets) have obtained all material licenses, permits or other authorizations from Governmental Authorities required to conduct the Business as now being conducted and are in compliance, in all material respects, with all such licenses, permits or other authorizations from Governmental Authorities. Section 2.06(b) of the Disclosure Letter sets forth a list and brief description of all Permits and a list of all government healthcare payment program billing numbers used in the Business.

(c) Except as set forth in Section 2.06(c) of the Disclosure Letter, each Permit required for the operation of each Facility or the conduct of the Business as now being conducted is current, and unencumbered, with no history of any form of material disciplinary action taken against it by any federal, state and/or municipal regulatory agency.

Section 2.07. Real Property. The Leased Real Property and the lease of, or any other interest in, the real property of the Facilities are all of the real property which is leased or subleased in connection with the Business.

(a) The Sellers or one of their respective Subsidiaries have or has exclusive use and possession of each Leased Real Property.

(b) With respect to each Facility Lease: (i) such Facility Lease is in full force and effect and is valid and enforceable in accordance with its terms; (ii) there is no material default under any Facility Lease or any agreements related to use or occupancy rights granted to third-party owners, tenants or licensees either by the Seller or Subsidiary that is a party thereto or, to the Knowledge of the Selling Parties, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by any Seller or the Seller’s Subsidiary thereunder or permit the termination, modification or acceleration of rent under such Facility Lease; (iii) the applicable Seller’s possession and quiet enjoyment of the Leased Real Property under each such Facility Lease has not been disturbed, and to the Knowledge of the Selling Parties, there are no disputes with respect to such Facility Lease; (iv) the Sellers and their Affiliates do not, and will not in the future, owe any brokerage commissions or finder’s fees with respect to any such Facility Lease; and (v) the Sellers have not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

(c) There are no pending or, to the Knowledge of the Selling Parties, threatened condemnation or eminent domain proceedings that affect any Leased Real Property, and no Seller has received any written notice of the intention of any Governmental Authority or other Person to take any Leased Real Property.

(d) To the Knowledge of the Selling Parties, no security deposit or portion thereof deposited with respect to any Leased Real Property has been applied in respect of a breach or default under such Facility Lease which has not been redeposited in full.

(e) The Sellers’ improvements to the Leased Real Property are, and no Seller has taken any action to cause any other part of the Leased Real Property not to be in compliance with all applicable Environmental Laws, building, zoning, subdivision, health and safety and other land use Laws, including, without limitation, The Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Leased Real Property and the current use or occupancy of the Leased Real Property or operation of the Business thereon does not violate any such Law. No Selling Party has received any notice of violation of any such Law and, to the Knowledge of the Selling Parties, there is no basis for the issuance of any such notice or the taking of any action for such violation.

Section 2.08. Title to the Purchased Assets.

(a) The Sellers have full, legal, equitable and marketable title to all of the Purchased Assets owned by any Seller, free and clear of all Liens other than Permitted Liens and Liens that will be released at or before the Effective Time. Sellers have a valid leasehold interest or valid rights to use all of the other Purchased Assets. At the Closing, each Seller will deliver to the applicable Buyer full legal, equitable and marketable title to all of the Purchased Assets owned by such Seller and a valid leasehold interest or other valid right to use all of the other Purchased Assets, free and clear of any Liens except for Permitted Liens.

(b) The Purchased Assets are in reasonable working condition and constitute all of the assets necessary for the operation of the Transferred Facilities and the Business as presently conducted. Other than as disclosed in Section 2.08(b) of the Disclosure Letter or as contemplated by the Transition Services Agreement, there are no assets or property of any nature that are being retained after the Closing Date by any Seller or any Affiliate thereof which are necessary for, or material to, the operation of the Transferred Facilities or the operation of the Business.

Section 2.09. Affiliate Transactions. No Affiliate of any Selling Party and no employee, officer or director of any Selling Party or any of its Affiliates (i) owns, directly or indirectly, in whole or in part, any Permits, real property, leasehold interests or other property, the use of which is necessary for the operation of the Business, other than the personal professional licenses of employees, (ii) has any claim or cause of action or any other action, suit or proceeding against, or owes any amount to any Selling Party related to the Business, or (iii) is a party to any contract related to the Business pursuant to which any Selling Party provides to, or receives services from, any such Person, except as to any such individual in his or her capacity as a Business Employee and except for general corporate management and shared services provided by BioScrip and its Affiliates.

Section 2.10. Labor Relations.

(a) Each Selling Party is, in respect to the Business, in compliance in all material respects with all applicable Laws (including, without limitation, the Fair Labor Standards Act) respecting labor, employment and employment practices, occupational health and safety, or workplace safety and insurance/workers compensation Laws, terms and conditions of employment and wages and hours and federal affirmative action Laws and regulations (“Labor Laws”). No Selling Party has received notice during the past two years of the intent of any Governmental Authority responsible for the enforcement of Labor Laws to conduct a material investigation or audit of or affecting any Selling Party with respect to any Facility and, to the Knowledge of the Selling Parties, no such investigation is in progress. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no (and have not since January 1, 2008 been any) labor disputes, strikes, organizing activities, slowdowns or work stoppages against any Seller pending, or to the Knowledge of the Selling Parties, threatened with respect to any Facility. No labor organization or group of fifty (50) or more employees of any Selling Party, with respect to the Business, has made a pending formal demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of any Selling Party, threatened to be brought with respect to any Facility.

(b) There is no unfair labor practice complaint against any Selling Party, with respect to the Business, pending before the National Labor Relations Board or any comparable Governmental Authority; and each Seller is in compliance with the requirements of the Workers Adjustment and Retraining Notification Act or any state-Law equivalent (collectively, “WARN”) and has no liabilities pursuant to WARN. Each Selling Party has, in respect to the Business, complied in all material respects with all applicable Law administered by the Department of Homeland Security, including, but not limited to, the Immigration Reform and Control Act. Except to the extent of a fraudulent or wrongful act or misrepresentation by a Business Employee (including by providing any Selling Party with false or wrongfully obtained documentation), of which actions the Selling Parties have no Knowledge, each Business Employee is a United States citizen or has a current and valid work visa or otherwise has the lawful right to work in the United States. Each Selling Party has in its files a Form I-9 that, is validly and properly completed in accordance with applicable Law for each Business Employee for whom such form is required under applicable Law, in each case other than to the extent any such Form I-9 is not validly and properly completed in accordance with applicable Law as a result of a fraudulent or wrongful act or misrepresentation by the corresponding Business Employee (including by providing any Selling Party with false documentation) of which act the Selling Parties have no Knowledge.

(c) There are no material claims pending before a court or administrative agency or, to the Knowledge of the Selling Parties, threatened, against any Selling Party or any of their Affiliates (whether under Law, under any employee agreement or otherwise) by any present or former Business Employee on account of or for: (1) overtime pay, other than overtime pay for the current payroll period; (2) wages or salaries, other than wages or salaries for the current payroll period; or (3) vacations, sick leave, time off or pay in lieu of vacation or time off, other than vacation, sick leave or time off (or pay in lieu thereof) earned in the period immediately preceding the date of this Agreement or incurred in the ordinary course of business.

(d) Except as set forth in Section 2.10(d) of the Disclosure Letter, there are no material claims pending before a court or administrative agency or, to the Knowledge of the Selling Parties, threatened in writing, by any person against any Selling Party or any of their Affiliates that could reasonably be expected to affect the Facilities or the Purchased Assets, arising out of any statute, ordinance or regulation relating to unfair labor practices, discrimination, employment practices or occupational or safety and health standards.

Section 2.11. Environmental Compliance. (i) In connection with or relating to the Facilities or Purchased Assets, to the Knowledge of the Selling Parties, the activities of the Selling Parties and their Affiliates comply and have complied, in all material respects, with all applicable Environmental Laws, and such Selling Parties or their Affiliates possess and comply, and have complied, with all applicable Environmental Permits required under such Laws to operate as they currently operate, in each case in connection with or relating to the Facilities or Purchased Assets; (ii) except as would not reasonably be expected individually or in the aggregate to have a Material Adverse Effect, there are no, and there have not been any, Materials of Environmental Concern at any of the Facilities or Purchased Assets under circumstances that have resulted in or are reasonably likely to result in Environmental Liability of the Sellers or any of their Affiliates under any applicable Environmental Laws; (iii) in connection with or relating to the Facilities or Purchased Assets, except as would not reasonably be expected to have a Material Adverse Effect, none of the Sellers or their Affiliates has received any written notification alleging that it is liable for, or requesting information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar foreign, state or local Law concerning, any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved such that no Environmental Liabilities exist and no further action is required with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) Sellers have made available to Parent all material reports of environmental assessments, audits and similar investigations in the possession of the Sellers and conducted since January 1, 2008 in connection with or relating to the Facilities or Purchased Assets. There are no Actions relating to the Facilities or Purchased Assets and arising under Environmental Laws pending or, to the Knowledge of the Selling Parties, threatened against the Selling Parties or any of their Affiliates which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. In connection with or relating to the Facilities or Purchased Assets, except as would not reasonably be expected to have a Material Adverse Effect, at each property where Asbestos-Containing Material (“ACM”) has been identified, all ACM is non-friable, encapsulated or abated and the Sellers have implemented an Asbestos Operation and Management Plan if the ACM is still present.

Section 2.12. Financial Schedules. Set forth in Section 2.12 of the Disclosure Letter are (i) unaudited selected results of operations data for the Business for the fiscal year ended December 31, 2010 and the eleven months ended November 30, 2011 (collectively, the “Separate Operations Data”) and (ii) unaudited selected balance sheet data as of November 30, 2011 (the “Separate Balance Sheet Data”). The Separate Operations Data and the Separate Balance Sheet Data have been compiled from source books, records and financial reports of BioScrip and its Subsidiaries. Such source books, records and financial reports were prepared by BioScrip in the ordinary course of its business, are complete and accurate in all material respects and were subject to BioScrip internal controls. The allocations of the Separate Operations Data among the Business are consistent with Section 2.12(a) of the Disclosure Letter and the allocations of the Separate Balance Sheet Data are allocated in the manner described in Section 2.12(b) of the Disclosure Letter. The Separate Balance Sheet Data and the Separate Operations Data were prepared, in all material respects in accordance with GAAP as in effect as of the date of this Agreement (except that the Separate Balance Sheet Data and the Separate Operations Data do not contain footnotes), to the extent included therein, reconcile to BioScrip historical financial statements filed with the Securities and Exchange Commission and present fairly, in all material respects, the information presented in the Separate Balance Sheet Data and the Separate Operations Data, respectively, in each case, applied on a basis consistent with the preparation of the Selling Parties’ 2010 consolidated year end financial statements. Subject to the changes in accounting principles and methodologies effected by BioScrip as described in all forms, reports, statements, certifications and other documents (including all exhibits, supplements and amendments thereto) required to be filed or furnished by it with the Securities and Exchange Commission within the last two years (the “BioScrip SEC Reports”), the accounting principles and methodologies used in the preparation of the Separate Operations Data were applied on a consistent basis, in all material respects, for each of the periods presented therein.

Section 2.13. No Undisclosed Liabilities. Neither BioScrip nor any Seller has any liabilities, claims or indebtedness related to the Business of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, whether due or to become due, in each case, that are required by GAAP to be set forth, reserved against, disclosed or otherwise reflected in a consolidated balance sheet or the notes thereto, except liabilities that (i) are set forth or reflected in the financial schedules set forth in Section 2.12 of the Disclosure Letter or disclosed in the notes thereto, (ii) were incurred in the ordinary course of business and consistent with past practice since September 30, 2011 and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) are incurred pursuant to the transactions contemplated by this Agreement or (iv) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business consistent with past practice.

Section 2.14. Absence of Certain Changes or Events. Since January 1, 2011, except as expressly contemplated by this Agreement, each Selling Party has conducted the Businesses in the ordinary course in all material respects consistent with past practice, and, since such date, there has not been any change, event or occurrence which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2011, no Selling Party has taken any action that, if taken after the date of this Agreement, would constitute a breach of Section 4.01.

Section 2.15. Inventory; Suppliers; Third Party Payors; Referral Sources.

(a) All Inventory consists of inventory, goods and products that are of a quality usable and salable in the ordinary course of the Business, except for items of obsolete Inventory and Inventory of below-standard quality, all of which have been written off or written down to realizable market value or for which adequate reserves have been reflected in the Separate Balance Sheet. The present quantities of all items included in the Inventory are at levels reasonably appropriate in the ordinary course of the Business.

(b) Section 2.15(b) of the Disclosure Letter sets forth a list of all of the Material Suppliers of the Sellers or the Business, taken as a whole, separated by line of business and including the dollar amount paid to such supplier during the past 12 months. Since January 1, 2011, no Material Supplier has terminated or provided formal notice of its intention to terminate its relationship with any Seller or materially reduced or provided formal notice of its intention to materially reduce the aggregate value of its annual transactions with any Seller. “Material Supplier” means the ten (10) largest suppliers of the Sellers, taken as a whole, in each case, measured in terms of annual expenditures by the Sellers, taken as a whole, for the year ended December 31, 2011.

(c) Section 2.15(c) of the Disclosure Letter sets forth a list of all of the Material Payors of the Sellers or the Business, taken as a whole, separated by line of business and including the dollar amount paid to such payor during the past 12 months. Except as set forth on Section 2.15(c) of the Disclosure Letter, since January 1, 2011, no Material Payor has terminated or provided formal notice of its intention to terminate its relationship with any Seller or materially reduced or provided formal notice of its intention to materially reduce the aggregate value of its annual transactions with any Seller. “Material Payor” means the (i) ten (10) largest third party payors (commonly referred to pharmacy benefit managers) of the Sellers, taken as a whole, and (ii) ten (10) largest plan sponsors (commonly referred to as payors), in each case, measured in terms of annual revenues to the Sellers, taken as a whole, for the year ended December 31, 2011.

(d) The Selling Parties have provided to the Buyers a true and complete list of the Referral Sources of the Business who, during the year ended December 31, 2011, accounted, individually more than 5% and, in the aggregate, not less than 80%, of the aggregate revenue of each component of the Business as shown in the Separate Operations Data to the Buyers. To the Knowledge of the Selling Parties, there have been no material changes in the Referral Sources of the Business, individually or in the aggregate, since the date such information was provided to the Buyers.

Section 2.16. Finders’ Fees. Except for MTS Health Partners, L.P., for which the Selling Parties shall remain solely liable, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Selling Parties or any of their Affiliates who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 2.17. Healthcare Regulatory. Except as set forth in Section 2.17 of the Disclosure Letter,

(a) no Selling Party has (i) received any written notice from any Governmental Authority of any threatened or pending violation, investigation, audit or inquiry into an alleged or suspected violation of any applicable Law or of any of the Governmental Order that is or would reasonably be expected, individually or in the aggregate, to be material to the Business or the Purchased Assets, taken as a whole, or result in a material fine or assessment or a cease or desist order, or the suspension, revocation or limitation or restriction of any Permit that is material to the operation of the Business or the ownership of the Purchased Assets (a “Material Regulatory Event”), or (ii) entered into any agreement or settlement with any Governmental Authority with respect to its alleged non-compliance with, or violation of, any applicable Law;

(b) the Sellers, and, to the Knowledge of the Selling Parties, all of their respective officers and directors and professionally licensed employees or contractors who provide professional services to or at any Facility or otherwise in connection with the Business (“Professional Personnel”) and any Referral Sources of the Business in their capacity as such, are in compliance in all material respects with, to the extent applicable, (i) all Laws, applicable to the Governmental Programs and (ii) all federal and state Laws and Guidance relating to health care fraud and abuse, including: (A) the Anti-Kickback Law, 42 U.S.C. § 1320a-7b, 42 C.F.R. § 1001.952, (B) the federal false coding statute, 42 U.S.C. § 1320a-7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., and (D) the false claims act, 31 U.S.C. § 3729 et seq., except to the extent that any non-compliance with the foregoing has not and would not reasonably be expected to result in a Material Regulatory Event;

(c) no Selling Party, with respect to the Business or the Purchased Assets (i) is a party to any corporate integrity agreement or similar memorandum of understanding with any Governmental Authority, (ii) is subject to any order, judgment, injunction, award, decree or writ handed down, adopted or imposed by any Governmental Authority or (iii) since January 1, 2006, has adopted any board resolutions at the request of any Governmental Authority, in each case that restricts the conduct of its business or that impacts upon the management or operation of its business in any material adverse manner (collectively, “Regulatory Agreements”). Since January 1, 2006, no Selling Party has received written notice from any Governmental Authority that such Governmental Authority is considering issuing or requesting or investigating the possible issuance or request for any Regulatory Agreement;

(d) the Sellers that directly receive reimbursement under Titles XVIII and XIX of the Social Security Act (the “Medicare and Medicaid Programs”), the CHAMPUS and TRICARE programs and such other similar federal, state or local governmental reimbursement programs (the “Governmental Programs”) are certified for participation and reimbursement under the Medicare and Medicaid Programs. The Sellers that directly receive reimbursement under the Medicare and Medicaid Programs have current provider numbers and provider agreements required under such Governmental Programs. The Sellers that directly or indirectly receive payments under Private Programs have all provider agreements and provider numbers that are required under such Private Programs. “Private Programs” shall mean any non-Governmental Program third party payor with which any Selling Party, with respect to the Business, has a contract to provide services and to receive payment therefor and that in calendar year 2010 and/or 2011 generated revenue for any Selling Parties, individually or in the aggregate, in excess of $500,000. Collectively, Governmental Programs and Private Programs shall be referred to as “Payment Programs;”

(e) there has been no (i) violation or default by any Selling Party or, to the Knowledge of the Selling Parties, any of their respective current or former directors, officers or Professional Personnel, (ii) order, judgment, injunction, award, decree or writ handed down, adopted or imposed by any Governmental Authority against the Selling Parties or, to the Knowledge of the Selling Parties, any of their respective current or former directors, officers or Professional Personnel or (iii) Action or proceeding instituted against any Selling Party in any way related to the Business or the Purchased Assets, or, to the Knowledge of the Selling Parties, any of their respective current or former directors, officers or Professional Personnel with respect to the Permits, Medicare or Medicaid certifications, provider agreements or provider numbers (collectively, “Regulatory Authorizations”), in each case, except as would not, individually or in the aggregate, be or reasonably be expected to result in a Material Regulatory Event. To the Knowledge of the Selling Parties, no event has occurred that, with the giving of notice, the passage of time, or both, would constitute reasonable grounds for a material violation or exclusion order with respect to any such Regulatory Authorizations, or to revoke, withdraw or suspend any such Regulatory Authorizations, or to terminate the participation of the Selling Parties in any Payment Program;

(f) no Selling Party nor, to the Knowledge of the Selling Parties, any of their respective current or former directors, officers or Professional Personnel (during the term of such individual’s employment by such Selling Party or while acting as an agent of the Selling Party or any of their Affiliates) has been determined or alleged by a Governmental Authority to have committed a violation of federal or state Laws regulating health care fraud, including the Federal Anti-Kickback Statute, 42 U.S.C. 1320a-7b; the Stark I and II Laws, 42 U.S.C. 1395nn and their associated regulations; the False Claims Act, 31 U.S.C. 3729, et seq.; or state Laws relating to the referral of patients or health care business in exchange for remuneration or to entities in which the referrer has an ownership or financial relationship, in connection with such employment by, or activity on behalf of, any Selling Party;

(g) no Selling Party has received written notice that any Selling Party’s current or former directors, officers or Professional Personnel is or was under investigation by a Governmental Authority in connection with any of the foregoing set forth in Section 2.17(f);

(h) no Selling Party nor, to the Knowledge of the Selling Parties, any current or former director, officer or Professional Personnel (during the term of such individual’s employment by such Selling Party or while acting as an agent of any Selling Party) (i) has been convicted of or indicted for any crime, for which debarment or similar punishment is mandated or permitted by any applicable Law or (ii) has engaged in any activities that are prohibited, or cause for the imposition of penalties or mandatory or permissive exclusion, under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1395nn or 1396b, 31 U.S.C. §§ 3729-3733, or the federal CHAMPUS/TRICARE statute (or other federal or state statutes related to false or fraudulent claims) or the regulations promulgated thereunder pursuant to such Laws or related Laws, or under any criminal Laws relating to health care services or payments, or that are prohibited by rules of professional conduct, in connection with such employment by, or activity on behalf of, any Selling Party; and as of the date hereof, no Selling Party has received written notice that any Selling Party or any current or former director, officer or Professional Personnel was under investigation with respect to any of the foregoing set forth in this Section 2.17(h);

(i) each Selling Party, and to the Knowledge of the Selling Parties, their respective current or former directors, officers and Professional Personnel are in compliance with all applicable Laws with respect to matters relating to patient or individual health care information, including the HIPAA, Pub. L. No. 104-91 and any rules or regulations promulgated thereunder except as would not, individually or in the aggregate, reasonably be expected to result in a Material Regulatory Event;

(j) each Selling Party has filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made thereto, that such Selling Party was required to file with any Governmental Authority, including state health and insurance regulatory authorities and any applicable federal regulatory authorities, and have timely paid all material Taxes, fees and assessments due and payable in connection therewith except as would not, individually or in the aggregate, reasonably be expected to result in a Material Regulatory Event;

(k) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, including, without limitation, a Material Regulatory Event, each Selling Party has (i) timely filed all reports and billings required to be filed prior to the date hereof with respect to the Payment Programs (all of which reports and billings are complete and accurate in all material respects and have been prepared in compliance in all material respects with applicable Law) and (ii) paid or caused to be paid all known and undisputed refunds, overpayments, discounts or adjustments that have become due pursuant to such reports and billings;

(l) no Selling Party has claimed or received reimbursements from Payment Programs in excess of amounts permitted by applicable Law, and has no liability or obligation of any kind, whether accrued, contingent, absolute, inchoate or otherwise, whether due or to become due, under any Payment Programs for any refund, overpayment, discount or adjustment except as would not, individually or in the aggregate, reasonably be expected to result in a Material Regulatory Event. There are no pending or, to the Knowledge of the Selling Parties, threatened, appeals, adjustments, challenges, audits, inquiries, litigation or written notices of intent to audit with respect to such prior reports or billings, and no Selling Party has been audited, or otherwise examined by any Payment Programs except as would not, individually or in the aggregate, be expected to result in a Material Adverse Effect, including without limitation, a Material Regulatory Event;

(m) to the Knowledge of the Selling Parties, after compliance with the Selling Parties’ policies and procedures with respect to screening thereof, no personnel of the Selling Parties, before or during such person’s employment with Sellers have been excluded or suspended from participation in Medicare, Medicaid or any other Federal Health Care Program, or have been debarred, suspended or are otherwise ineligible to participate in federal programs;

(n) to the Knowledge of the Selling Parties, no personnel of the Selling Parties, before or during such person’s employment with Sellers has committed any offense which may reasonably serve as the basis for any such exclusion, suspension, debarment or other ineligibility; and

(o) to the Knowledge of the Selling Parties, the Selling Parties have not arranged or contracted with any individual or entity that is suspended, excluded or debarred from participation in, or otherwise ineligible to participate in, a Federal Health Care Program or other federal program.

Section 2.18. Intellectual Property.

(a) Section 2.18(a) of the Disclosure Letter contains a complete and accurate list of Intellectual Property including all Software that relates to the ownership or operation of the Business or the Purchased Assets. Section 2.18(a) of the Disclosure Letter contains a complete and accurate list of all licenses and other rights granted by the Sellers to any Person with respect to any Intellectual Property that is material to the ownership or operation of the Business or the Purchased Assets and all licenses and other rights granted by any Person to the Sellers with respect to any Intellectual Property (excluding “off-the-shelf” programs or products or other “shrink wrap” software licensed in the ordinary course of business) identifying the subject Intellectual Property that is material to the ownership or operation of the Business or the Purchased Assets.

(b) To the Knowledge of the Selling Parties, the Sellers own or possess sufficient legal rights to all Intellectual Property necessary for or used in ownership or operation of the Business or the Purchased Assets without any infringement of the rights of others. To the Knowledge of the Selling Parties, the Sellers are not infringing upon any Intellectual Property of any other Person, and the Selling Parties have no Knowledge of any violation by any Person of any of Sellers’ Intellectual Property. The Selling Parties have not received any written notice from any Person claiming infringement of a Person’s Intellectual Property rights, nor have the Selling Parties received any written communication inviting the Selling Parties or their Affiliates to negotiate for a license under any Person’s Intellectual Property that in any way relates to the ownership or operation of the Business or the Purchased Assets.

(c) Each item of Intellectual Property which is material to the ownership or operation of the Business or the Purchased Assets is owned by the Sellers and is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Intellectual Property have been paid and all necessary documents and certificates in connection with such Intellectual Property have been filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property.

Section 2.19. Solvency.

(a) The Selling Parties, consolidated together as a whole, are solvent and the transactions contemplated by this Agreement will not render the Selling Parties, consolidated together as a whole, insolvent.

(b) None of the Selling Parties is engaged in business or transactions, nor is about to engage in business or transactions, for which any property remaining with the Selling Parties, as applicable, immediately after the Closing Date constitutes unreasonably small capital with which to engage in such business or transaction.

(c) By entering into this Agreement and consummating the transactions contemplated hereby, no Selling Party intends to incur, nor believes that it will incur, debts that will be beyond such Selling Party’s ability to pay as such debts mature.

(d) No Selling Party is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud any creditor to which such party is indebted on the Closing Date or any creditor to which such party may become indebted after the Closing Date.

Section 2.20. No Omissions. To the Knowledge of the Selling Parties, no representation or warranty by any Selling Party in this Agreement, together with the Disclosure Letter, and no closing certificate delivered, or to be delivered, by or on behalf of any Selling Party pursuant to this Agreement contains or will contain any untrue statement of a material fact or is misleading in any material respect or omits to state any material fact necessary to make the statements contained herein or therein not misleading. Each Selling Party has used reasonable best efforts to ensure that all disclosures made in this Agreement, together with the Disclosure Letter and any closing certificate delivered, or to be delivered, by or on behalf of any Selling Party pursuant to this Agreement is true and correct in all material respects.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

Each of the Buyers hereby jointly and severally represents and warrants to each of the Selling Parties that:

Section 3.01. Organization. Each Buyer is duly organized, validly existing and in good standing under the Laws of the state of its organization, and has the requisite power and authority to own its properties and to carry on its business as presently conducted and is duly qualified to do business and is in good standing (where such concept exists) as a foreign corporation or limited liability company in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary. Complete and correct copies of the certificate of incorporation and by-Laws (or equivalent organizational documents) of each Buyer as currently in effect, have been made available to BioScrip, and as so made available, are in full force and effect.

Section 3.02. Authority; Enforceability. Each Buyer has the power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Buyer of this Agreement and the Ancillary Agreements to which it is a party and the consummation by each Buyer of the transactions contemplated hereunder and thereunder have been duly authorized by all necessary action on the part of each Buyer and the holders of any equity interests thereof. Each Buyer’s governing body has, at a meeting duly called and held or by written consent, (i) approved this Agreement and the transactions contemplated hereby and (ii) determined that the terms of this Agreement are fair and in the best interest of such Buyer and its equityholder(s). This Agreement and each Ancillary Agreement to which each Buyer is a party has been or will be duly executed and delivered by each Buyer and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitutes or will constitute a legal, valid and binding agreement of each Buyer, enforceable against each of them in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

Section 3.03. Non-Contravention. The execution, delivery and performance by each Buyer of this Agreement and the Ancillary Agreements to which each Buyer is a party does not and will not (a) conflict with or violate its certificate of incorporation or by-laws or comparable governing documents, (b) assuming that all consents, approvals and authorizations contemplated by Section 3.04 have been obtained and all filings described therein have been made, conflict with or violate any Law applicable any Buyer or by any Buyer or any of their respective properties are bound or (c) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, recapture, amendment or acceleration of, or performance under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which any Buyer is a party or by which any Buyer or any of their respective properties are bound, except, in the case of clauses (b) and (c), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 3.04. Governmental Consents. The execution, delivery and performance by each Buyer of this Agreement and the Ancillary Agreements to which each Buyer is a party and the consummation by each Buyer of the transactions contemplated hereby and thereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any

Governmental Authority, except (a) as required under or pursuant to the HSR Act (b) consents or approvals of Governmental Authorities in connection with the permissible transfer of Permits and obtaining of Pharmacy Permits and (c) any other consent, approval, authorization, permit, action, filing or notification the failure of which to be made or obtained would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby.

Section 3.05. Financing. Buyers have, and at Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder.

Section 3.06. Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Buyers for which any Selling Party could have any liability.

ARTICLE 4

COVENANTS OF THE SELLING PARTIES

The Selling Parties agree that:

Section 4.01. Conduct of the Business. From the date hereof until and including the Closing Date, the Selling Parties shall: (i) conduct the Business in the ordinary course consistent with past practice, including using reasonable best efforts to preserve intact the Purchased Assets and present organization of the Business, including the services of the present officers and employees of the Selling Parties that are associated with the Business, (ii) preserve relationships with customers, suppliers, licensors, licensees, contractors, distributors and others having business dealings with the Business and (iii) promptly notify the Buyers in writing of any material development with respect to the Business or the Purchased Assets. Without limiting the generality of the foregoing, subject to applicable Law and except for actions contemplated by this Agreement or any Ancillary Agreement, from the date hereof until and including the Closing Date, the Selling Parties will not (in each case, to the extent it relates to the Business), without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) sell, lease, license or enter into a contract to sell, remove or otherwise dispose of or make material purchases after the date of this Agreement outside of the ordinary course of business of, any Purchased Assets except (i) pursuant to existing contracts or commitments set forth in Section 4.01(a) of the Disclosure Letter or (ii) sales of inventory in the ordinary course of business consistent with past practice;

(b) unless required by the terms of the applicable Facility Lease, modify materially, renew, extend or terminate any of the Facility Leases; provided that optional extensions of lease terms provided for in Facility Leases may be exercised by the Sellers in the ordinary course of business consistent with past practices;

(c) terminate or permit termination or expiration of, any existing pharmacy or other federal, state or local licenses, permits, registrations, certifications and Medicare and Medicaid provider numbers, except in the ordinary course of business, consistent with past practices;

(d) incur, assume or guarantee any indebtedness for borrowed money with respect to the Purchased Assets, or mortgage or pledge any Purchased Asset or create or suffer to exist any Lien other than Permitted Liens on any Purchased Assets, other than in the ordinary course of business consistent with past practices;

(e) except for any retention bonuses contemplated by Section 6.09 of the Disclosure Letter or as otherwise agreed upon in writing between BioScrip and Parent and except for any other retention bonuses that are borne solely by the Selling Parties, enter into any (i) employment, deferred compensation, severance, retirement or other similar agreement with any Business Employee (or amend any such existing agreement, except as may be required by applicable Law), (ii) grant any severance or termination pay to any Business Employee (other than any severance or termination pay that is required to be paid under any of the Selling Parties’ or their respective Affiliates’ severance plans as in effect on the date hereof) or (iii) increase any compensation or other benefits payable to any Business Employee, other than any compensation increases that are in the ordinary course of business consistent with past practice;

(f) enter into, modify, extend or cancel any third-party payor contracts (which contracts are for amounts in excess of $100,000 per annum), except in the ordinary course of business consistent with past practices;

(g) make any material changes in accounting policies or procedures other than as required by GAAP or a Governmental Authority and disclosed in writing in advance to Parent;

(h) enter into any real estate lease or lease commitment (or change the status of any commitment), or purchase or acquire or enter into any agreement to purchase or acquire any real estate, in each case relating to the Business, other than as expressly contemplated hereby or in the ordinary course of business consistent with past practice;

(i) in any material respect, amend, waive, modify, supplement, extend, terminate, allow to lapse, assign, encumber or otherwise transfer, in whole or in part, their rights and interests in or under any Assigned Contracts, other than as expressly contemplated hereby or in the ordinary course of business consistent with past practice;

(j) settle or compromise or commit to settle or compromise any material claim or litigation that could reasonably be expected to result in any Lien upon or otherwise have any materially adverse impact on the Business or the Purchased Assets;

(k) materially deviate from historic inventory levels and practices with respect to limited distribution drugs, and in no case, violate the terms of any contracts or other agreements related to such inventory levels;

(l) enter into any corporate integrity agreement with the Office of Inspector General;

(m) agree or commit to do any of the foregoing; or

(n) take any action that is intended or may reasonably be expected to result in (i) any of the representations and warranties set forth in this Agreement being or becoming untrue in any material respect, (ii) any of the conditions to Closing set forth in this Agreement not being satisfied or (iii) any violation of any provision of this Agreement, except, in each case as may be required by applicable Law.

Section 4.02. Access to Information; Confidentiality.

(a) From the date hereof until and including the Closing Date, BioScrip will deliver to Parent (in electronic form where available) the information reasonably requested by the Buyers in order to commence and progress transition related planning activities as specified in the Access Agreement and the Transition Services Agreement and, solely in connection with such activities, BioScrip shall, and BioScrip shall cause its Subsidiaries to, use reasonable best efforts to make their management reasonably available to the Buyers and their Representatives during normal business hours and upon reasonable advance notice and provide the Buyers and their Representatives reasonable access to the Facilities during normal business hours and upon reasonable advance notice to, and permit such Representatives to review such information; provided that it is understood and agreed that the Buyers have informed the Sellers that the access and conduct that is required by this Section 4.02(a) is critical to its ability to operate the Transferred Facilities, and to conduct business and service customers at the Transferred Facilities, at Closing, but that such access and conduct must be provided or performed in a form or manner or pursuant to a process that complies with applicable Law and any medical privacy policy of BioScrip maintained for the benefit of third parties that imposes a legally binding obligation on BioScrip or is required to be complied with order to be in accordance with applicable Law and, provided, further, that, except as agreed in a pre-approved communication plan or as set forth in the Access Agreement; (i) the Buyers and their Representatives shall not have the right, without the prior written consent of BioScrip (which shall not be unreasonably withheld, delayed or conditioned so long as the appropriate Buyers provide the appropriate Sellers with a reasonable indemnity upon BioScrip’s request), to perform any investigative procedures that involve physical disturbance or damage to the Facilities, the real property upon which the Facilities are situated or any of the Purchased Assets or Excluded Assets, (ii) the Buyers shall not, without the prior written consent of BioScrip (which shall not be unreasonably withheld, delayed or conditioned), contact or communicate with any patient, payor, client or customer of the Business with respect to or in connection with the transactions contemplated by this Agreement, (iii) the Buyers shall not, without the prior written consent of BioScrip (which shall not be unreasonably withheld, delayed or conditioned), contact or communicate with any vendor, employee, independent contractor or other business partner of the Selling Parties with respect to or in connection with the transactions contemplated by this Agreement and (iv) if BioScrip’s auditors or other third-party service providers shall so request in connection with the release of any books, records or other information (including work papers), the Buyers agree to execute a customary release as may be reasonably requested by such auditors or third-party service providers. Accordingly, to the extent that providing access to certain information or personnel or taking certain action under this Section 4.02(a) would not so comply in a given form or manner or pursuant to a given process, the parties to this Agreement shall agree on a form or manner of access or conduct that will both enable the Buyers to operate the Transferred Facilities, and conduct business and service customers at the Transferred Facilities following the Effective Time and will comply with applicable Law and any such policy (e.g., pricing information may be redacted from the item files and pharmacy reimbursement rates may be redacted from third party plan information). To the extent of any conflict between this Section 4.02 and the Access Agreement in terms of information or access to be provided, the terms of the Access Agreement shall prevail.

(b) Between the date hereof and through and including the Closing Date, upon reasonable notice and at reasonable times, the Sellers will give the Buyers and their respective authorized representatives access to personnel, facilities and books and records of Sellers to the extent relating to the Business and the Purchased Assets and will permit the Buyers to make copies thereof and will cooperate with regard to such inspections as it may reasonably request. The Buyers acknowledge and agree that the Buyers and their respective representatives shall not be afforded access to any employee records or other records or information the disclosure of which would be prohibited by any applicable Law. Any and all such information gathered by the Buyers shall be kept strictly confidential. In the event the transaction contemplated herein is not consummated, such information shall be returned to the Sellers or destroyed in accordance with Sellers’ instructions. After the date hereof and prior to Closing, the Buyers will be provided a reasonable opportunity to interview individuals being considered for Transferred Employee or status, and to conduct the Buyers’ normal pre-employment activities, including but not limited to drug testing and confirmation of citizenship (or other authority to work).

(c) As soon as reasonably practicable following the date of this Agreement but, in no event prior to the date that the transactions contemplated hereby are generally communicated to employees of the Business, the Sellers shall permit the Buyers and their Representatives access to each Transferred Facility after normal business hours (unless other times are permitted by the Sellers) in order to prepare as-built surveys. During the forty-five (45) days preceding the Closing Date, the Sellers shall permit the Buyers and their Representatives access to each Transferred Facility after normal business hours (unless other times are permitted by the Sellers) to install wiring for communication devices and other store systems (including computers and other systems) and take other similar action at such Facility, all at the Buyers’ cost and without causing material damage to such Facility; provided that the Buyers shall not be permitted, without the prior written consent of the appropriate Seller, which consent shall not unreasonably be withheld or delayed, or unless contemplated by the Transition Services Agreement, to install any equipment in the Transferred Facilities until immediately following the Effective Time. The Buyers agree to repair any damage which may be caused due to the exercise of their rights pursuant to this Section 4.02(c) and to indemnify, defend and hold harmless the Seller Indemnitees from any and all Damages arising out of or in any way connected with the Buyers’ exercise of their rights pursuant to this Section 4.02(c).

(d) The Sellers’ obligation to provide the foregoing access shall be conditioned on the requirement that the Buyers shall not unreasonably interfere with the Sellers’ Business.

(e) After the Effective Time, the Selling Parties and their Affiliates will hold, and will use their respective reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless required to disclose by judicial or administrative process or by other requirements of Law or by the rules, regulations or policies of any United States or foreign securities exchange, all documents and information concerning the Purchased Assets and Assumed Liabilities, except to the extent that such information can be shown to have been (i) in the public domain prior to the Effective Time, (ii) in the public domain at or after the Effective Time through no fault of the Selling Parties or their Affiliates or (iii) later lawfully acquired by the Selling Parties from sources other than those related to their prior ownership of the Business; provided that the Selling Parties may disclose such information to their officers, directors, employees, successors, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such Persons are informed by the Selling Parties of the confidential nature of such information and are directed by the Selling Parties to treat such information confidentially. The obligation of the Selling Parties and their Affiliates to hold any such information in confidence shall be satisfied if the Selling Parties exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. For so long as such information remains subject to the foregoing confidentiality obligations, the Selling Parties shall not use the same for any purpose other than tax, accounting and regulatory and other compliance purposes and evaluating, enforcing and performing their rights and obligations under this Agreement and the Ancillary Agreements or otherwise in connection with the transactions contemplated hereby and thereby.

Section 4.03. Notices of Certain Events. From the date hereof until the Closing Date, each party shall promptly notify the other party of:

(a) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c) any change or fact of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article 9 becoming incapable of being satisfied.

Section 4.04. Nonsolicitation; Proprietary Information; Noncompetition.

(a) For a period of five years after the Closing Date, no Selling Party nor any of their respective controlled Affiliates, shall directly or indirectly through any of their respective stockholders, officers, directors, employees, agents, or representatives or otherwise, recruit or otherwise solicit or induce (i) any Transferred Employee or (ii) any member of senior management, key employee or executive officer of any Buyer with whom such Selling Party has become acquainted in connection with the transactions contemplated by this Agreement to terminate his or her employment or other relationship with such Buyer. Notwithstanding the foregoing, nothing shall prevent any Selling Party or any of its Affiliates from soliciting or hiring any person (i) who is terminated by any Buyer following the Closing or (ii) as result of a general solicitation of employment not specifically directed toward employees of any Buyer.

(b) Each Selling Party agrees that, for a period of five years after the Closing Date, each Selling Party and each of its respective Affiliates and their respective officers, directors, employees, agents, or representatives shall hold in strict confidence all Proprietary Information it possesses. In the event that any Selling Party or any of its respective Affiliates or Representatives, as the case may be, is required by Law to disclose any Proprietary Information, such Selling Party shall promptly notify the Parent in writing so that the Parent may, at its sole cost and expense, seek a protective order and/or other motion filed to prevent the production or disclosure of Proprietary Information. If such motion has been denied, then such Selling Party may disclose only such portion of the Proprietary Information which is required by Law to be disclosed; provided, that, (A) such Selling Party shall use reasonable best efforts to preserve the confidentiality of the remainder of the Proprietary Information and (B) such Selling Party shall not, and shall not permit any of its respective Representatives to, oppose any motion for confidentiality brought by the Parent in any such instance. The Selling Parties will continue to be bound by their respective obligations pursuant to this Section 4.04(b) for any Proprietary Information that is not required to be disclosed pursuant to the immediately preceding sentence above, or that has been afforded protective treatment pursuant to such motion.

(c) Each Selling Party agrees that, for a period of two (2) years after the Closing Date, each Selling Party and each of its respective Affiliates will not solicit for employment any general manager, pharmacist-in-charge, reimbursement manager or sales manager, in each case engaged in the infusion business of any Buyer or any of their respective Affiliates; provided that in each case, this Section 4.04(c) shall not prohibit any advertisement or general solicitation that is not specifically targeted at such persons.

(d) In furtherance of the sale of the Purchased Assets to Buyers hereunder by virtue of the transactions contemplated hereby and to more effectively protect the value of the Purchased Assets so sold, for a period of five years after the Closing Date (the “Restricted Period”), to the greatest extent allowed by Law, each Selling Party agrees that it shall not, and it shall cause each of its respective controlled Affiliates to not, directly or indirectly through their respective officers, directors, employees, stockholders, agents, or representatives in any manner whatsoever, directly or indirectly, operate, own, lease, engage or participate in as an owner, consultant, landlord, partner, employee, joint venturer, shareholder or director, in, for, or in connection with (i) the operation of any community retail drug pharmacy stores or otherwise offering or selling any oral pharmaceutical products within fifty (50) miles of any Store, (ii) except as expressly permitted by this Agreement, offering or selling any oral transplant, HIV or oncology pharmaceutical products anywhere in the United States or (iii) the operation of any traditional mail or specialty mail service pharmacy business that is or could reasonably be deemed to be competitive with the Business as conducted as of the Effective Time anywhere within the United States; provided, however, that:

(i) any BioScrip Entity may sell or provide (a) injectable pharmaceutical products and (b) oral Hepatitis C pharmaceutical products, in each case that are prohibited by the immediately preceding paragraph, if such products (i) are incidental to and offered only in combination with the goods and services of such BioScrip Entity’s infusion business, (ii) are maintained at DeMinimis Sales Levels and (iii) are consistent with the operation of the Remaining Business as conducted on the date of this Agreement;

(ii) if there is a Change of Control of BioScrip (excluding any acquisition of a significant ownership stake of BioScrip’s business and operations or equity by (a) Persons who are members of management of BioScrip immediately prior to the Change of Control, (b) Persons who are not, immediately prior to the Change of Control directly or indirectly engaged in a business that would violate this Section 4.04(d), or (c) any Person controlled by such Persons described in (a) or (b)), this Section 4.04(d) shall not apply to the business and operations of the successor of BioScrip’s business and operations (whether by merger, operation of Law or otherwise);

(iii) nothing in this Section 4.04(d) shall limit the ability of any BioScrip Entity to purchase any pharmacy that also conducts specialty pharmacy activities, provided that, if such acquired business derives 40% or more of its “Net Revenue” (net revenue as determined in accordance with GAAP consistently applied) from activities that would be prohibited under this Section 4.04(d) (“Prohibited Acquired Business”), then within 12 months following such acquisition, all or a portion of such Prohibited Acquired Business shall be sold to an unrelated third party or parties (which may include Buyer) or, alternatively, all or a portion of such Prohibited Acquired Business shall be eliminated or terminated, such that thereafter such acquired business derives no more than 25% of its Net Revenue derived from such Prohibited Acquired Business; and

(iv) nothing in this Section 4.04(d) shall limit the ability of any BioScrip Entity from leasing or subleasing the Distribution Center.

(e) For purposes of this Section 4.04, “DeMinimis Sales Levels” shall mean an amount determined on a per location and per therapeutic class basis that does not exceed 115% of the Net Revenue compounded annually derived by such location for such product for the preceding twelve full consecutive month period. Notwithstanding the foregoing, to the extent an infusion patient is converted to a patient who is treated with any injectable product subject to the first paragraph of Section 4.04(d) (the “Converted Patients”), any Net Revenue derived from such Converted Patients shall be applied towards the 115% limit in the previous sentence and any Net Revenue derived from any Converted Patients shall be added to Net Revenue for the preceding twelve (12) month period on a pro forma basis. For locations controlled by any BioScrip Entity as of the Closing Date, the measurement period shall be the twelve (12) full month period immediately preceding the Closing Date and each twelve (12) full month period thereafter prior to the fifth anniversary of the Closing Date. For locations acquired by any BioScrip Entity that do not constitute Prohibited Acquired Business, the measurement period shall be the twelve (12) full month period immediately preceding the date of acquisition of such location by any BioScrip Entity and each twelve (12) full month period thereafter prior to the fifth anniversary of the Closing Date. If any BioScrip Entity acquires operations to be consolidated with other BioScrip locations, the DeMinimis Sales Levels shall be calculated on a pro forma basis based on combined sales for the referenced time period.

(f) For the avoidance of doubt, nothing in this Section 4.04 shall limit (i) BioScrip’s or any of its Affiliates’ ability to provide chronic or acute infusion and related products and services, (ii) the use by a BioScrip Entity of unrelated third party retail pharmacies as first dose infusion pharmacies or (iii) the ability of any BioScrip Entity to jointly market its infusion business or otherwise collaborate with an unrelated third party provider of traditional, community pharmacy, mail or specialty products, provided that the Selling Parties receive no economic benefit from the provision of such products and services of such unrelated third party.

(g) Notwithstanding the foregoing, (i) the Selling Parties and their respective Affiliates may acquire and hold, as a passive investment, securities listed on a stock exchange or automated quotation system of any Person to the extent that such investment does not directly or indirectly confer upon the Sellers or any of their respective Affiliates more than five percent of the voting power with respect to, or interests in the profits of, such Person.

(h) Notwithstanding the foregoing, nothing shall prevent any BioScrip Entity from (X) at any time, providing any injectable products and (Y) after the third anniversary of the Closing Date, providing any oral products to the extent that such injectable or oral products (i) replace infusion products previously and customarily provided by infusion pharmacies, (ii) are customarily provided by infusion pharmacies at such time, and (iii) are incidental to and offered only in combination with the goods and services of such BioScrip Entity’s infusion business.

(i) During the Restricted Period and for a period of 12 months thereafter, the Buyers and their Affiliates shall have the right, at their sole expense, to perform an audit (“Audit”) not more than once every calendar year with respect to any facility operated by a BioScrip Entity or any controlled Affiliate of the Selling Parties’ compliance with this Section 4.04 subject to the following procedures:

(i) The Buyers shall utilize Persons to conduct Audits (such Persons, “Auditors”) who are qualified by appropriate training and experience for such work, and shall perform all Audits in accordance with HIPAA and with published administrative safeguards or procedures against unauthorized use or disclosure (in the audit report or otherwise) of any individually identifiable information (including protected health care information) contained in the information to be audited, except that no Auditor shall perform any duties with respect to the Parent’s or any of its controlled Affiliates’ infusion business, except with respect to Converted Patients. For the avoidance of doubt, such Auditor shall be subject to the terms of the Confidentiality Agreement and shall execute a business associate agreement reasonably satisfactory to the Auditors and the Selling Parties.

(ii) The Selling Parties must be contacted to initiate an Audit. The Selling Parties will identify an audit coordinator who will have day-to-day responsibility for coordinating and facilitating the Audit. The Buyers will provide reasonable advance notice of its intent to conduct an Audit and will provide information reasonably requested by the Selling Parties. Further, the Buyers will use reasonable best efforts to provide the Selling Parties at least three Business Days’ advance notice of the Audit.

(iii) The Parties shall use (and shall cause their representatives to use) reasonable best efforts so that Audits are performed in a manner so as to minimize disruption to each Parties’ respective businesses. The Selling Parties shall provide full cooperation to the Buyers and the Auditors in their conduct of the Audits, including furnishing all reasonably requested information on a timely basis. Notwithstanding the foregoing, except as contemplated by this Section 4.04(i), solely with respect to this Section 4.04, the Selling Parties shall not be obligated to provide any access to any facility of any BioScrip Entity. Any third party Auditors utilized by the Buyers, if any, must execute a confidentiality agreement in form and substance reasonably acceptable to the Selling Parties, provided, that such confidentiality agreement shall, other than as required by applicable Law, in no way, limit the ability of such Auditors to communicate with the Buyers.

(iv) Upon completion of an Audit, the Buyers may, in their sole discretion, deliver to the Selling Parties such information as the Buyers deem appropriate in order to address with the Selling Parties any of the Audit results. The Selling Parties shall have thirty days following receipt of such information from the Buyers to provide a response to the Buyers. Promptly following such thirty (30)-day period, representatives of the Buyers and the Selling Parties shall meet (the “Audit Dispute Meeting”) in order to (i) review and discuss such information and (ii) mutually agree upon the appropriate manner in which to respond to the issues presented by such information.

(v) For disputes that are unresolved within forty-five (45) days of the Audit Dispute Meeting (the “Audit Dispute Resolution Period”), BioScrip and Parent shall submit the items remaining for resolution in writing, together with written summaries prepared and submitted by BioScrip, on the one hand, and the Buyers, on the other hand, within thirty (30) days following the end of the Audit Dispute Resolution Period, to a mutually agreeable independent third party, or if BioScrip and Parent are unable within five (5) days of the end of the Audit Dispute Resolution Period to agree on such third party to the Independent Accounting Firm. The independent third party or Independent Accounting Firm shall, within twenty (20) days of such submission, resolve any differences between BioScrip and the Buyers. Such resolution shall, in the absence of manifest error, be final, binding and conclusive upon each of the parties to this Agreement. BioScrip and the Buyers agree that the independent third party or Independent Accounting Firm must agree to the time periods set forth in this Section 4.04(i) as a condition to its engagement and such time periods shall only be extended upon the showing of good cause by the independent third party or Independent Accounting Firm to each of the parties to this Agreement. The costs, fees and expenses of the independent third party or Independent Accounting Firm shall be borne by the non-prevailing party.

(vi) The foregoing dispute resolution process shall not be deemed to restrict the ability of Buyers to seek injunctive relief in the event of any violation of the Selling Parties of this Section 4.04.

Section 4.05. Prescription Files. Commencing on the Closing Date and in accordance with a schedule to be provided by the Buyers, the Sellers will deliver the Prescription Files to the Buyers, both in original hard copy format and in an electronic format reasonably acceptable to the Buyers in accordance with all applicable state board of pharmacy regulations; provided that, the Sellers shall preserve and maintain copies of the Prescription Files at the applicable Facilities in accordance with all applicable state board of pharmacy regulations; provided, further, that, the cost of any conversion into such mutually agreed upon electronic format shall be at the Buyers’ sole cost and expense. The Selling Entities will provide all reasonable cooperation to the Buyers in this process. After the Effective Time, the Sellers will afford promptly to each of the Buyers and their agents reasonable access (with an opportunity to make copies) (subject, however, to confidentiality and similar non-disclosure obligations) during normal business hours and upon reasonable notice to the Sellers, the Sellers’ prescription records as may reasonably be required by the Buyers for legitimate business purposes.

Section 4.06. Matters Related to Prescriptions. Prior to the Closing Date, the Sellers shall use reasonable best efforts to fill and deliver to customers of the Facilities any partial-fill prescriptions with a remaining quantity balance as of the Closing Date (each, an “IOU Prescription”). For any IOU Prescriptions remaining on the Closing Date, the Sellers shall credit the prescription to the applicable customer or to the third-party payor, on the Closing Date. The Buyers assume no liability for IOU Prescriptions. In addition, prior to the Closing Date, the Sellers shall reverse and return to stock any filled prescriptions that have not been picked up, shipped or otherwise delivered, providing all necessary notice to any third-party payors, and shall provide to the Buyers a list of such prescriptions so that the Buyers are prepared to fill such prescriptions on or after the Closing Date.

Section 4.07. Maintenance of Licenses and Provider Numbers; Assistance in Transfer of Licenses, Permits and Registrations.

(a) The Selling Parties shall use their respective reasonable best efforts to maintain in good standing in all respects, until the later of five (5) days after (i) the Closing Date or (ii) the expiration of any applicable POA and related affidavit (with respect to the State of Texas), any and all licenses, permits or approvals required in order for Selling Parties to lawfully operate the Business as conducted on the date hereof and for the Buyers to operate the Business as contemplated under any applicable POA or affidavit.

(b) The Sellers shall, within three (3) Business Days of the date of this Agreement shall ensure that NPPES and CMS (through the submission of a form 855S or other appropriate submission) has properly been notified of the full and correct United States Postal Service for each Store.

(c) The Sellers will use reasonable best efforts to assist the Buyers in obtaining the transfer of the Permits, including incurring reasonable costs, entering into the POAs, directing its employees to cooperate with such transfer and making any notifications required to be sent by the Sellers to the U.S. Drug Enforcement Administration (“DEA”) and applicable state pharmacy boards prior to the Effective Time. It is understood that the Buyers are responsible for any expenses associated with any of the foregoing transfers or assignments.

Section 4.08. Controlled Substances Inventory. To the extent required by applicable Law or DEA regulations in context of the transactions contemplated by this Agreement, the Sellers will undertake and deliver to Buyers at each Facility an inventory of “controlled substances” located at such Facility, as close as practicable prior to the Effective Time.

Section 4.09. Telephone and Facsimile Numbers. The Selling Parties shall file or provide the Buyers information required for the Buyers to file a change form with the applicable phone company, including billing information, related to each phone and facsimile number of the Sellers set forth in Section 1.01(q) of the Disclosure Letter in order to authorize the applicable phone company to transfer such numbers to the applicable Buyer as of the close of Business on the date immediately preceding the Closing Date and thereafter shall promptly take such reasonable additional actions of the Sellers as are required to transfer ownership of such numbers to the applicable Buyer. The Buyers shall take all steps required to be taken by the Buyers by the applicable Buyer’s phone company in order to permit transfer of such telephone and facsimile numbers as of the Closing Date; provided, however, that in the event the applicable phone company is unable to transfer any such numbers to the applicable Buyer as of the close of business on the Business Day immediately preceding the Closing Date, the applicable Seller shall, pending the effectiveness of such transfer, promptly forward any such calls or data received by such Seller in a manner reasonably acceptable to applicable Buyer to a phone or facsimile number, as applicable, provided by such Buyer at least one (1) Business Day prior to the Business Day immediately preceding the Closing Date.

Section 4.10. Data Transfer Requirements. Not less than ten (10) days prior to the Closing Date, the Buyers and the Selling Parties shall have agreed to a final approach for the conversion of Prescription Files (including e-commerce), such Prescription Files shall have been converted in accordance with such agreed final approach, and a user interface test with respect to patient outreach, prescription transfer and transfer of prescription images shall have been performed by the Buyers and the Selling Parties immediately after such conversion, which test shall have produced results reasonably acceptable to the Buyers.

Section 4.11. Contracts. On or prior to the Closing Date, the Selling Parties shall have delivered or otherwise made available to the Buyers copies of all material contracts, agreements and commitments in the possession of the Selling Parties on the date of this Agreement or that come into the possession of the Selling Parties between the date of this Agreement and the Effective Time that relate to the ownership or operation of the Business or the Purchased Assets that are not Assigned Contracts, provided, however, that the Selling Parties may redact or omit from such copies any information related solely to the Remaining Business. In the event that such material contracts, agreements and commitments are provided by any means other than actual delivery of physical copies, such material contracts, agreements and commitments shall be available to the Buyers for a period of not less than sixty (60) days.

Section 4.12. Exclusivity. During the period from the date hereof to the Closing Date or the date this Agreement is terminated in accordance with provisions hereof, no Selling Party nor any Affiliate thereof nor any of their respective Affiliates, nor any of their respective officers, directors, employees, stockholders, agents, shall directly, or indirectly through Representatives, initiate, enter into any agreement, discussion, negotiation with or provide any information to, any other corporation, firm, entity or other persons or initiate, solicit, encourage, entertain or consider any inquiries or proposals, with respect to (i) the possible disposition of any of the Transferred Facilities or the Purchased Assets, (ii) any sale of any shares of capital stock of, or business combination involving any, Seller or any Affiliate thereof, whether by way of merger, consolidation, share exchange or other transactions, that would have any adverse effect on the ability of the Selling Parties to fulfill their respective obligations under this Agreement or that would otherwise have a Material Adverse Effect (an “Acquisition Transaction”). The Sellers shall promptly communicate to the Buyers the terms of any proposal that it may receive in respect of an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to initiation of any Acquisition Transaction or discussions with respect thereto.

Section 4.13. Accounts Receivable. The Sellers shall utilize reasonable collection methods consistent with past practices. Without limiting the generality of the foregoing, the Sellers shall obtain Buyers’ written consent prior to engaging a third party to collect any Accounts Receivable (in a manner that departs from the Sellers’ past practices), which consent shall not be unreasonably withheld provided that Sellers facilitate a meeting (whether in person or telephonically) between Buyers and such third party to discuss such party’s collection practices, policies and procedures.

Section 4.14. Required Employees. In the event that the Required Employees do not execute and deliver non-competition and non-solicitation agreements with the Buyers substantially in the form set forth in Section 4.14 of the Disclosure Letter and commence employment with the Buyers after being offered employment by Buyers in accordance with Section 8 of this Agreement (or where such Required Employee is not offered employment due to failure to satisfactorily satisfy drug screening, background checks and eligibility to participate in federal and state healthcare program checks) for any reason other than such Required Employee being on Buyers’ “do not hire” list, the Selling Parties shall take the actions as specified in Section 4.14 of the Disclosure Letter.

Section 4.15. Post-Closing Receivables. If at any time following the Effective Time, the Selling Parties or any of their Affiliates receive any payments related to accounts receivable related to any patient service date on or after the Effective Time, the Selling Parties shall promptly, but in no event later than ten (10) Business Days following receipt thereof, pay to Parent any such amounts received.

ARTICLE 5

COVENANTS OF THE BUYERS

Each Buyer agrees that:

Section 5.01. Confidentiality. Prior to the Effective Time and after any earlier termination of this Agreement, the Buyers and their respective Affiliates will hold, and will use their commercially reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law or by the rules, regulations or policies of any United States or foreign securities exchange, all documents and information concerning the Business that the Selling Parties have furnished to the Buyers or any of their Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) in the public domain through no fault of the Buyers or any of their respective Affiliates or (ii) later lawfully acquired by the Buyers or any of their respective Affiliates from sources other than the Selling Parties; provided that the Buyers may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such Persons are informed by the Buyers of the confidential nature of such information and are directed by the Buyers to treat such information confidentially. The obligation of the Buyers or any of their respective Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If this Agreement is terminated prior to the Effective Time, the Buyers and their respective Affiliates will, and will use their respective reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the Selling Parties, upon request, all documents and other materials, and all copies thereof, obtained by the Buyers or any of their respective Affiliates or on their behalf from the Selling Parties in connection with this Agreement that are subject to such confidence.

Section 5.02. Access. After the Closing Date, the Buyers will afford promptly to each of the Selling Parties’ and their agents reasonable access (with an opportunity to make copies) (subject, however, to confidentiality and similar non-disclosure obligations), so long as the appropriate Selling Parties provide the appropriate Buyers with a reasonable indemnity upon request, during normal business hours and upon reasonable notice, to the Buyers’ books, records (whether in hard copy or computer format), workpapers, contracts, commitments, Tax Returns, personnel and records relating to the Transferred Facilities or the Purchased Assets as the Selling Parties shall reasonably request for any reasonable business purpose relating to the Selling Parties’ prior ownership or operation of the Transferred Facilities or the Purchased Assets; provided that any such access by the Selling Parties shall not unreasonably interfere with the conduct of the business of the Buyers. The Selling Parties shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.

Section 5.03. Contractual Overpayments. If at any time in the one-year period following the Effective Time, the Buyers or any of their Affiliates receive a refund amount or a reduction in an amount payable from a vendor that relates to a contractual overpayment under any of the Assigned Contracts or Assigned Facility Leases actually paid by the Selling Parties or their respective Affiliates prior to the Effective Time, the Buyers shall promptly pay to BioScrip an amount equal to the amount of such refund or reduction, provided, that, if any such amount is credited against amounts payable to such vendor by the applicable Buyer, the Buyers shall “make whole” the Selling Parties or their respective Affiliates by promptly paying such make whole amount to BioScrip.

Section 5.04. HIPAA Privacy Standards. (a) After the Effective Time, the Buyers shall make the Prescription Files available for access and amendment to individuals in accordance with the Health Insurance Portability and Accountability Act of 1996 privacy standards (the “HIPAA Privacy Standards”) and other applicable Laws. The Buyers shall respond to individuals’ requests for accountings of disclosures of protected health information for periods prior to the Effective Time in accordance with the HIPAA Privacy Standards.

(a) The Buyers shall maintain the Prescription Files and all protected health information transferred by the Sellers in accordance with HIPAA security standards governing electronic protected health information.

(b) All inquiries and responses by the Buyers relating to patient rights under HIPAA Privacy Standards relating to uses or disclosures of health information made prior to the Effective Time shall be forwarded to the Selling Parties pursuant to Section 12.02.

Section 5.05. Employee Matters.

(a) Parent agrees that neither it nor any of its controlled Affiliates shall, until the end of the 18 month period immediately following the Closing Date, except as contemplated in Article 8, solicit the services of any Person that is employed, or engaged as a full-time consultant, by BioScrip or its Affiliates listed in Section 5.05(a) of the Disclosure Letter. Notwithstanding the foregoing, nothing shall prevent Parent or any of its Affiliates from soliciting or hiring any person (i) who is terminated by any of the Selling Parties following the Closing or (ii) as result of a general solicitation of employment not specifically directed toward employees of any of the Selling Parties.

(b) Each Buyer agrees that, for a period of two (2) years after the Closing Date, each Buyer and each of its respective Affiliates will not solicit for employment any general manager, pharmacist-in-charge, reimbursement manager or sales manager, in each case engaged in the infusion business of any Selling Party or any of their respective Affiliates.

(c) Parent agrees that for a period of twelve (12) months following the Closing Date, none of the Buyers or any of their respective controlled Affiliate shall pay or offer to pay to any Transferred Employee a commission based upon such Transferred Employee selling infusion products or services.

Section 5.06. Reimbursement for Buildout. Parent agrees to reimburse BioScrip for Approved Costs of the buildout of a new pharmacy to be located in Norwalk, Connecticut supporting Circle Care Center. “Approved Costs” means all costs up to $400,000 actually incurred by BioScrip as of the Closing under the construction contract referenced on Schedule 1.01(g) of the Disclosure Letter and associated architect fees and other related costs (the “Construction Contract”) pursuant to a budget approved by Parent, such approval not to be unreasonably withheld. Such reimbursement shall be made upon Parent’s receipt of lien waivers and other reasonably required evidence of payment by BioScrip under the Construction Contract.

Section 5.07. Accounts Receivable. In the event that any of the Buyers receive any payments in respect of any Accounts Receivable, the Buyers shall deposit, into one or more accounts designated by BioScrip, within ten (10) Business Days of receipt of any such amounts, whether in funds or as applied against offsets related to overpayments received for post-Closing dates of service and shall furnish the information that BioScrip may reasonably request from time to time with respect to such Accounts Receivable.

ARTICLE 6

COVENANTS OF THE BUYERS AND THE SELLING PARTIES

Section 6.01. Reasonable Best Efforts; Further Assurances.

(a) Subject to the terms and conditions of this Agreement (including, but not limited to, Section 6.02), the Buyers and the Selling Parties will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary or desirable under applicable Laws and regulations to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(b) The Buyers and the Selling Parties will use reasonable best efforts to: (i) prepare, as soon as practicable, all filings and other presentations in connection with seeking any regulatory approval, exemption or other authorization from any Governmental Authority necessary to consummate the transactions contemplated hereby; (ii) prosecute such filings and other presentations with diligence; and (iii) oppose any objections to, appeals from or petitions to reconsider or reopen any such approval by Persons not party to this Agreement. The Buyers and the Selling Parties will use reasonable best efforts to facilitate obtaining any final order or orders approving such transactions, consistent with this Agreement and/or to remove any impediment to the consummation of the transactions contemplated hereby. The Buyers and the Selling Parties will use reasonable best efforts to furnish all information in connection with the approvals of or filings with any Governmental Authority and will promptly cooperate with and furnish information in connection with any such requirements imposed upon the Buyers or any of their respective Affiliates in connection with this Agreement and the transactions contemplated hereby. Subject to Section 6.02, the Sellers will obtain any consent, authorization, order or approval of, or any exemption by, and to remove any impediment imposed by any Governmental Authority to allow the consummation of the transactions contemplated hereby. The Buyers and the Selling Parties will each advise the other party promptly of any material communication received by such party or any of its Affiliates from the Federal Trade Commission, Department of Justice, any state attorney general or any other Governmental Authority regarding any of the transactions contemplated hereby, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with the Federal Trade Commission, Department of Justice, any state attorney general or any other Governmental Authority in connection with the transactions contemplated hereby. The Buyers and the Selling Parties will each consult with the other in advance of any material meetings with the Federal Trade Commission.

(c) In furtherance of Sections 6.01(a) and (b) above, and without limiting the generality thereof, the Buyers and the Selling Parties agree to use reasonable best efforts (a) within two (2) Business Days of the date of this Agreement to file all necessary resident license or permit applications on behalf of the Buyers and (b) within seven (7) Business Days of the date of this Agreement to request all Required Consents and, in each case, to thereafter pursue the receipt of the same diligently. Additionally, the Buyers and the Selling Parties shall, between the date of this Agreement and the Closing Date, undertake transition planning meetings as reasonably requested but not less frequently than (i) during the thirty (30) days following the date hereof, once every week and (ii) at any time following thirty (30) days from the date hereof and prior to Closing, once every two weeks, such meetings to be held at a mutually agreeable location, including by telephone, if appropriate.

Section 6.02. HSR Clearance.

(a) In furtherance and not in limitation of Section 6.01, each of Parent and BioScrip shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within seven (7) Business

Days of the date of this Agreement and thereafter make any other required submissions with respect to the transactions contemplated hereby under the HSR Act and to take all other appropriate actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Parent acknowledges and agrees that it shall pay and shall be solely responsible for the payment of all filing fees for the filing under the HSR Act.

(b) Notwithstanding the foregoing, the Buyers shall use their reasonable best efforts to promptly take, in order to consummate the transactions contemplated hereby, all actions necessary to (A) secure the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Clearance”) and (B) to resolve any objections asserted with respect to the transactions contemplated under this Agreement under any antitrust Law or the Federal Trade Commission Act, raised by any Governmental Authority, and to prevent the entry of any court order and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that would prevent, prohibit, restrict or delay Closing, provided, however, that the foregoing shall not require Parent or any Affiliate thereof without its consent, which consent shall not unreasonably be withheld, to agree to any particular remedy, including without limitation, (i) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority (or with any private party, but only in this latter case, in order to vacate, lift, reverse, overturn, settle or otherwise resolve any decree, judgment, injunction or other order that prevents, prohibits, restricts or delays Closing that may be issued by any court or other Governmental Authority in favor of that third party), (ii) selling, divesting or otherwise conveying particular assets or categories of assets or businesses of Parent and its Affiliates, (iii) agreeing to sell, divest or otherwise convey any particular assets or categories of assets or businesses of the Purchased Assets contemporaneously with or subsequent to the Closing and (iv) permitting the Selling Parties to sell, divest or otherwise convey any particular assets or categories of assets or businesses of the Purchased Assets prior to the Closing. Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the transactions contemplated under this Agreement. In the event that in connection with such efforts the Buyers or the Selling Parties sell or otherwise dispose of any of the Purchased Assets and the Closing occurs, the Buyers will be entitled to retain all net proceeds received from the applicable sale or disposition to a third party.

Section 6.03. Certain Filings. The Buyers and the Selling Parties shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. The Selling Parties shall obtain and deliver to Buyers at the Closing, Tax clearance certificates (pursuant to Laws with respect to bulk transfers) from any state in which failure to obtain such certificate may result in the Buyers or any of their respective Affiliates being liable for Taxes as transferee in connection with the consummations of the transactions contemplated hereby.

Section 6.04. Public Announcements. From the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Buyers or any Selling Party (or their respective Affiliates or representatives) without the prior consent of Parent on behalf of the Buyers or BioScrip on behalf of the Sellers (which consent shall not be unreasonably withheld or delayed), except, in each case, as such release or announcement may be required by Law or the rules, regulations or policies of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance; provided that the parties may make internal announcements to their respective employees after reasonable prior notice to, and consultation with, the other; provided, however, that, with respect to the foregoing proviso, no prior notice or consultation will be required for communications concerning status or other factual matters concerning the transactions contemplated by this Agreement.

Section 6.05. Confidentiality Agreement. Parent and BioScrip agree that the terms and provisions of the Confidentiality Agreement shall continue to bind the parties; provided, however, that, in the event the Closing occurs, the Confidentiality Agreement will terminate on the Closing Date and the parties thereto shall have no further obligations thereunder, except that the confidentiality obligations therein with respect to information of BioScrip not related to the Business, the Purchased Assets or the Assumed Liabilities will continue in effect in accordance with the terms thereof.

Section 6.06. Lease Consents. Between the date hereof and the Closing Date, the Sellers shall use their reasonable best efforts to obtain written consents from the landlord or other party whose consent thereto is required under an Assigned Facility Lease. During the period prior to the Effective Time, the Buyers shall use reasonable best efforts to cooperate with the Sellers to obtain such lease consents.

Section 6.07. Lease Extensions. Prior to the Closing Date, the Selling Parties shall act diligently and use their reasonable best efforts to obtain and deliver to the Buyers, for those Assigned Facility Leases identified on Section 6.07 of the Disclosure Letter, lease extensions as specified in Section 6.07 of the Disclosure Letter and which shall otherwise be in form and substance reasonably acceptable to the Buyers. During the period prior to the Effective Time, the Buyers shall use reasonable best efforts to cooperate with the Sellers to obtain such lease extensions.

Section 6.08. Estoppel Certificates. Between the date hereof and the Closing Date, the Selling Parties shall use their reasonable best efforts to obtain estoppel certificates with respect to each of the Facility Leases.

Section 6.09. Retention. Parent and BioScrip agree to fund retention bonuses up to the amounts, and on the basis, set forth in Section 6.09 of the Disclosure Letter.

ARTICLE 7

TAX MATTERS

Section 7.01. Tax Representations. The Selling Parties hereby jointly and severally represent and warrant to Buyers that:

(a) the Sellers have filed or caused to be filed all Tax Returns required to be filed by or with respect to the Business and the Purchased Assets. All such Tax Returns were duly and timely filed (after giving effect to any extensions) and are true, correct and complete in all material respects. The Sellers have timely paid, or made provision to pay, all material Taxes owed with respect to the Business and the Purchased Assets. None of the Sellers have waived or been requested to waive any statute of limitations in respect of Taxes owed by it, to the extent such Taxes relate to the Business and the Purchased Assets, which waiver is currently in effect. There are no Liens for Taxes on any of the Purchased Assets that arose in connection with the failure to pay any Taxes when due. All Taxes (including with respect to employees of the Business, income Taxes, social security and other payroll Taxes), that the Sellers are required by Law to withhold or collect for payment have been duly withheld and collected, and either paid to the appropriate Governmental Authority, set aside in accounts for such purpose, or accrued or reserved against. None of the Purchased Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code; and

(b) there is no claim or dispute concerning any liability for Taxes of the Selling Parties, to the extent such Taxes relate to the Business or the Purchased Assets, claimed or raised in writing by any taxing authority.

Section 7.02. Other Tax Matters.

(a) Notwithstanding any other provision in this Agreement, this Section 7.02(a) shall govern cooperation with respect to Tax matters. The Buyers and the Selling Parties agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business and the Purchased Assets (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any Action relating to any Tax. Except with respect to information that is generally available to the public, the party requesting such information shall treat such information so obtained in a manner consistent with the way in which it treats its own records. The Buyers and the Selling Parties shall retain all books and records with respect to Taxes pertaining to the Purchased Assets for a period of at least seven years following the Closing Date. The Buyers and the Selling Parties shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets or the Business.

(b) The Apportioned Obligations shall be apportioned between the Sellers and the Buyers in accordance with Section 1.08(b).

(c) All excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer, gains, transaction privilege tax and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) incurred in connection with the transfer of the Purchased Assets pursuant to this Agreement shall be borne equally by the Buyers, on the one hand, and the Sellers, on the other hand. The Buyers and the Sellers shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.

(d) Apportioned Obligations and Transfer Taxes shall be timely paid, and all applicable Tax Returns relating thereto shall be filed, as provided by applicable Law. The paying party shall provide to the non-paying party drafts of all Tax Returns described in the preceding sentence and a statement setting forth the amount of reimbursement to which the paying party is entitled under Section 1.08(b) and Section 7.02(c), as the case may be, together with appropriate supporting information and schedules at least thirty (30) calendar days prior to the due date for the filing of such Tax Return (including extensions), or such shorter period as is necessary to allow for the timely filing of such Tax Return. The non-paying party shall have the right, at its expense, to review all work papers and procedures used to prepare any such Tax Return. If the non-paying party, within ten (10) Business Days after delivery of any such Tax Return, notifies the paying party in writing that it objects to any items in such Tax Return, the parties will use their reasonable best efforts, acting in good faith, to resolve such disputed items between themselves. If the parties fail to resolve such disputed items within five (5) Business Days, such disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by the Independent Accounting Firm. Upon resolution of all such items, the relevant Tax Return shall be adjusted, if necessary, to reflect such resolution and shall be binding upon the parties without further adjustment. The costs, fees and expenses of the Independent Accounting Firm shall be borne equally by the parties. The non-paying party shall make reimbursement promptly pursuant to this Section 7.02(d) but in no event later than ten (10) days after the resolution of the relevant Tax Return. Any payment not made within such time shall bear interest at the Applicable Rate until paid.

ARTICLE 8

EMPLOYEES AND EMPLOYEE BENEFITS

Section 8.01. Employees and Offers of Employment.

(a) Section 8.01(a) of the Disclosure Letter contains a true and complete list of all Business Employees, provided, however, that Business Employees who are reasonably estimated to spend less than 50% of their employed time devoted to the Business may be identified by title rather than name. The term “Business Employee” means any individual who, as of the relevant date, is employed by any Seller at a Facility or otherwise provides material service (i.e., reasonably estimated to be more than 10% of their employed time) in connection with the Business, whether as an employee, director, or independent contractor, whether salaried or hourly.

(b) Except as set forth in Section 8.01(b) of the Disclosure Letter, since January 1, 2011, no individual who would otherwise have been classified as a Business Employee has been transferred to any other position with any Selling Party or any Affiliate thereof such that such individual ceased to be a Business Employee.

(c) Section 8.01(a) of the Disclosure Letter shall be organized by Facility or corporate office, and shall include the title, scheduled hours per week, business unit supported and approximate percentage of time spent providing services for each Business Employee as of the date thereof. Such list shall be updated as necessary to reflect new hires or other personnel changes occurring between the date delivered to the Buyers through and including the Closing Date not less than seven (7) Business Days prior to the Closing Date.

Section 8.02. Termination by Selling Parties; Employment at Buyers’ Discretion.

(a) Section 8.02(a)(i) of the Disclosure Letter contains a list of those Business Employees whom the Buyers and the Selling Parties have agreed shall be offered employment by Buyers, subject to satisfactory completion of drug screening, background checks and eligibility to participate in federal and state healthcare program checks for hire by Buyers (the “Selected Employees”) and shall further identify those Selected Employees who the Buyers deem to be “Required Employees.” Section 8.02(a)(ii) of the Disclosure Letter contains a list of those Business Employees whom the Buyers and the Selling Parties have agreed shall be offered employment by the Buyers subject to interviews with the Buyers and, subject further to satisfactory completion of drug screening, background checks and eligibility to participate in federal and state healthcare program checks for hire by Buyers, such interviews to be performed as soon as reasonably practicable following the date of this Agreement. Any of such Business Employees who are subsequently offered employment following such interview shall be added to the Selected Employees list. The Buyers may additionally update, with the consent of BioScrip, not to be unreasonably withheld, and deliver to the Selling Parties, Section 8.02(a)(i) of the Disclosure Letter (other than with respect to the Required Employees) no later than five (5) Business Days prior to the Closing Date. Effective as of immediately prior to the Effective Time, the Selling Parties shall terminate the employment or independent contractor status of the Selected Employees and the Selling Parties shall not, within a period of one hundred and eighty (180) days thereafter, offer to reemploy any such Selected Employee. The Buyers will offer employment to the Selected Employees, effective as of the Effective Time. Any such offer of employment shall be (a) for “at will” employment, (b) in the same capacity in which, and the same location at which, the Selected Employee was employed by the Selling Parties immediately prior to the Effective Time, (c) at a cash salary level at least equal to that provided by the Selling Parties and shall include a cash bonus opportunity until such salaries and bonuses are adjusted by the Buyers in the ordinary course of business, (d) providing each such Selected Employee and his or her eligible dependents employee benefits comparable in the aggregate to the benefits provided to similarly situated employees of the Buyers, (e) providing each Selected Employee full service credit (equal at least to the level existing immediately prior to the Effective Time) for vesting and for eligibility purposes under any employee benefit plan for employees of the Buyers (“Buyer Employee Plans”), and (f) providing that with respect to any medical, dental or other similar welfare benefits that are provided under any Buyer Employee Plan, any applicable pre-existing condition exclusions (to the extent satisfied under the comparable Employee Plan immediately prior to the Effective Time) be waived, and any expenses incurred before the Effective Time under the comparable Buyer Employee Plan be taken into account under such Buyer Employee Plan for purposes of satisfying applicable deductible in the plan year in which the Effective Time occurs. The Selected Employees who pass drug screening, background checks and eligibility to participate in federal and state healthcare program checks for hire by Buyers, accept and commence employment with Buyers as of the Effective Time are hereinafter collectively referred to as the “Transferred Employees.” In the event that any Selling Party determines to terminate the employment of any employee who is not a Transferred Employee, such Selling Party shall be liable for all employee benefits, severance, retirement benefits or payments (whether or not under a tax-qualified retirement plan), post-termination benefits or payments, employment agreements, retention payments, bonuses and all other employment-related liabilities due to such terminated employee.

(b) Section 8.02(a)(i) of the Disclosure Letter shall be organized by Facility or corporate office, and shall include the name (first, middle, last), title, continuous service date, position start date, hourly/salaried indicator, position pay rate, pay frequency, full-time/part-time status, status under the Fair Labor Standards Act, home address, home phone number, birth date, marital status, gender, race, social security number, necessary payroll information (federal exemptions, extra FIT withholding, state exemptions, state extra withholding), scheduled hours per pay period and week, registered date (for pharmacist only), and pharmacists license number (including state, type of license, and expiration date), for each Selected Employee who is to become a Transferred Employee.

Section 8.03. ERISA, Labor and Employment Representations.

(a) No Selling Party nor any of their respective ERISA Affiliates maintains or contributes to, or has any obligation to contribute to (or has any liability with respect to) any “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA, that is a “multiemployer plan,” within the meaning of Section 3(37) of ERISA, or subject to Section 412 of the Code, or Section 302 or Title IV of ERISA. No Seller has any liability with respect to any person under Title IV of ERISA.

(b) No Selling Party or any ERISA Affiliate maintains, contributes to, or has any liability for medical, health, life or other welfare benefits for present or future terminated employees or retirees (other than any welfare benefits provided in compliance with Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA (“COBRA”)) for which the Buyers could be held liable.

Section 8.04. Benefits Plans.

(a) Liabilities. Except as provided in Section 8.04(c), Sellers (with respect to their employees, directors and independent contractors) and BioScrip (with respect to its employees, directors and independent contractors) shall be solely responsible for paying, providing or satisfying when due all vacation, sick pay, or other paid time off accrued but unused as of the Effective Time, as well as all employee benefits, severance, retirement benefits or payments (whether or not under a tax-qualified retirement plan), post-termination benefits or payments, employment agreements, retention payments, bonuses and all other employment-related liabilities due to Transferred Employees as of the Effective Time.

(b) Certain Welfare Plan Matters. Specifically, and not in limitation of Section 8.04(a), Seller and BioScrip shall be solely responsible for compliance with the requirements of COBRA, including, without limitation, the provisions of continuation coverage with respect to all Business Employees and their spouses and dependents for whom a qualifying event occurs on or prior to the Effective Time. The Buyers shall be solely responsible for compliance with the requirements of COBRA, including, without limitation, the provisions of continuation coverage with respect to all Transferred Employees and their spouses and dependents, for whom a qualifying event occurs after the Effective Time. For purposes of this Section 8.04(b), the terms “continuation coverage” and “qualifying event” shall have the meanings ascribed to them in COBRA.

(c) Pro rata Cash Bonus for Year of Effective Time. The Buyers agree that, effective as of the Effective Time, they shall make available to all Transferred Employees the opportunity to participate, on a pro rata basis, in the Buyer’s bonus plan for the year in which the Effective Time occurs, provided, however, that such bonus plans of the Buyers shall be substantially comparable to the applicable Selling Party’s annual bonus plan in terms of the cash bonus potential to such Transferred Employee (on a pro rata basis).

(d) Benefit Plans Assets. No assets or liabilities of any Employee Plan shall be transferred to the Buyers or any of their Affiliates or to any plan of the Buyers or any of their respective Affiliates.

Section 8.05. No Third Party Beneficiaries. No provision of this Article 8 shall (i) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Selling Parties or of any of their respective Subsidiaries in respect of continued employment (or resumed employment) with either the applicable Buyer or any of their respective Affiliates or the Business, (ii) no provision of this Article 8 shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or any plan or arrangement which may be established by the Buyers or their Affiliates or (iii) constitute an amendment to any Employee Plans or other employee benefits or compensation plans or arrangements of the Selling Parties.

ARTICLE 9

CONDITIONS TO CLOSING

Section 9.01. Conditions to Each Party’s Obligations. The obligations of each party hereto to consummate the transactions contemplated hereby are subject to the satisfaction or waiver of the following conditions:

(a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

(b) No provision of any applicable Law or regulation and no judgment, injunction, order or decree shall prohibit or shall have been commenced by any Governmental Authority seeking to prohibit, the consummation of the transactions contemplated hereby.

(c) All licenses, permits, consents, authorizations, approvals, qualifications and orders of Governmental Authorities necessary for the operation of the Business (other than Pharmacy Permits in jurisdictions in which a POA is permitted and such POA is delivered at Closing in accordance with Section 1.07(b)(vi)) immediately prior to the Effective Time shall have been obtained.

Section 9.02. Conditions to Obligation of the Buyers. The obligation of the Buyers to consummate the transactions contemplated hereby are subject to the satisfaction or waiver of the following further conditions:

(a) (i) The Fundamental Representations made by the Selling Parties shall be true and correct on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, (ii) all of the remaining representations and warranties made by the Selling Parties shall be true and correct in all respects (disregarding any materiality or Material Adverse Effect qualifications contained in any such representations or warranties) on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date except for breaches of such representations and warranties that would not reasonably be expected to have a Material Adverse Effect and (iii) the Selling Parties shall have fulfilled, in all material respects, all covenants and agreements required to be fulfilled by them prior to the Effective Time pursuant to this Agreement or any Ancillary Agreement.

(b) The Buyers will have been provided documentation or other evidence reasonably satisfactory to it that the Selling Parties have obtained all of the Required Consents.

(c) The agreements set forth in Section 9.02(c) of the Disclosure Letter shall have been amended so as to remove any BioScrip facilities that are not Transferred Facilities from serving as participating locations (or similar definition) and to include Parent’s central fill location(s) as participating locations and the counterparties thereto shall have provided such consent as shall reasonably be necessary to provide to Buyers immediately following the Effective Time rights substantially similar to those provided to the Selling Parties immediately prior to the Effective Time.

(d) From the date hereof until the Closing Date, except as expressly permitted, required or disclosed herein, there will not have been the occurrence or discovery of any event, condition or change in the operations, financial condition, assets, income or business of or related to any of the Facilities or any of the Purchased Assets, that individually or in the aggregate has a Material Adverse Effect, and no litigation, administrative proceeding, audit or investigation will have been initiated which, if concluded adversely, would reasonably be expected to cause such an event, condition or change.

(e) The Selling Parties will have delivered to the Buyers all of the instruments and documents required by Section 1.07(c).

(f) The applicable Selling Parties shall have duly executed and delivered each of the Ancillary Agreements.

Section 9.03. Conditions to Obligation of the Selling Parties. The obligation of the Selling Parties to consummate the transactions contemplated hereby is subject to the satisfaction or waiver of the following further conditions:

(a) (i) The Fundamental Representations made by the Buyers shall be true and correct on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date, (ii) all of the remaining representations and warranties made by the Buyers shall be true and correct in all respects (disregarding any materiality or Material Adverse Effect or other materiality qualifications contained in any such representations or warranties) on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct as of such earlier date) with the same force and effect as if made on and as of the Closing Date except for breaches of such representations and warranties that would not reasonably be expected to have a material adverse effect on the ability of the Buyers to consummate the transactions contemplated hereby and (iii) the Buyers shall have fulfilled, in all material respects, all covenants and agreements required to be fulfilled by them prior to the Effective Time pursuant to this Agreement or any Ancillary Agreement.

(b) The Buyers will have delivered to the Selling Parties all of the instruments and documents required by Section 1.07(b).

(c) The Buyers shall have duly executed and delivered each of the Ancillary Agreements.

ARTICLE 10

SURVIVAL; INDEMNIFICATION

Section 10.01. Survival. All representations and warranties in this Agreement of any party or in any instrument delivered pursuant to this Agreement shall survive for a period of 18 months following the Closing Date, except that (i) the representations and warranties set forth in Sections 2.01 (Organization), 2.02 (Authority; Enforceability), 2.04 (Governmental Consents), 2.08(a) (Title to the Purchased Assets), 2.16 (Finders’ Fees), 3.01 (Organization), 3.02 (Authority; Enforceability), 3.04 (Governmental Consents) and 3.06 (Brokers) (collectively, the “Fundamental Representations”) shall survive the Closing Date forever and (ii) the representations and warranties set forth in Sections 1.08(b) (Prorations), 7.01 (Tax Representations) and 7.02 (Other Tax Matters) shall survive until 90 days after the expiration of the statute of limitations applicable to such matter. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing Date indefinitely or for the shorter period explicitly specified therein.

Section 10.02. Indemnification.

(a) From and after the Closing Date, the Selling Parties shall, jointly and severally, indemnify the Buyers and their respective Affiliates (each, a “Buyer Indemnitee” and collectively, the “Buyer Indemnitees”) against and agrees to hold each of them harmless from any and all damage, loss, liabilities, claims, Taxes and expense (including reasonable attorneys’ fees and expenses in connection with any Action whether involving a third-party claim or a claim solely between the parties hereto) (“Damages”) incurred or suffered by the Buyers or any of their respective Affiliates arising out of:

(i) any breach after the Closing of any covenant or agreement of the Selling Parties or any of their respective Affiliates contained in this Agreement;

(ii) any breach of any representation or warranty of the Selling Parties (each representation and warranty other than the representations and warranties set forth in Sections 2.12, 2.15, 2.17(b), 2.17(c) and 2.20 being read for this purpose without regard to any “materiality”; “Material Adverse Effect”, “in any material respect” or similar exception or qualifier contained in any such representation or warranty); or

(iii) any Excluded Liability.

regardless of whether such Damages arise as a result of the negligence, strict liability or any other liability under any theory of Law or equity.

(b) From and after the Closing Date, the Selling Parties shall, jointly and severally, indemnify the Buyer Indemnitees against and agree to hold each of them harmless from any and all expenses (including reasonable attorneys’ fees and expenses of one outside law firms) incurred or suffered by the Buyers or any of their respective Affiliates in order to satisfy any incremental obligations necessary to comply with the CIA or CIA Amendment (beyond the obligations under Parent’s existing Corporate Integrity Agreement) or in seeking to avoid, to reduce and, if applicable, to negotiate the imposition of the CIA or CIA Amendment. For purposes of this Section 10.02(b), the “CIA” or “CIA Amendment” shall mean a Corporate Integrity Agreement (or amendment to Parent’s existing Corporate Integrity Agreement) imposed, or proposed to be imposed, by the Office of the Inspector General of the U.S. Department of Health and Human Services solely due to the conduct by the Selling Parties referred to in Section 2.05(a) of the Disclosure Letter.

(c) From and after the Closing Date, Parent shall indemnify the Selling Parties and their respective Affiliates (each, a “Seller Indemnitee” and collectively, the “Seller Indemnitees”) against and hold each of them harmless from any and all Damages incurred or suffered by the Selling Parties or any of their respective Affiliates arising out of:

(i) any breach after the Closing of any covenant or agreement of the Buyers or their Affiliates contained in this Agreement;

(ii) any breach of any representation or warranty of the Buyers (each representation and warranty being read for this purpose without regard to any “materiality”; “Material Adverse Effect”, “in any material respect” or similar exception or qualifier contained in any such representation or warranty);

(iii) the conduct of the Business by the Buyers after the Closing Date or the ownership, operation, occupancy or use by the Buyers after the Closing Date of the Facilities or Purchased Assets;

(iv) any amounts recouped by any third party payor in regards to any event, circumstance, payment or other matter arising or occurring prior to the Effective Time; or

(v) any Assumed Liabilities;

regardless of whether such Damages arise as a result of the negligence, strict liability or any other liability under any theory of Law or equity.

(d) Subject to Section 12.04, following the Closing, except as to injunctive relief or except for claims of fraud, the sole and exclusive remedy for each of the Buyer Indemnitees or the Seller Indemnitees, as applicable with respect to any and all claims relating to a breach of this Agreement shall be pursuant to the indemnification provisions set forth in this Article 10. In furtherance of the foregoing, each of the Buyer Indemnitees or the Seller Indemnitees, as applicable hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against the other parties hereto, arising under or based upon any Federal, state, local or foreign Law, other than the right to seek indemnity pursuant to this Article 10. Notwithstanding the foregoing, the provisions of this Article 10 shall in no way limit any other express indemnification rights of any party set forth in this Agreement.

(e) The amount of any Damages subject to indemnification hereunder shall be calculated net of any third-party insurance (not self-insurance) proceeds or other third-party payments received by the Indemnitee on account of such Damages. In the event that the Indemnitor reimburses the Indemnitee for any Damages prior to the receipt or realization of any proceeds, payments or benefits referred to in the immediately preceding sentence, the Indemnitee shall remit to the Indemnitor an amount equal to the amount of such proceeds, payments or benefits, as the case may be. In the event any payment is made in respect of Damages pursuant to this Article 10, the Indemnitor who made such payment shall be subrogated to the extent of such payment to any related rights of recovery of the Indemnitee receiving such payment against any third party.

(f) Without limitation of their respective rights and obligations as set forth elsewhere in this Article 10, and subject to the procedures for indemnification claims set forth in this Article 10, the Indemnitee shall act in good faith, shall use reasonable best efforts to mitigate any Damages.

(g) All indemnity payments, shall be treated as additional adjustments to the amount of the total consideration paid for the Purchased Assets for all Tax purposes, except as otherwise required by applicable Tax Law or by a “determination” within the meaning of Section 1313 of the Code.

(h) Notwithstanding anything to the contrary contained herein, the indemnification provided for in this Article 10 shall not cover, and in no event shall any party hereto be liable for, any indirect, consequential, incidental, exemplary or special damages, punitive damages, lost profits, lost revenues, diminution in value, multiple of earnings or profits theory, business interruptions, or loss of business opportunity or reputation damages (except to the extent included in a Third Party Claim).

Section 10.03. Procedures.

(a) Third Party Claims.

(i) If any Indemnitee shall desire to assert any claim for indemnification provided under this Article 10 in respect of, arising out of or involving a claim or demand made by any Person (other than a Buyer Indemnitee or a Seller Indemnitee) against the Indemnitee (a “Third Party Claim”), such Indemnitee shall notify the Indemnitor in writing, and in reasonable detail (taking into account the information then available to such Indemnitee), of the Third Party Claim; provided, however, that the failure of an Indemnitee to notify the Indemnitor shall relieve the Indemnitor from its obligation to indemnify only to the extent that the Indemnitor is actually prejudiced as a result of such failure. The Indemnitee shall deliver to the Indemnitor, promptly after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim; provided, however, that the failure to deliver such copies shall relieve the Indemnitor from its obligation to indemnify only to the extent that the Indemnitor is actually prejudiced as a result of such failure.

(ii) Upon receipt of notification of a Third Party Claim, the Indemnitor shall be entitled to participate in the defense of the Third Party Claim and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnitor and reasonably satisfactory to the Indemnitee. Should the Indemnitor so elect to assume the defense of a Third Party Claim, the Indemnitor shall not be liable to the Indemnitee for legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof, unless the Third Party Claim involves potential conflicts of interest or substantially different defenses for the Indemnitee and the Indemnitor. If the Indemnitor assumes such defense, the Indemnitee shall have the right to participate in defense thereof and to employ counsel, at its own expense (except as provided in the immediately preceding sentence), separate from the counsel employed by the Indemnitor, it being understood that the Indemnitor shall control such defense. The Indemnitor shall be liable for the fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnitor has not assumed the defense thereof and as otherwise contemplated by the two immediately preceding sentences. If the Indemnitor chooses to defend any Third Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnitor’s request) the provision to the Indemnitor of records and information that are reasonably relevant to such Third Party Claim, and the use of reasonable best efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided thereunder.

(iii) Whether or not the Indemnitor shall have assumed the defense of a Third Party Claim, the Indemnitee shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnitor’s prior written consent, which shall not be unreasonably withheld or delayed. The Indemnitor may settle, compromise or discharge such Third Party Claim with the written consent of the Indemnitee, which shall not be unreasonably withheld or delayed, or without such consent if such settlement, compromise or discharge (A) includes an unconditional release of the Indemnitee from all liability in respect of such Third Party Claim, (B) does not subject the Indemnitee to any injunctive relief or other equitable remedy, and (C) does not include a statement or admission of fault or culpability on the part of any Indemnitee.

(iv) Notwithstanding the foregoing, (A) if a Third Party Claim relates to Apportioned Obligations, the Buyers shall be entitled to control the defense of such Third Party Claim and (B) if a Third Party Claim relates to Transfer Taxes, BioScrip shall be entitled to control the defense of such Third Party Claim (any Third Party Claim referred to above in this clause (iv), a “Tax Claim”). In the case of any Tax Claim, the party not entitled to control such Tax Claim (the “Non-Controlling Party”) shall be entitled to participate fully (at the Non-Controlling Party’s sole expense) in the conduct of such Tax Claim and the party controlling the defense of such Tax Claim shall not settle such Tax Claim without the consent of the Non-Controlling Party (which consent shall not be unreasonably withheld). The costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned in the same manner as the Apportioned Obligations or the Transfer Taxes or other Taxes, as the case may be, to which the Tax Claim relates. Notwithstanding any other provision, BioScrip shall be entitled to control in all respects any proceedings relating to Taxes based on or related to income (“Income Taxes”) of the Selling Parties or any of their Affiliates and, except as provided above in this Section 10.03(a)(iv), all other proceedings relating to Taxes of the Selling Parties or any of their Affiliates, and the Buyers shall be entitled to control in all respects any proceedings relating to Income Taxes of the Buyers or any of their respective Affiliates and, except as provided above in this Section 10.03(a)(iv), all other proceedings relating to Taxes of the Buyers or any of their Affiliates.

(b) Direct Claims. If any Indemnitee shall desire to assert any claim for indemnification provided for under this Article 10 other than a claim in respect of, arising out of or involving a Third Party Claim, such Indemnitee shall notify the Indemnitor in writing, and in reasonable detail (taking into account the information then available to such Indemnitee), of such claim promptly after becoming aware of the existence of such claim; provided, however, that the failure of an Indemnitee to notify the Indemnitor shall relieve the Indemnitor from its obligation to indemnify only to the extent that the Indemnitor is actually prejudiced as a result of such failure.

Section 10.04. Limitations on Indemnification.

(a) Notwithstanding anything in this Agreement to the contrary, in no event shall the cumulative indemnification obligations of the Selling Parties under Section 10.02(a)(ii) (other than with respect to the Fundamental Representations or a breach of Section 2.08(b)) and Section 10.02(b) in the aggregate exceed an amount equal to $25,000,000, subject to adjustment pursuant to Section 1.14 (the “Cap”); provided, however, that any and all breaches constituting fraud or breaches of any covenants or agreements set forth herein shall not be subject to the Cap.

(b) Notwithstanding anything in this Agreement to the contrary, no indemnification claims for Damages shall be asserted by the Buyer Indemnitees pursuant to Section 10.02(a)(ii) (other than with respect to the Fundamental Representations or a breach of Section 2.08(b)) or the Seller Indemnitees pursuant to Section 10.02(c)(ii), respectively, under Article 10 unless the aggregate amount of Damages that would otherwise be payable under Section 10.02(a)(ii), on the one hand, and Section 10.02(c)(ii), on the other hand, exceed an amount equal to $2,333,333, subject to adjustment pursuant to Section 1.14 (the “Basket Amount”), whereupon the Buyer Indemnitees or the Seller Indemnitees, as the case may be, shall be entitled to receive all amounts for Damages in excess of the Basket Amount up to the Cap. For the sake of clarity the Basket Amount shall not apply to indemnification claims for Damages asserted by the Buyer Indemnitees pursuant to Section 10.02(b).

(c) No party hereto shall be obligated to indemnify any other Person with respect to (i) any representation, warranty, covenant or condition specifically waived in writing by the other party on or prior to the Closing and (ii) any Damages to the extent that such Damages are expressly reserved for in the Separate Balance Sheet Data.

ARTICLE 11

TERMINATION

Section 11.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written agreement of BioScrip and Parent;

(b) by either BioScrip or Parent if the Closing shall not have been consummated on or before May 5, 2012 as such date may be extended pursuant to the terms of the Access Agreement (the “Termination Date”); provided that, if there is a delay in receipt of HSR Clearance, any party may extend the Termination Date to provide a reasonable period of time to obtain the HSR Clearance; provided, further, that the right to terminate this Agreement or extend the Termination Date pursuant to this Section 11.01(b) shall not be available to the party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Closing has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(c) by either BioScrip or Parent if there shall be any Law, regulation or nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction that would make the consummation of the transactions contemplated hereby illegal or otherwise prohibited;

(d) by BioScrip if there shall have been a material breach of any representation, warranty, covenant or agreement on the part of the Buyers contained in this Agreement such that the condition set forth in Section 9.03(a) would not be satisfied and which shall not have been cured prior to the earlier of (i) 20 Business Days following notice of such breach and (ii) the Termination Date; or

(e) by Parent if there shall have been a material breach of any representation, warranty, covenant or agreement on the part of any Selling Party contained in this Agreement such that the condition set forth in Section 9.02(a) would not be satisfied and which shall not have been cured prior to the earlier of (i) 20 Business Days following notice of such breach and (ii) the Termination Date.

The party desiring to terminate this Agreement pursuant to Sections 11.01(b), (c), (d), or (e) shall give notice of such termination to the other parties.

Section 11.02. Effect of Termination. If this Agreement is terminated as permitted by Section 11.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that nothing herein shall relieve any party from liability for any willful and material breach hereof. The provisions of Sections 5.01, 6.06, 12.01, 12.02, 12.03, 12.04, 12.05, 12.06 and 12.07 shall survive any termination hereof pursuant to Section 11.01.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Action” means any claim, action, suit, proceeding or investigation by or before any Governmental Authority relating to the Business.

“Adjustment Deficit” means the amount, if any, by which the (x) Prorated Charges paid or payable by the Buyers and allocable to the Selling Parties as Prorated Charges exceed (y) the sum of the (1) Prorated Charges paid or payable by the Selling Parties and allocable to the Buyers as Prorated Charges and (2) Transferred Current Assets.

“Adjustment Surplus” means the amount, if any, by which the (x) the sum of the (1) Prorated Charges paid or payable by the Selling Parties and allocable to the Buyers as Prorated Charges and (2) Transferred Current Assets exceed (y) Prorated Charges paid or payable by the Buyers and allocable to the Selling Parties as Prorated Charges.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person.

“Ancillary Agreements” means the Bills of Sales, Assignment and Assumption Agreements, Lease Assignment and Assumption Agreements and the Transition Services Agreement to be effective as of the Closing Date and the Access Agreement to be effective as of the date of this Agreement.

“Applicable Rate” means a rate per annum equal to the “prime rate” as set forth on the Closing Date in The Wall Street Journal “Money Rates” column.

“BioScrip Entity” means BioScrip and each of its Subsidiaries.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Change of Control” shall mean any of the following events: (1) any individual, entity or group (within the meaning of Section 13(d)(3) of the Exchange Act) (a “Control Person”) acquires beneficial ownership, directly or indirectly (within the meaning of Rule 13d–3 promulgated under the Exchange Act) (a “Beneficial Owner”), of 50% or more of the combined voting power of the then-issued and outstanding shares of the voting common stock or similar securities or interests of BioScrip (the “Voting Stock”), (2) the occurrence of a merger, consolidation, share exchange, sale, issuance, disposition, transfer of capital stock or similar corporate transaction involving any BioScrip Entity, whether or not any such any BioScrip Entity is the surviving corporation, other than a transaction which would result in the Voting Stock outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the voting stock of any applicable BioScrip Entity or such surviving entity immediately after such transaction or (3) the sale, transfer or disposition of a majority of the consolidated assets of any BioScrip Entity to any Control Person other than any BioScrip Entity or any Subsidiary thereof.

“Closing Purchase Price” means the Purchase Price (utilizing for purposes of this definition the amounts set forth in the Closing Certificate for clause (1)) minus the Holdback, but excluding the Transferred Current Assets.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, dated February 28, 2011, between BioScrip and Parent.

“Debt Documents” means the Credit Agreement, dated as of March 25, 2010, by and among BioScrip, as borrower, the subsidiary guarantors party thereto, the lenders party thereto, Jefferies Finance LLC, as lead arranger, as book manager, as administrative agent for the lenders, as collateral agent for the secured parties and as syndication agent, Compass Bank, as a co-documentation agent, GE Capital Corporation, a co-documentation agent, Healthcare Finance Group, LLC, as collateral manager, HFG Healthco-4, LLC, as swingline lender for the lenders, and Healthcare Finance Group, LLC, as issuing bank for the lenders, as amended on May 18, 2011.

“Distribution Center” means the mail order facility located at 2791 Charter Street, Columbus, Ohio, 43228 and 2787 Charter Street, Columbus, Ohio, 43228.

“Effective Time” means 12:01 a.m., local time on the Closing Date.

“Employee Plan” means each bonus, pension, option, benefit, health, welfare, profit sharing, pension, retirement, disability, vacation, severance, hospitalization, insurance, incentive, retention, deferred compensation , fringe benefit and all other similar fringe or employee benefit plans, funds, programs or arrangements, all employment contracts or severance agreements or executive compensation agreements, written or oral, and all collective bargaining agreements, whether or not defined in Section 3(3) of ERISA, in each of the foregoing cases which covers, is maintained by or contributed to for the benefit of, or relates to any or all employees or former employees of any Seller or any of the respective ERISA Affiliates of any Selling Party or with respect to which any Selling Party has or may have, either alone or in conjunction with any ERISA Affiliates, any liability.

“Environmental Laws” means any federal, state, local or foreign Law (including common Law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or legally binding governmental restriction or any legally binding agreement with any Governmental Authority or other third party, whether now or hereafter in effect, relating to the environment, human health and safety (to the extent relating to Materials of Environmental Concern) or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Environmental Liabilities” means any and all liabilities arising in connection with or in any way relating to the Facilities, the Purchased Assets or any activities or operations occurring or conducted at or relating to the Leased Real Properties (including related offsite release, transportation, treatment, storage or disposal activities), whether accrued, contingent, absolute, determined, determinable or otherwise, which arise under or relate to any applicable Environmental Law, including any matter disclosed or required to be disclosed in Section 2.11 of the Disclosure Letter and any and all litigation arising out of or in any way related to any such matter.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals, registrations and other similar authorizations of Governmental Authorities relating to or required by applicable Environmental Laws and affecting, or relating in any way to, the operation of the Facilities or the Purchased Assets.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Facility Lease” means any lease or sublease of, or any other interest in, real property occupied by a Store.

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. §1320a-7b(f) and 42 C.F.R. §1001.2.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any federal, state, local or foreign government (including any political or other subdivision or judicial, legislative, executive or administrative branch, agency, commission, authority or other body of any of the foregoing).

“Governmental Order” means any order, writ, judgment, injunction, decree or award entered by or with any Governmental Authority.

“Gross Margin” means net revenue less direct product costs, including cost of drug, net of rebates and discounts and excluding cost of personnel, direct overhead costs, indirect overhead, corporate, delivery, third-party shipping and other allocations for the applicable twelve month period.

“Guidance” means a current interpretation of a federal or state statute or regulation published by a government agency charged with interpretation of such statute or regulation that is consistent with Law and other Guidance and that is legally binding and controlling on a party with respect to a particular fact situation.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnitee” means a Seller Indemnitee or a Buyer Indemnitee, as the case may be.

“Indemnitor” means any Person required to provide indemnification under Article 10 of this Agreement.

“Intellectual Property” means all (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, logos and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof together, to the extent applicable, with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof, (iv) computer software, data, data bases and documentation thereof, (v) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (vi) Internet addresses and domain name registrations and (vii) works of authorship including, without limitation, computer programs, source code and executable code, whether embodied in software, firmware or otherwise.

“IT Systems” means all electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) and Internet websites.

“Law” means any statute, law, ordinance, regulation, rule, code or other requirement of law of a Governmental Authority or any Governmental Order.

“Lien” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind, other than any obligation to accept returns of inventory in the ordinary course of business and other than those arising by reason of restrictions on transfers under federal, state and foreign securities Laws.

“Material Adverse Effect” means any result, consequence, condition, matter or effect that, when taken together with all other results, consequences, conditions, matters and effects: (a) is materially adverse to the Purchased Assets or the value thereof or the financial condition or results of operations of the Business, (b) materially impairs the ability of the Sellers to own, hold, develop and operate the Purchased Assets, taken as a whole, (c) impairs, prevents or materially delays the ability of the Selling Parties to perform their respective obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby, in each case other than any effect resulting from (i) general economic conditions or developments or changes therein, (ii) conditions that generally affect the industries in which the Business operates or developments or changes therein, except to the extent that such conditions, developments or changes impact the Business or the Purchased Assets in a materially disproportionately adverse manner relative to similarly situated competitors of the Business, (iii) the announcement of this Agreement or the transactions contemplated hereby, (iv) the performance by the Sellers of their obligations pursuant to this Agreement, (v) any actions taken or omitted to be taken by or at the written request or with the written consent of, or by, a Buyer or (vi) any changes in any Laws or GAAP, or (b) would prevent or materially delay the consummation of the transactions contemplated by this Agreement.

“Materials of Environmental Concern” means: any chemical, substance, waste, material, radioactive material, pollutant, or contaminant, the presence of which in groundwater, surface water, sediment, air, soil or building materials could give rise under Environmental Laws or common Law to a right of action for property damage, nuisance, negligence, trespass, cleanup obligation or response action.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.

“Permitted Liens” means (i) Liens that relate to taxes, assessments and governmental charges or levies imposed upon the Purchased Assets that are not yet due and payable or that are being contested in good faith by appropriate proceedings, (ii) Liens imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business and consistent with past practice, (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, and (iv) mechanics’, carriers’, workers’, repairers’ and similar Liens imposed upon the Purchased Assets arising or incurred in the ordinary course of business and consistent with past practice.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Post-Closing Date” shall mean the date that is the 18 month anniversary of the Closing Date.

“Post-Closing Event” shall mean the termination of the Agreement and Plan of Merger, dated July 20, 2011, by and among Medco Health Solutions, Inc., Express Scripts, Inc., Aristotle Merger Sub, Inc. and Plato Merger Sub, Inc.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that begins immediately after the Closing Date shall constitute a Post-Closing Tax Period.

“Proprietary Information” has the meaning set forth in the Confidentiality Agreement.

“Referral Sources of the Business” means any and all Persons (including without limitation, physicians, discharge planners, case managers and managed care entities) who or which, as of or during the relevant time, referred or arranged for any patient to receive goods or services from the Business.

“Remaining Business” means BioScrip’s (i) legacy home infusion and specialty pharmacy business (including without limitation in-office services and clinics) as currently conducted combined with the home infusion, specialty pharmacy and home health service businesses obtained in the acquisition of Critical Homecare Solutions Holdings, Inc. by BioScrip on March 25, 2010; and (ii) prescription discount card programs and integrated pharmacy benefit management services.

“Representatives” means any director, officer, agent, employee, general partner, member, stockholder, advisor or representative of such Person.

“Sellers” has the meaning set forth in the Recitals; provided, however, that following the Closing (i) any right of Sellers hereunder shall be deemed to be the right of BioScrip and (ii) any obligation of Sellers hereunder shall be deemed to be the obligation of BioScrip or the Sellers, as applicable, to the extent that such obligation is within the control of BioScrip or the Sellers, respectively.

“Selling Parties’ Knowledge” and phrases of similar intent mean the actual knowledge after due inquiry, with respect to the Selling Parties, of any person listed in Section 12.01 of the Disclosure Letter.

“Software” means computer software programs and related documentation, data, databases and materials, whether in source code, object code or human readable format.

“Straddle Tax Period” means any taxable period that begins before the Effective Time and ends after the Effective Time.

“Subsidiaries” of a Person means any and all corporations, partnerships, limited liability companies, trusts and other entities, whether incorporated or unincorporated, with respect to which such Person, directly or indirectly, legally or beneficially, owns (i) a right to a majority of the profits of such entity or (ii) securities having the power to elect a majority of the board of directors or similar body governing the affairs of such entity.

“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local, or foreign net income, gross receipts, gross income, gains (including capital gains), license, occupancy, payroll, employment, excise, financial institutions, severance, stamp, occupation, fringe benefits, group, goods and services, franking deficits, debits, premium, windfall or excess profits, environmental (including Taxes under Section 59A of the Code), customs duties, capital stock, franchise, unincorporated business, profits, employment-related tax including, without limitation, employee withholding or employer payroll tax, FICA or FUTA, information, social security (or similar), unemployment, disability, workers’ compensation, land, real property, personal property, unclaimed property, ad valorem, production, sales, use, license, transfer, registration, value added, alternative or add-on minimum, accumulated earnings, personal holding company, estimated, escheat payments or other tax, custom, duty, report or assessment of any kind whatsoever imposed by any Governmental Authority, including any interest, penalty, assessment, or addition thereto, whether disputed or not.

“Tax Returns” means any return, report or other information required to be supplied to any taxing authority in connection with Taxes.

“Transferred Current Assets” means the amount of the Prepaid Expenses transferred hereunder.

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Access Agreement	Introduction
Accounts Payable	1.04
Accounts Receivable	1.02
ACM	2.11
Acquisition Transaction	4.12
Adjustment Resolution Period	1.15
Agreement	Introduction
Allocation Schedule	1.10
Allocation Schedule Resolution Period	1.10
Apportioned Obligations	1.08
Approved Costs	5.06
Assigned Contracts	1.01
Assigned Facility Leases	1.01
Assignment and Assumption Agreement	1.07
Assumed Liabilities	1.03
Audit	4.04
Audit Dispute Meeting	4.04
Audit Dispute Resolution Period	4.04
Auditors	4.04
Basket Amount	10.04
Beneficial Owner	12.01
Bills of Sale	1.07
BioScrip	Introduction

BioScrip SEC Reports	2.12
Business	Recitals
Business Employee	8.01
Buyer 1	Introduction
Buyer 2	Introduction
Buyer 3	Introduction
Buyer Employee Plans	8.02
Buyer Indemnitee	10.02
Buyers	Introduction
Calculation Rules	1.11
Cap	10.04
CIA or CIA Amendment	10.02
Closing	1.07
Closing Certificate	1.06
Closing Date	1.07
COBRA	8.03
Construction Contract	5.06
Control Person	12.01
Converted Patients	4.04
Damages	10.02
DEA	4.07
DEA Registration	1.07
DeMinimis Sales Levels	4.04
Disclosure Letter	Article 2
DS Purchase Agreement	1.01
Estimated Inventory Purchase Price	1.06
Excluded Assets	1.02
Excluded Liabilities	1.04
Facilities	Recitals
Final Adjustment Deficit	1.15
Final Adjustment Schedule	1.15
Final Adjustment Surplus	1.15
Fundamental Representations	10.01
Governmental Programs	2.17
HIPAA Privacy Standards	5.04
Holdback	1.06
HSR Clearance	6.02
Income Taxes	10.03
Independent Accounting Firm	1.08
Intercompany Accounts	1.02
Inventory	1.01
Inventory Count	1.11
Inventory Count Statement	1.11
Inventory Purchase Price	1.11
Inventory Value	1.11
IOU Prescription	4.06
Labor Laws	2.10
Landlord Rights	1.05
Lease Assignment and Assumption Agreement	1.07
Lease Consents	1.07
Leased Real Property	1.01

Material Payor	2.15
Material Regulatory Event	2.17
Material Supplier	2.15
Medicare and Medicaid Programs	2.17
Net Revenue	4.04
Non-Controlling Party	10.03
Notice of Dispute	1.15
Occupancy Agreement	1.05
Parent	Introduction
Payment Programs	2.17
Permits	1.01
Pharmacy Permits	1.07
POAs	1.07
Preliminary Adjustment Schedule	1.15
Prepaid Expenses	1.01
Prescription Files	1.01
Private Programs	2.17
Professional Personnel	2.17
Prohibited Acquired Business	4.04
Prorated Charges	1.08
Purchase Price	1.06
Purchased Assets	1.01
Regulatory Agreements	2.17
Regulatory Authorizations	2.17
Required Consents	2.03
Required Employees	8.02
Resolution Period	1.08
Restricted Period	4.04
Selected Employees	8.02
Seller Indemnitee	10.02
Sellers	Introduction
Selling Parties	Introduction
Separate Balance Sheet Data	2.12
Separate Operations Data	2.12
Stores	Recitals
Tax Claim	10.03
Termination Date	11.01
Third Party Claim	10.03
Transfer Taxes	7.02
Transferred Employees	8.02
Transferred Facilities	1.01
Transferred Vehicles	1.01
Transition Services Agreement	1.07
Voting Stock	12.01
WARN	2.10

Section 12.02. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to the Buyers, to:

Walgreen Co.
106 Wilmot Road, MS #1615
Deerfield, IL 60015
Attention: Mark E. Vainisi
Facsimile: (847) 405-9552

with a copy to:

Walgreen Co.
104 Wilmot Road, MS#1420
Deerfield, IL 60015
Attention: John D. Curtin, Esq.
Facsimile: (847) 315-4464

with a copy to:

SNR Denton US LLP
233 S. Wacker Drive
Suite 7800
Chicago, IL 60606
Attention: L. Robert Guenthner, Esq.
Facsimile: (312) 876-7934

if to the Sellers, to:

BioScrip, Inc.
100 Clearbrook Road,
Elmsford, New York 10523
Attention: General Counsel
Facsimile: (952) 674-5783

with a copy to:

King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036
Attention: E. William Bates, II, Esq.
Facsimile: (212) 556-2222

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 12.03. Amendments and Waivers.

(a) Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 12.04. Right of Offset. Buyers may deduct from any amounts due to Sellers under this Agreement or any Ancillary Agreement the amount of any Damages due and payable to Buyers from Sellers pursuant to the terms of this Agreement.

Section 12.05. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 12.06. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; except that the Buyers may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates the right to purchase all or a portion of the Purchased Assets, but no such transfer or assignment will relieve the Buyers of their respective obligations hereunder.

Section 12.07. Governing Law. This Agreement shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the conflicts of Law rules of such state.

Section 12.08. Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of New Castle County in the State of Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of New Castle County in the State of Delaware (and, with respect to suits and proceedings alleging claims in which the exclusive subject matter jurisdiction of such claims is federal, the federal district court for the District of Delaware) in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of New Castle County in the State of Delaware (or, with respect to with respect to suits and proceedings alleging claims in which the exclusive subject matter jurisdiction of such claims is federal, the federal district court for the District of Delaware) and (iv) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 12.02. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 12.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

Section 12.09. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The facsimile transmission of any signed original counterpart of this Agreement shall be deemed to be the delivery of an original counterpart of this Agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto, their respective successors and assigns and the Indemnitees.

Section 12.10. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

Section 12.11. Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement, including, at the Closing (to the extent set forth in Section 6.05), the Confidentiality Agreement.

Section 12.12. Severability. Whenever possible, each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision or portion of any provision of this Agreement, and this Agreement will be re-formed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision.

Section 12.13. Bulk Transfer Laws. The Sellers and the Buyers waive the requirements of any Laws (including Tax Laws, it being understood that Sellers shall obtain the Tax clearance certificates as provided in Section 6.03) with respect to bulk transfers, and the Sellers agree to pay and discharge when due all claims of creditors which could be asserted against the Buyers by reason of such waiver. The Sellers jointly and severally shall indemnify, defend and hold harmless the Buyers from any and all Damages resulting from the claims of creditors of the Sellers arising out of or connected with their failure to comply with the requirements of any Laws relating to bulk transfers or the failure of the Sellers to discharge such claims.

Section 12.14. Guaranty.

(a) Parent hereby guarantees to each of the Selling Parties the prompt and full discharge by the Buyers of all of the Buyers’ payment and performance obligations under this Agreement in accordance with the terms hereof.

(b) BioScrip hereby guarantees to each of the Buyers the prompt and full discharge by Sellers of all of Sellers performance obligations under this Agreement in accordance with the terms hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

WALGREEN CO.

By:	/s/ Kermit R. Crawford
Name: Kermit R. Crawford
Title: President, Pharmacy, Health and Wellness Services and Solutions

WALGREENS MAIL SERVICE, INC.

By:	/s/ Kermit R. Crawford
Name: Kermit R. Crawford
Title: President

WALGREENS SPECIALTY PHARMACY, LLC

By:	/s/ Kermit R. Crawford
Name: Kermit R. Crawford
Title: President

WALGREENS EASTERN CO., INC.

By:	/s/ Kermit R. Crawford
Name: Kermit R. Crawford
Title: Vice President

BIOSCRIP, INC.

By:	/s/ Richard M. Smith
Name: Richard M. Smith
Title: Chief Executive Officer and President

BIOSCRIP PHARMACY (NY), INC.

By:	/s/ Richard M. Smith
Name: Richard M. Smith
Title: President

BIOSCRIP PHARMACY SERVICES, INC.

By:	/s/ Richard M. Smith
Name: Richard M. Smith
Title: President

BIOSCRIP PHARMACY, INC.

By:	/s/ Richard M. Smith
Name: Richard M. Smith
Title: President

BRADHURST SPECIALTY PHARMACY, INC.

By:	/s/ Richard M. Smith
Name: Richard M. Smith
Title: President

BIOSCRIP INFUSION SERVICES, INC.

By:	/s/ Richard M. Smith
Name: Richard M. Smith
Title: President

NATURAL LIVING INC.

By:	/s/ Richard M. Smith
Name: Richard M. Smith
Title: President

2

Annex A

BioScrip Pharmacy (NY), Inc., a New York corporation

BioScrip Pharmacy Services, Inc., an Ohio corporation

BioScrip Pharmacy, Inc., a Minnesota corporation

Bradhurst Specialty Pharmacy, Inc., a New York corporation

BioScrip Infusion Services, Inc., a California corporation

Natural Living Inc., a New York corporation

Annex B

CALCULATION RULES

Inventory is recorded upon receipt at the operating location. Physical inventory procedures attached describe count and cutoff procedures. In summary, the Selling Parties do an 80% count at quarter end at all sites and monthly in the Community stores. The Selling Parties do a full wall to wall physical at year-end. All counts are done to the pill level, so open bottles are emptied and counted as part of the physical count. Locations receive in all incoming inventory before the Selling Parties start the count. Transfers between locations are ceased in advance of the counts to ensure no in-transit inventory.

Community Scriptmed and Mail and Specialty TechRx have Purchase Order functionality that allows order tracking through receipt and payment. For these systems and locations, the Selling Parties match receipts and invoices and accrue any uninvoiced receipts at month-end. In the case of PfW (Community), the Selling Parties book ending inventory and if margins fluctuate more than a reasonable level, the Selling Parties review the manual receiving log from the store and test for cut-off.

The inventory cost method is FIFO. However each system computes the FIFO cost differently:

•	Community Scriptmed: Valuation is at true FIFO based on purchase layers.

•

Community PfW: Valuation is current cost based on cost file from Amerisource. Turns are relatively high; thus, the Selling Parties have concluded that current costs closely approximately FIFO. In January of each year, the Selling Parties review price increases to determine if any price increases on large quantity drugs and/or high cost drugs require manual adjustment.

•	Mail and Specialty TechRx: Valuation is at average cost, which the Selling Parties have concluded closely approximates FIFO.

Inventory reserves are updated each month end for excess and obsolete inventory based on historical waste rate per dollar purchased, which is used to create a general excess and obsolete reserve. A valuation reserve is also established to reflect the rebate value in inventory, which adjusts invoice cost to actual cost, net of rebates. Cash discounts are related to payment terms and are recognized upon payment to the vendor if paid within the early payment terms.

Each location is instructed to examine inventory monthly for dates of expiration. The locations pull anything under 90 days dating in Mail and 30 days in Community. The inventory is pulled and prepared for return to GENCO, the Selling Parties’ returns processor. In Community stores, the stock from inventory is removed and the inventory is returned. A copy of the return form is provided to accounting to make appropriate adjustments to the general reserve. In Mail, the amount is segregated in “morgue” inventory warehouse. Accounting writes down the morgue inventory at month-end. Returns are consolidated in morgue until a return is accumulated and scheduled.

Partial dispenses are done in the Community Pharmacy if a patient is in need of the product. If the patient does not have insurance, a 3-5 day supply is given, and the sale is recorded as a cash sale using the actual quantity dispensed. If the Selling Parties record a full refill quantity and only have a partial fill, the store will record the Rx “owed” and mark it as will call so it is not considered shipped. The Selling Parties do not have a large volume of these types of partial fills. In Mail, partial Rxs are not mailed, but a multiple Rx order may be partially shipped if one Rx cannot be filled in total. This Rx is backordered and filled at a later date when stock is available.

Reference is made to Selling Parties’ physical inventory count instructions, which are incorporated by reference.

Exhibit A

STORES

Facility # 44

4940 Van Nuys Blvd., Ste. 104

Sherman Oaks CA 91403

Facility #24

8490 Santa Monica Blvd., Ste. 1

West Hollywood, CA 90069

Facility #30

3900 Fifth Ave., Ste.110

San Diego, CA 92103

Facility #09

1201 N.E. 26th St., Bay 110

Wilton Manors, FL 33305

Facility #35

2100 B North Orange Ave.

Orlando, FL 32804

Facility #33

3030 First Ave. North

St. Petersburg, FL 33713

Facility #14

1315 E. 7th Ave.

Tampa, FL 33605

Facility #13

3111 45th St., Stes. 9 & 10

West Palm Beach, FL 33407

Facility #5

912 W. Belmont Ave.

Chicago, IL 60657

Facility #22

103 Marott Center

342 Massachusetts Ave.

Indianapolis, IN 46204

Facility #32

21-23 Stanhope Street

Boston, MA 02116

Facility #46

2100 Lyndale Ave. South, Ste. A

Minneapolis, MN 55405

Facility #2

4620 J C Nichols Pkwy, Ste. 417

Kansas City, MO 64112

Facility #38

197 8th Ave.

New York, NY 10011

Facility #8

4101 Greenbriar Street, Ste. 235

Houston, TX 77098

Facility #25

1001 Broadway, Ste. 102 & 103

Seattle, WA 98122

Facility #41

826 N. Plankinton Ave., #100

Milwaukee, WI 53203

Facility #11

115A N. Euclid Ave.

St. Louis, MO 63108

Facility #19

1325 14th Street NW, 1st Floor

Washington, DC 20005

Facility #50

2909 Lemmon Ave., Ste. A

Dallas, TX 75204

Facility #21

1874 Piedmont Rd., Bldg A, Ste. A

Atlanta, GA 30324

Facility #53

6 North Howard Street

Baltimore, MD 21201

Facility #6

3826 Cedar Springs Road

Dallas, TX 75219

Facility #18

1227 Locust Street

Philadelphia, PA 19107

Facility #54

19 Bradhurst Ave., Ste. L1

Hawthorne, NY 10532

Facility #31

901 South Rancho Drive #20

Las Vegas, NV 89106

Facility #45

1424 Union Ave.

Memphis, TN 38104

Facility #23

2262 Market Street

San Francisco, CA 94114

Facility #51

2226 White Plains Road

Bronx, NY 10467

Facility #47

9002 N. Meridian St., Ste. 213

Indianapolis, IN 46260

Exhibit B

FORM OF BILL OF SALE

THIS BILL OF SALE (“Bill of Sale”) from the entities listed on Annex A in the Agreement (as defined below) each of which is directly or indirectly wholly owned by BioScrip, Inc., a Delaware corporation (“BioScrip”), as of the date hereof (such entities listed on Annex A the “Sellers” and, together with BioScrip, the “Selling Parties”) to Walgreen Co., an Illinois corporation (“Parent”), Walgreens Mail Service, Inc., an Illinois corporation (“Buyer 1”), Walgreens Specialty Pharmacy, LLC, an Illinois limited liability company (“Buyer 2”), and Walgreen Eastern Co., Inc., a New York corporation (“Buyer 3” and, together with Parent, Buyer 1 and Buyer 2, the “Buyers”) is dated as of February 1, 2012 (“Execution Date”). Buyers and Sellers are sometimes referred to herein individually as a “party” and collectively as the “parties.”

RECITALS

A. Buyers and the Selling Parties are parties to that certain Community Pharmacy and Mail Business Purchase Agreement, dated as of February 1, 2012, (“Agreement”) pursuant to which the Sellers desire to sell to the Buyers, and the Buyers desire to purchase, certain of the rights, properties and assets relating to the Business and more specifically (i) Parent will acquire certain of the assets of BioScrip Pharmacy Services, Inc. comprising the Columbus, Ohio call center assets and certain of the assets of BioScrip Pharmacy, Inc.; (ii) Buyer 1 will acquire the mail order assets of BioScrip Pharmacy Services, Inc.; (iii) Buyer 2 will acquire certain of the assets of BioScrip Pharmacy Services, Inc., BioScrip Pharmacy (NY), Inc., and BioScrip Infusion Services, Inc. and (iv) Buyer 3 will acquire certain of the assets of BioScrip Pharmacy, Inc., Bradhurst Specialty Pharmacy, Inc., and Natural Living Inc. All capitalized terms used but not defined in this Bill of Sale shall have the meaning assigned thereto in the Agreement.

B. Each Selling Party desires to effectuate the sale, assignment, conveyance, transfer and delivery of the Purchased Assets to the respective Buyer.

NOW, THEREFORE, the parties agree as follows:

AGREEMENT

1.	For and in consideration of the Purchase Price, the receipt and sufficiency of which is hereby acknowledged by the Selling Parties, each Seller does hereby sell, convey, transfer, assign and deliver to each Buyer, in the manner set forth in the Recitals, each Seller’s right, title and all interest in and to each Seller’s portion of the Purchased Assets.

2.	Each Selling Party hereby jointly and severally represents and warrants to each Buyer that as of the Execution Date, and as of the Effective Time, each Seller has full legal, equitable and marketable title to such Seller’s portion of the Purchased Assets and that such Purchased Assets are free and clear of all Liens, other than Permitted Liens.

3.	This Bill of Sale is delivered pursuant to, on the terms and subject to the conditions set forth in the Agreement. Nothing contained herein shall be deemed to alter, modify, expand or diminish the terms and provisions of the Agreement.

4.	Nothing in this Bill of Sale, either express or implied, is intended or shall be construed to confer upon, or give to, any persons other than the Buyers any rights, benefits, remedies, obligations or liabilities hereunder, and all the terms, covenants and conditions, promises and agreements set forth herein shall be for the sole and exclusive benefit of the parties hereto and their respective successors and assigns.

5.	THIS BILL OF SALE IS EFFECTIVE, AND SHALL BE BINDING UPON THE SELLERS AND THE BUYERS, AS OF THE EFFECTIVE TIME, WHICH IS SET FORTH IN THE AGREEMENT, AND IS CONTINGENT UPON CONSUMMATION OF THE CLOSING. NEITHER THE SELLERS NOR THE BUYERS SHALL INCUR ANY RIGHTS OR LIABILITIES HEREUNDER AS OF THE EXECUTION DATE SET FORTH ABOVE.

6.	This Bill of Sale is subject in all events to the terms and conditions of the Agreement. In the event of a conflict or inconsistency between this Bill of Sale and the Agreement, the terms of the Agreement shall prevail.

7.	This Bill of Sale may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Bill of Sale may also be executed and delivered by facsimile signature and in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.	This Bill of Sale shall inure to the benefit of the Buyers and their successors and assigns, and shall be binding upon the Selling Parties and their successors and assigns.

9.	This Bill of Sale shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed in that state, without regard to the conflicts of Law rules of such state.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Selling Parties and Buyers have executed this Bill of Sale as of the date and year first above written.

BUYERS:

WALGREEN CO.

By:
Name:
Title:

WALGREENS MAIL SERVICE, INC.

By:
Name:
Title:

WALGREENS SPECIALTY PHARMACY, LLC

By:
Name:
Title:

WALGREEN EASTERN CO., INC.

By:
Name:
Title:

SELLING PARTIES:

BIOSCRIP PHARMACY (NY), INC.

By:
Name:
Title:

BIOSCRIP PHARMACY SERVICES, INC.

By:
Name:
Title:

BIOSCRIP PHARMACY, INC.

By:
Name:
Title:

BRADHURST SPECIALTY PHARMACY, INC.

By:
Name:
Title:

BIOSCRIP INFUSION SERVICES, INC.

By:
Name:
Title:

NATURAL LIVING INC.

By:
Name:
Title:

BIOSCRIP, INC.

By:
Name:
Title:

Exhibit C

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of [                    ], 2012 (this “Agreement”), by and among Walgreen Co., an Illinois corporation, Walgreens Mail Service, Inc., an Illinois corporation, Walgreens Specialty Pharmacy, LLC, a Delaware limited liability company, and Walgreen Eastern Co., Inc., a New York corporation (collectively, the “Assignees”), on the one hand, and BioScrip Pharmacy (NY), Inc., a New York corporation, BioScrip Pharmacy Services, Inc., an Ohio corporation, BioScrip Pharmacy, Inc., a Minnesota corporation, Bradhurst Specialty Pharmacy, Inc., a New York corporation, BioScrip Infusion Services, Inc., a California corporation and Natural Living Inc., a New York corporation (collectively, the “Assignors”), on the other hand.

W I T N E S S E T H:

WHEREAS, the parties hereto and BioScrip, Inc., a New York corporation, have entered into that certain Community Pharmacy and Mail Business Purchase Agreement, dated as of February 1, 2012 (the “Asset Purchase Agreement”), pursuant to which the Assignors have agreed to sell, and the Assignees have agreed to purchase, certain of assets, rights and interests owned by the Assignors and utilized in the operation of, or otherwise in connection with, the Business (as defined in the Asset Purchase Agreement);

WHEREAS, one or more of the Assignors have entered into or executed various agreements, instruments and other documents in connection with the Business; and

WHEREAS, in accordance with the terms of the Asset Purchase Agreement, subject to the terms and conditions of this Agreement, the Assignors desire to assign, and the Assignees desire to assume, certain of such agreements, instruments and other documents.

NOW, THEREFORE, in consideration of the premises hereof, the mutual representations, warranties, covenants and agreements set forth in this Agreement and the Asset Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party hereto intending to be legally bound, does hereby agree as follows:

ARTICLE I

GENERAL PROVISIONS; DEFINITIONS

SECTION 1.1. General.

Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, (b) references to the singular include the plural, (c) references to any gender include the other genders, (d) the term “including” is not limiting and has the inclusive meaning represented by the phrase “including without limitation”, (e) the term “or” has the inclusive meaning represented by the phrase “and/or” and (f) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise set forth herein, references in this Agreement to any document, instrument or agreement (including this Agreement) (i) includes and incorporates all exhibits, schedules and other attachments thereto, (ii) includes all documents, instruments or agreements issued or executed in replacement thereof and (iii) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. This Agreement shall not be construed as if prepared by one party hereto, but rather according to its fair meaning as a whole, as if all parties hereto had prepared it.

SECTION 1.2. Definitions.

In addition to the terms defined elsewhere herein, capitalized terms shall have the respective meanings ascribed thereto in the Asset Purchase Agreement.

ARTICLE II

ASSIGNMENT AND ASSUMPTION

SECTION 2.1. Assignment.

Subject to the terms of the Asset Purchase Agreement, each applicable Assignor hereby sells, transfers, assigns and delivers to each applicable Assignee its successors and assigns, to have and hold forever, and each applicable Assignee hereby accepts the sale, transfer, assignment and delivery of all of each applicable Assignor’s rights, title and interest in and to the Purchased Assets (the “Assignment”). Notwithstanding anything to the contrary contained herein, the Purchased Assets shall not include the Excluded Assets.

Each applicable Assignor in the Assignment hereby irrevocably constitutes and appoints each applicable Assignee in the Assignment, its successors and assigns, its true and lawful attorney, with full power of substitution, in its name or otherwise, and on behalf of such Assignor, or for its own use, to claim, demand, collect and receive at any time and from time to time any and all of the Purchased Assets, and to prosecute the same at law or in equity and, upon discharge thereof, to complete, execute and deliver any and all necessary instruments of satisfaction and release.

SECTION 2.2. Acceptance and Assumption.

Subject to the terms of the Asset Purchase Agreement, each applicable Assignee hereby accepts the Assignment and takes and assumes the Assumed Liabilities but no other liabilities or obligations of the Assignors (the “Assumption”).

ARTICLE III

GENERAL PROVISIONS

SECTION 3.1. Further Action.

Each party hereto shall execute and deliver such other instruments or documents as may be necessary or appropriate in the reasonable judgment of the Assignors and their counsel to carry out the Assignment and Assumption and the transactions contemplated hereby.

SECTION 3.2. Headings.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 3.3 Severability.

Whenever possible, each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision or portion of any provision of this Agreement, and this Agreement will be re-formed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision.

SECTION 3.4. Entire Agreement.

This Agreement, together with the Asset Purchase Agreement and the Ancillary Agreements, shall constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

SECTION 3.5. Conflicts.

In the event that any provision of this Agreement conflicts with, or is inconsistent with, any provision of the Asset Purchase Agreement, the provisions of the Asset Purchase Agreement shall control.

SECTION 3.6. Assignment.

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; except that the Assignees may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates the right to purchase all or a portion of the Purchased Assets, but no such transfer or assignment will relieve the Assignees of their respective obligations hereunder.

SECTION 3.7. No Third-Party Beneficiaries.

This Agreement is for the sole benefit of the parties hereto and their permitted assigns and Indemnitees and nothing herein, express or implied, is intended to or shall confer upon any other Person any benefits, remedies, obligations or liabilities of any nature whatsoever under or by reason of this Agreement.

SECTION 3.8. Amendment; Waiver.

Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

SECTION 3.9. Governing Law.

This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.

SECTION 3.10. Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

{Signatures on next page}

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed as of the date first written above by its officer thereunto duly authorized.

WALGREEN CO.

By:
Name:
Title:

WALGREENS MAIL SERVICE, INC.

By:
Name:
Title:

WALGREENS SPECIALTY PHARMACY, LLC

By:
Name:
Title:

WALGREEN EASTERN CO., INC.

By:
Name:
Title:

BIOSCRIP, INC.

By:
Name:
Title:

BIOSCRIP PHARMACY (NY), INC.

By:
Name:
Title:

BIOSCRIP PHARMACY SERVICES, INC.

By:
Name:
Title:

BIOSCRIP PHARMACY, INC.

By:
Name:
Title:

BRADHURST SPECIALTY PHARMACY, INC.

By:
Name:
Title:

BIOSCRIP INFUSION SERVICES, INC.

By:
Name:
Title:

NATURAL LIVING, INC.

By:
Name:
Title:

Exhibit D

FORM OF ASSIGNMENT AND ASSUMPTION OF LEASE

THIS ASSIGNMENT AND ASSUMPTION OF LEASE, dated as of                     , 20     (this “Assignment”), is entered into by and between [                    ](“Assignor”) and [                    ](“Assignee”).

RECITALS

Assignor, as tenant, is a party to that certain lease dated[                    ], with [                    ], as landlord (collectively, the “Lease”) for certain real property located in [                    ](the “Leased Premises”).

Assignor desires to assign to Assignee its interest as tenant under the Lease and Assignee desires to accept said assignment and assume the obligations of Assignor under said Lease upon the terms, covenants and conditions set forth in this Assignment.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee covenant and agree as follows:

Assignment. Assignor hereby assigns, transfers and sets over unto Assignee all of Assignor’s right, title and interest in and to the Lease.

Assumption. Assignee accepts said assignment and assumes and promises to observe and perform all the covenants and obligations of Assignor under the Lease arising from and after                     am/pm on                     , 2012.

Purchase Agreement. Assignor, by its execution hereof, and Assignee, by its execution hereof, each hereby acknowledge and agree that neither the representations and warranties nor the rights and remedies of any party under that certain Community Pharmacy and Mail Business Purchase Agreement, dated as of February 1, 2012, by and among Assignee, Assignor and certain other persons, shall be deemed to be enlarged, modified or altered in any way by this Assignment.

Enforceability. Each provision contained in this Assignment shall be a separate and independent obligation. If any provision of this Assignment or application thereof to any person or circumstance shall to any extent be invalid and unenforceable, the remainder of this Assignment, or the application of such provision to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each provision of this Assignment shall be valid and shall be enforceable to the extent permitted by applicable law.

Authorization. Each signatory hereto certifies to the other party hereto that he or she is duly authorized and empowered to sign and deliver this Assignment on behalf of all entities named below on whose behalf he or she has so acted.

Binding Effect. This Assignment shall be binding upon and inure to the benefit of Assignor and Assignee and their respective heirs, personal representatives, successors and assigns.

Counterparts. This Assignment may be executed in any number of counterparts, and may be delivered as originals or by telecopier, pdf or other electronic means, each of which shall constitute an original as against any party whose signature appears thereon and all of which shall together constitute one and the same instrument. When counterparts or facsimile copies have been executed and delivered by all parties, they shall have the same effect as if the signatures to each counterpart or copy were upon the same document and such copies shall be deemed valid as originals. All parties agree that all such signatures may be transferred to a single document upon the request of any party. Further, any party delivering its signature to this document by telecopier, pdf or other electronic means shall upon the request of any party deliver originals of its signature to this document to the requesting party.

Governing Law. This Assignment shall be governed by and interpreted in accordance with the laws of the State in which the Leased Premises are located.

Entire Agreement. This Assignment embodies the entire agreement of Assignor and Assignee with respect to the subject matter of this Assignment. This Assignment may be modified only by a written instrument duly executed by Assignor and Assignee.

(Text of the document ends here – signatures commence on next page.)

IN WITNESS WHEREOF, intending to be legally bound, the parties have caused this instrument to be executed by their duly authorized representatives on the day and year first above written.

ASSIGNOR:

[ ]
By:
Name:
Title:

ASSIGNEE:

[ ]

By:
Name:
Title:

Exhibit E

FORM OF TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), dated as of                     , 2012 (the “Effective Date”), is made by and between by and among Walgreen Co., an Illinois corporation (“Parent”), Walgreens Mail Service, Inc., an Illinois corporation (“Buyer 1”), Walgreens Specialty Pharmacy, LLC, a Delaware limited liability company (“Buyer 2”), and Walgreen Eastern Co., Inc., a New York corporation (“Buyer 3” and, together with Parent, Buyer 1 and Buyer 2, the “Buyers”), on the one hand, and BioScrip, Inc., a Delaware corporation (“BioScrip”), on the other hand. The Buyers, on the one hand, shall be referred to in this Agreement as a “Party” and BioScrip, on the other hand, shall be referred to in this Agreement as a “Party.”

RECITALS

WHEREAS, Buyers, BioScrip and certain other parties, entered into that certain Community Pharmacy and Mail Business Purchase Agreement, dated as of February 1, 2012 (the “Purchase Agreement”), pursuant to which certain of the rights, properties and assets relating to the Business and more specifically (a) Parent will acquire certain of the assets of BioScrip Pharmacy Services, Inc. comprising the Columbus, Ohio call center assets and certain of the assets of BioScrip Pharmacy, Inc.; (b) Buyer 1 will acquire the mail order assets of BioScrip Pharmacy Services, Inc.; (c) Buyer 2 will acquire certain of the assets of BioScrip Pharmacy Services, Inc., BioScrip Pharmacy (NY), Inc., and BioScrip Infusion Services, Inc. and (d) Buyer 3 will acquire certain of the assets of BioScrip Pharmacy, Inc., Bradhurst Specialty Pharmacy, Inc., and Natural Living Inc.;

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement, Buyers and BioScrip desire that BioScrip provide the Buyers with certain goods, services or other support as set forth in this Agreement for a transition period following Closing; and

WHEREAS, capitalized terms not defined herein shall have the meanings set forth in the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Agreement to which the Parties intend to be legally bound hereby, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1. Transition Services.

(a) Scope of Transition Services. During the Term as set forth in Section 3(a) hereof, and subject to the terms and conditions set forth herein, BioScrip shall provide, or cause one or more of its Affiliates to provide, to the Buyers (or any Affiliate of Buyers) each of the goods, services or other support activities and tasks (each a “Service” and, collectively, the “Services”) described in Schedules A.1-A.6 (each, a “Schedule” and collectively, the “Schedules”), commencing on the Effective Date and continuing for the specific period of time described in each Schedule. If, at any time during the Term, Buyers identify a service that Buyers desire to obtain from BioScrip, and that (x) BioScrip has previously provided as part of the Business and (y) BioScrip has the resources, including personnel (or can reasonably obtain such resources) needed to provide such service as such time, that is not identified as a Service in the Schedules, the Parties shall negotiate in good faith mutually agreeable terms and conditions for the provision of such requested services, including, without limitation, a reasonable transition period for providing such service (such additional services, the “Additional Services”), provided, however, that

BioScrip shall not unreasonably refuse to provide such service or delay the provision of such service. If the Parties mutually agree upon the provision of any Additional Services, this Agreement and the Schedules shall be amended to include such Additional Services and such Additional Services shall be deemed Services hereunder and, accordingly, BioScrip shall provide or cause to be provided such Additional Services in accordance with the terms and subject to the conditions set forth in this Agreement.

(b) TSA Governance Playbook. BioScrip and Buyers have developed a TSA Governance Playbook attached hereto as Exhibit A (the “Playbook”). The Parties acknowledge and agree that the Playbook will provide guidelines for the implementation and provision of the Services.

(c) Performance Standards. BioScrip shall provide the Services in accordance with this Agreement and applicable Law and will exercise the same due care with respect to the provision of Services to the Buyers as BioScrip would exercise in providing the same Services to itself. BioScrip is responsible for the time and effort, as well as the costs associated, if necessary, with on-boarding and training new hires or acquiring temporary resources required to provide the Services hereunder.

(d) Subcontractors. BioScrip may, directly or through one or more Affiliates, hire or engage one or more subcontractors or other third parties (each, a “Subcontractor”) to perform any or all of its obligations under this Agreement; provided, that: (i) BioScrip shall remain responsible for the acts and omissions of each Subcontractor as if they were BioScrip’s own acts and omissions, including each Subcontractor’s compliance with the terms and conditions of this Agreement; (ii) without limiting clause (i) of the proviso to this Section 1(d), BioScrip shall be responsible for ensuring that the obligations with respect to the nature, quality and standards of care set forth in this Section 1 are satisfied with respect to any Service provided by any Subcontractor; (iii) the use of any Subcontractor will not increase the Service Fees payable by Buyers hereunder; and (iv) the use of any Subcontractor will not adversely affect the quality of any Service provided to the Buyers or any Affiliates thereof.

(e) Management and Control. Except as otherwise provided herein, management of, and control over, the provision of the Services (including the determination or designation at any time of the resources and employees of BioScrip, its Affiliates or any Subcontractor to be used in connection with the provision of the Services) shall reside solely with BioScrip. Without limiting the generality of the foregoing, all labor matters relating to any employees of BioScrip, its Affiliates and any third party service provider shall be within the exclusive control of such parties, and Buyers shall not and shall cause its Affiliates to not take any action affecting, or have any rights with respect to, such matters.

(f) Outside Events. If one of the following events materially and adversely affects BioScrip’s ability to perform the Services (each, an “Outside Event”): (1) the failure by a telephone provider or other key provider to perform the services provided by such provider or (2) the Buyers making material changes to their business (i.e., changes to the systems of the Buyers), then BioScrip will no longer be required to perform the Services affected by such Outside Event until such time that the Outside Event no longer materially and adversely affects BioScrip’s ability to perform such Services. If such Outside Event affects BioScrip’s ability to perform the Services affected by such Outside Event for a period of 20 days or longer, then BioScrip will have the right to permanently cease the provision of such Services affected by such Outside Event.

(g) Required Consents. The Parties shall each cooperate in good faith and use commercially reasonable efforts to obtain on terms favorable to each Party any consents, licenses or approvals of third parties that are necessary for BioScrip to provide the Services to Buyers, or Buyers to receive the Services.

(h) Good Faith Cooperation; Knowledge Sharing. The Parties will use good faith efforts to cooperate with each other in all reasonable respects relating to the provision and receipt of the Services. With respect to each Service, the Parties acknowledge and agree that, given the interrelationship between their respective businesses to date and the knowledge that each Party’s key employees have concerning the other Party’s business, for the period beginning on the Closing Date (as defined in the Purchase Agreement) and ending on the applicable termination date of such Service, they will each use commercially reasonable efforts to make such key employees available to the other, for any reasonable purpose relating to the provision or receipt of such Service or the transition of the operations of each Party’s business related to such Service.

(i) Substitutions. Buyers or BioScrip may request that any of the Services or any component thereof be supplemented, modified, substituted or otherwise altered. Upon such request, the Parties shall discuss in good faith the scope and nature of such request and related issues, including any potential additional fees. If the Parties agree upon the scope and nature of such request and related issues, the Parties shall amend this Agreement accordingly. Until the execution of any such amendment, BioScrip shall not be obligated to provide any such substituted Services.

2. Financial Terms.

(a) Service Fees. Buyers shall pay to BioScrip those service fees set forth in the Schedules attached hereto (the “Service Fees”). Except as may otherwise be agreed upon in writing by the Parties or as set forth in Section 2(g), other than the Service Fees, Buyers shall not be obligated to pay any other fees, charges, expenses, costs, or other amounts of any kind under this Agreement or in connection with the Services. If Buyers request that BioScrip provide, or cause one or more of its Affiliates to provide, any Services after expiration of the duration period for such Service set forth in the Schedules attached hereto, and BioScrip agrees to provide such Services, then the Service Fees for each such Service shall be an amount equal to one hundred ten percent (110%) of the highest Service Fees specified for such Service in the applicable Schedule, and such amount shall continue to increase by ten percent (10%) over the amount that Buyers paid during the immediately preceding month for each month thereafter in which such Service is provided; provided that the Service Fees for such each such Service shall in no event exceed one hundred seventy percent (170%) of the highest Service Fees specified for the applicable Service in the applicable Schedule.

(b) Billing. Buyers shall promptly pay any bills and invoices that it receives from BioScrip or its Affiliates for Service Fees, subject to receiving, if requested, any appropriate supporting documentation for such bills and invoices. BioScrip shall bill such Service Fees in arrears at the end of each calendar month. Unless otherwise provided herein or on a Schedule, Buyers shall pay all invoices by wire transfer of immediately available funds no later than thirty (30) days following the later of (i) receipt by Buyers of BioScrip’s or any of its Affiliates’ invoice, or (ii) the last day of the calendar month in which the Service Fees that are the subject of the invoice were provided (such date, the “Due Date”). Should Buyers dispute any portion of any invoice, Buyers shall promptly notify BioScrip in writing of the nature and basis of the dispute but shall pay any undisputed amounts on such invoice in accordance with the foregoing sentence. While such dispute is pending, BioScrip shall continue performing the Services in accordance with this Agreement.

(c) Failure to Pay Amounts Due. If Buyers fail to pay the full amount of any undisputed amount of any invoice within thirty (30) days after the applicable Due Date, such failure shall be considered a material breach of this Agreement (except to the extent of any invoiced amounts reasonably disputed by Buyers in good faith and of which dispute Buyers have notified BioScrip in accordance with the requirements of this Agreement).

(d) Interest on Late Payments. All payments required to be made pursuant to this Agreement shall bear interest from and including the applicable Due Date to but excluding the date of payment at an annual rate equal to the lesser of (a) nine percent (9%) per annum, or (b) the maximum amount permitted by applicable Law, in each case from the applicable Due Date to the payment date. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of the number of days (excluding the payment date) by which the payment date follows the applicable Due Date.

(e) Taxes. All Service Fees to be paid by Buyers to BioScrip under this Agreement are exclusive of any applicable taxes required by law (including withholding, sales, use, excise or services taxes, which may be assessed on the provision of the Services hereunder). If any taxes are assessed on the provision of any of the Services provided under this Agreement, Buyers shall be responsible for such taxes and BioScrip shall invoice such tax to Buyers together with any Service Fees and pay such tax directly to the applicable governmental authorities, and provide Buyers with a receipt showing payment thereof. The Parties shall cooperate with each other in determining the extent to which any tax is due and owing under the circumstances, and shall provide and make available to each other any resale certificate, information regarding out-of-state use of materials, services or sale, and other exemption certificates or information reasonably requested by the other Party. This Section 2(e) shall have no application to any tax imposed or based upon the income or profit of BioScrip or any of its Affiliates, or to any income or withholding tax that BioScrip or any of its Affiliates has to withhold with respect to payroll or wage payments.

(f) Records. Subject to the terms and conditions set forth in Section 4, BioScrip shall keep reasonable and accurate records pertaining to the Service Fees. Except as otherwise may be required by applicable Law or BioScrip’s contractual obligations, BioScrip shall retain such records pursuant to BioScrip’s customary document retention policy. BioScrip shall provide such information and cooperation as Buyers and its auditors and inspectors may reasonably request. BioScrip shall promptly remedy any material breach of its obligations hereunder identified in any audit report that BioScrip reasonably agrees is a material breach of its obligations hereunder.

(g) Expense Reimbursement. Except to the extent otherwise provided in the Schedules attached hereto, the Buyers will reimburse BioScrip for all reasonable and documented expenses for travel, meals and lodging incurred by BioScrip directly in the performance of their obligations under this Agreement. In the event that a portion of such expenses were incurred in connection with activities unrelated to the delivery of the Services, BioScrip will make a good faith estimate as to the portion of the expenses attributable to other activities and will bill the Buyers only for the portion of the expenses attributable to its provision of the Services. The charges for which reimbursement is sought must be in compliance with BioScrip’s employee expense policies. Expenses will be charged at cost with no mark-up. BioScrip will maintain documentation of expenses incurred and retain copies of invoices or receipts for expenses in accordance with its established expense policy. BioScrip will make copies of all documentation and receipts that it retains available to the Buyers upon request. BioScrip will bill the Buyers monthly for expenses as they accrue. The Parties may specify any additional limitations or other requirements related to the reimbursement of expenses in the applicable Schedule attached hereto. It is acknowledged and agreed that if BioScrip is reasonably required to incur expenses beyond the limitations set forth in the applicable Schedules attached hereto in order to provide the Services, then BioScrip will be excused from performing the Services until the expense limitation is removed or changed as mutually agreed by the Parties; provided that BioScrip will give the Buyers reasonable notice of the need to exceed any such limitation prior to suspension of any of the Services. It is further acknowledged and agreed that BioScrip will bear its own employee severance costs and that BioScrip will not include any employee severance costs in its charges to the Buyers for any of the Services under this Agreement. BioScrip shall receive prior approval from the Buyers with respect to any third party costs incurred in connection with the provision of the Services and not specifically contemplated in the Schedules attached hereto. and shall be reimbursed for such costs in accordance with the procedures set forth in this Section 2(g).

3. Term of Agreement; Termination.

(a) Term. This Agreement shall commence on the Effective Date and shall continue (unless sooner terminated pursuant to the terms hereof, including pursuant to the terms of any applicable Schedule) for twelve (12) months; provided, that, if BioScrip’s obligation to perform all of the Services has expired or been terminated pursuant to the terms hereof prior to the expiration of the Term, this Agreement shall automatically terminate. Neither BioScrip nor any of its Affiliates shall be obligated to provide Services following the expiration or earlier termination of this Agreement or any particular Service.

(b) Termination by Buyers for Material Breach. Buyers may terminate this Agreement upon written notice to BioScrip in the event of a material breach of this Agreement by BioScrip. Such termination shall become effective thirty (30) days from the date of BioScrip’s receipt of such notice unless the breach is cured within such thirty (30) day period. If at any time during the Term, BioScrip is not performing the Services in any material respects in accordance with the terms of this Agreement, the Buyers will promptly provide written notice of such non-performance detailing the circumstances of such non-performance to BioScrip.

(c) Termination by BioScrip. BioScrip may terminate this Agreement at any time upon written notice to Buyers in the event of (i) an uncured failure to pay amounts due and properly invoiced hereunder that are not the subject of a good faith dispute or (ii) any material breach of this Agreement by Buyers that is the result of Buyers’ willful misconduct or gross negligence; provided, that in each case any termination described in clause (i) or (ii) shall become effective thirty (30) days from the date of Buyers’ receipt of notice unless the non-payment or material breach, as the case may be, is cured within such thirty (30) day period. BioScrip may not terminate this Agreement for non-payment of amounts that are reasonably disputed by Buyers in good faith and of which Buyers have notified BioScrip in accordance with the requirements of this Agreement. Other than as set forth in this Section 3(c) and Section 1(f), BioScrip may not terminate this Agreement or any Services, or suspend performance of any Services or other obligations under this Agreement, for any other reason or under any other circumstances.

(d) Remedy for Buyers’ Failure to Perform Obligations other than Payment Obligations. Except as set forth in Section 3(c), if at any time Buyers shall not be in compliance with their covenants and obligations hereunder: (i) if the particular covenant or obligation is one upon which BioScrip’s ability to perform the Services depends, then BioScrip shall be excused from a delay or failure to perform the Services whose performance depends upon Buyers’ performance, but only if BioScrip (x) gave Buyers reasonable advance written notice of Buyers’ delinquency and (y) used commercially reasonable efforts to perform the Services notwithstanding Buyers’ delinquency, and only to the extent BioScrip’s ability to perform the Services is affected; and (ii) if the particular covenant or obligation is not one upon which BioScrip’s ability to perform the Services depends, BioScrip shall not be excused from continued performance of the Services in accordance with this Agreement.

(e) Partial Termination. In addition to Buyers’ right to terminate under Section 3(b), Buyers may terminate any and all of the Services in accordance with the terms and conditions set forth in the Schedules and in the Termination Form set forth in Appendix 2 of the Playbook. Upon termination of particular Services pursuant to this Section 3(e), the Agreement shall otherwise remain in full force and effect with respect to such Services that have not been terminated.

(f) Effect of Termination. Notwithstanding any other provision in this Agreement to the contrary, whether this Agreement is terminated by BioScrip or Buyers, or any particular Service is terminated by Buyers, upon termination of this Agreement, Buyers will remain liable for the payment of Service Fees accruing for the period prior to termination even though such amounts may not become due until after termination. Further, in the event of termination of this Agreement, Sections 1(e), 2(e), 2(f), 3(f), 4, 5, 10, 16 and 17 shall continue in full force and effect.

4. Confidentiality.

(a) Definition of Proprietary Information. “Proprietary Information” means any non-public information disclosed previously or in the future by a party either directly or indirectly, in writing, orally or by drawings or observation (a “Disclosing Party”) to another party (a “Receiving Party”), either directly or indirectly, in writing, orally or by inspection of tangible objects (including documents, business plans, source code, software, documentation, financial analyses, marketing plans, customer names, customer lists, customer data, product plans, products, services, inventions, processes, designs, drawings, engineering or hardware configuration information, know-how, trade secrets, or any other proprietary or business information) or other non-public information, the confidential or proprietary nature of which is reasonably apparent under the circumstances.

(b) Non-Disclosure and Non-Use. A Receiving Party shall protect the Proprietary Information of the Disclosing Party using at least the same degree of care to prevent the unauthorized use,

dissemination, distribution, disclosure, or publication of such Proprietary Information as the Receiving Party uses to protect its own Proprietary Information. In no event shall the Receiving Party use less than a reasonable standard of care in its treatment of such Proprietary Information. The Receiving Party shall not have the right to use the Disclosing Party’s Proprietary Information for any purpose other than the purposes contemplated by this Agreement (including performing, receiving, and assuming responsibility for the Services, exercising rights and responsibilities under this Agreement, and enforcing this Agreement) without the consent of the Disclosing Party, which the Disclosing Party may give or withhold in its sole discretion. The Receiving Party shall limit disclosure of such Proprietary Information to the Receiving Party’s employees, Affiliates, and third party contractors (including outsourcing service providers) (i) who have a need to know such Proprietary Information for the purposes of this Agreement, (ii) who are informed of the confidential nature of such Proprietary Information, and (iii) who have agreed in writing to use, hold, and protect such Proprietary Information in accordance with this Agreement. The Receiving Party shall be responsible for any breaches of this Section 4 by its employees, Affiliates, Subcontractors and others to whom Proprietary Information of the Disclosing Party is disclosed.

(c) Exceptions. The restrictions of this Section 4 shall not apply to Proprietary Information that: (i) was publicly known at the time of the Disclosing Party’s communication thereof to the Receiving Party; (ii) becomes publicly known through no fault of the Receiving Party subsequent to the time of the Disclosing Party’s communication thereof to the Receiving Party; (iii) was in the Receiving Party’s possession free of any obligation of confidence at the time of the Disclosing Party’s communication thereof to the Receiving Party; (iv) is developed by the Receiving Party independently of and without reference to any of the Disclosing Party’s Proprietary Information or other information that the Disclosing Party disclosed in confidence to any third party; (v) is rightfully obtained by the Receiving Party from third parties authorized to make such disclosure without restriction; or (vi) is identified in writing by the Disclosing Party as no longer proprietary or confidential.

(d) Disclosures Required by Law. If a Party (the “Compelled Party”) is required by Law or court order to disclose the other Party’s (the “Affected Party”) Proprietary Information, to the extent permitted by applicable law, regulation or court order, the Compelled Party will promptly notify the Affected Party in writing prior to making any such disclosure in order to facilitate the Affected Party’s ability to seek a protective order or other appropriate remedy from the proper authority to prevent or limit such disclosure. The Compelled Party shall cooperate at all times with the Affected Party in seeking a protective order or other remedy to maintain the confidentiality of the Affected Party’s Proprietary Information.

(e) Injunctive Relief. Each Party hereby recognizes and acknowledges the confidential and sensitive nature of each other’s Proprietary Information. As a result of such confidential and sensitive nature, a Party’s failure to comply with any provision of this Section 4 will be considered to cause irreparable harm to the other Party for which monetary damages shall constitute an inadequate remedy. Accordingly, each Party shall be entitled to injunctive relief to enforce the terms of this Section 4, in addition to any other remedy available to it at law or in equity.

(f) Return or Destruction of Proprietary Information. The Receiving Party shall return or destroy all documents and other tangible objects containing or representing Proprietary Information which have been disclosed to it by the Disclosing Party, and all copies, excerpts and summaries thereof no later than seven (7) Business Days after written request from the Disclosing Party.

(g) No Assignment of Ownership. Disclosure of Proprietary Information does not cause an assignment of ownership or license rights of Intellectual Property rights in such information from the Disclosing Party to the Receiving Party. Nothing in this Agreement or any Schedule attached hereto gives authority to one party to use the name, trademarks, service marks, trade names or domain names of the other party for any purpose whatsoever.

5. Indemnification and Limitation of Liability.

(a) BioScrip’s Indemnification Obligations. BioScrip agrees to indemnify, defend and hold harmless Buyers and their Affiliates, each of their respective shareholders, members, partners, Affiliates, employees, directors, managers and officers and the successors and assigns of the foregoing (collectively, the “Buyers Indemnified Parties”), from and against any and all losses, damages, deficiencies, awards, assessments, judgments, fines, penalties, costs, injuries, settlements, liabilities and expenses (including any reasonable legal, accounting, expert, consulting and investigative fees, costs and expenses) (collectively, “Losses”) incurred by the Buyers Indemnified Parties arising from the gross negligence, fraud or willful misconduct of BioScrip in connection with its performance of the Services.

(b) Buyers’ Indemnification Obligations. Each Buyer agrees to indemnify and hold harmless BioScrip and its Affiliates, each of their respective shareholders, members, partners, Affiliates, employees, directors, managers and officers and the successors and assigns of the foregoing (collectively, the “BioScrip Indemnified Parties”), from and against any and all Losses incurred by the BioScrip Indemnified Parties arising from the gross negligence, fraud or willful misconduct of Buyers in connection with the performance of its obligations under this Agreement.

(c) Notice, Defense and Settlement. If a Party seeks indemnification with respect to any Losses, such Party shall provide the other Party with timely notice of the existence of such claim and such information, documents and cooperation as are reasonably necessary to permit the other Party to establish a defense to such claim, and a Party’s indemnification obligation (if any) shall be reduced to the extent that it is actually prejudiced by the other Party’s failure to comply with the foregoing notice and cooperation requirements. A Party shall not take any final action (including any settlement or compromise) with respect to any Losses for which it seeks or intends to seek indemnification from the other Party without the prior written consent of the other Party, which shall not be unreasonably withheld.

(d) Liability for Payment Obligations. Nothing in this Section 5 shall be deemed to eliminate or limit, in any respect, the Buyers’s express obligation in this Agreement to pay all fees or expenses payable for Services rendered in accordance with this Agreement.

(e) Exclusion of Other Remedies. The indemnification expressly provided in Section 5 shall be the sole and exclusive monetary remedies of the Buyers Indemnified Parties or BioScrip Indemnified Parties, as applicable, for any Losses, whether arising from statute, principle of common or civil law, principles of strict liability, tort, contract or otherwise, arising out of a breach by a Party of this Agreement or the Services provided hereunder.

(f) Limitation of Liability. Except as expressly set forth herein, the Buyers acknowledge and agree that the Services are provided as-is, that the Buyers receiving the Services assume all risks and liability arising from or relating to Buyers’ use of and reliance upon the Services and each Buyer makes no representation or warranty, express or implied, with respect thereto; provided, however, that BioScrip will exercise the same due care with respect to the provision of Services to the Buyers as BioScrip would exercise in providing the same Services to itself. Notwithstanding anything to the contrary contained herein, the indemnification provided for in this Section 5 shall not cover, and in no event shall any Party or any of its Affiliates be liable for, any special, incidental, consequential (including loss of revenues or profits), exemplary or punitive damages (except for any of the foregoing damages payable to a third person) arising from any claim relating to this Agreement or any of the Services to be provided hereunder or the performance of or failure to perform its obligations under this Agreement, whether such claim is based on warranty, contract, tort (including negligence or strict liability) or otherwise, all of which are hereby excluded by agreement of the Parties regardless of whether or not a Party has been advised of the possibility of such damages. BIOSCRIP SPECIFICALLY DISCLAIMS ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, ARISING OUT OF OR RELATED TO THE SERVICES AND THIS AGREEMENT, INCLUDING ANY REPRESENTATION OR WARRANTY IN REGARD TO QUALITY, PERFORMANCE, NONINFRINGEMENT, COMMERCIAL UTILITY, MERCHANTABILITY OR FITNESS OF THE SERVICES FOR A PARTICULAR PURPOSE. Notwithstanding anything contained herein to the contrary, in no event shall BioScrip be liable to any of the Buyers for any Losses except for those Losses arising from the gross negligence, fraud or willful misconduct of BioScrip in connection with its performance of the Services.

6. Relationship of Parties. Except as specifically provided herein, neither Party shall: (a) act or represent or hold itself out as having authority to act as an agent or partner of the other Party; or (b) in any way bind or commit the other Party to any obligations or agreement. Nothing contained in this Agreement shall be construed as creating a partnership, joint venture, agency, trust, fiduciary relationship or other association of any kind, each Party being individually responsible only for its obligations as set forth in this Agreement. The Parties’ respective rights and obligations hereunder shall be limited to the contractual rights and obligations expressly set forth herein on the terms and conditions set forth herein. Further, nothing in this Agreement shall constitute or be deemed to constitute an employment relationship between any of the Buyers’s (or its Affiliates) and BioScrip’s employees engaged in providing the Services.

7. Dispute Resolution.

(a) Senior Management Resolution. Except as otherwise expressly provided hereunder and without prejudice to Section 7(a), all disputes between BioScrip and the Buyers arising out of or relating to this Agreement (other than disputes arising with respect to the formation and validity of this Agreement) (hereinafter a “Dispute”) shall be submitted first to informal resolution by senior management representatives of both Parties, which such representatives shall work in good faith to resolve such Dispute in an amicable fashion.

(b) Materiality Threshold With respect to disputes for charges under any Schedule attached hereto, no dispute may be initiated by a party pursuant to this Section 7(d) unless the amount in dispute is at least $1,000 in regard to any individual Services listed in the Schedules attached hereto or at least $10,000 in the aggregate (calculated on a monthly basis).

8. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party may assign its rights or delegate its obligations under this Agreement without the express prior written consent of the other Party; provided, however, Buyers may assign this Agreement and any or all rights, or obligations hereunder (including, Buyers’ rights to seek indemnification hereunder) to any Affiliate of Buyers or to any subsidiary or any lender of Buyers as collateral security; provided, that no such assignment shall relieve Buyers from any obligations hereunder; provided, further that upon any such permitted assignment, the references in this Agreement to Buyers shall also apply to such assignee unless the context otherwise requires.

9. Force Majeure. If a Party is prevented from or delayed in complying, either totally or in part, with any of the terms or provisions of this Agreement by reason of fire, flood, storm, strike, walkout, or lockout, any court order, seizure by any governmental authority, riot, war, rebellion, acts of terrorism, nuclear accident or other causes beyond the reasonable control of any such Party or other acts of God, in each case that actually prevents or delays the Party from complying with any of the terms or provisions of this Agreement notwithstanding the use of commercially reasonable efforts to comply (a “Force Majeure Event”) then upon notice to the other Party, the affected provisions and/or other requirements of this Agreement shall be suspended during the period of such disability and the affected Party shall have no liability to the other Party, its Affiliates or any other person in connection therewith, but only to the extent such prevention or delay could not have been avoided with reasonable planning for business continuity and disaster recovery, consistent with industry practice. The affected Party will give the other Party reasonable notice of the Force Majeure Event once it occurs and shall use commercially reasonable efforts to resume performance as soon as practicable. If a Selling Party is the Party whose performance is affected, Buyers shall have the right to terminate upon notice and without termination fees of any kind any Services affected by the Force Majeure Event if BioScrip does not resume performance of such Services in accordance with this Agreement within ninety (90) days. As soon as practicable following receipt of any such notice, BioScrip shall advise Buyers in writing as to whether termination of such Services shall require the termination or partial termination of, or otherwise affect the provision of, any other Services. If such is the case, Buyers may withdraw their termination notice in writing within five (5) days after being so advised by BioScrip. Otherwise, such termination shall be final, and Buyers shall be solely responsible for the consequences of any such partial termination and BioScrip shall have no further obligation or liability under this Agreement for or related to the performance of such terminated Service. The Service Fees will be reduced by the amount associated with any particular Service that has been terminated. Nothing in this Section 9 will be construed to require the settlement of any strike, walkout, lockout or other labor dispute on terms which in the reasonable judgment of a Party is contrary to its interest. It is understood that the settlement of a strike, walkout, lockout or other labor dispute will be entirely within the discretion of the affected Party.

10. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be given as set forth in the Purchase Agreement.

11. Entire Agreement; Amendments. This Agreement, Schedules, and the Exhibits referred to herein and the documents delivered pursuant hereto contain the entire understanding of the Parties with regard to the subject matter contained herein or therein, and supersede all other prior representations, warranties, agreements (whether written or oral), understandings or letters of intent related to the transactions contemplated hereby between or among either of the Parties. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the Parties. Notwithstanding any other provision of this Agreement, the Purchase Agreement shall control in the event of any conflict with this Agreement or the Purchase Agreement.

12. Interpretation. Initially capitalized terms used in this Agreement and not otherwise defined herein have the meanings given to such terms in the Purchase Agreement and shall be equally applicable to both the singular and plural forms. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” shall be disjunctive but not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole, including all Schedules and Exhibits attached to this Agreement. Unless the context otherwise requires, references herein (i) to Sections, Schedules, and Exhibits mean the Sections of, the Schedules and the Exhibits attached to, this Agreement, (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this

Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

13. Waivers. Any term or provision of this Agreement may be waived in writing, or the time for its performance may be extended in writing, by the Party or Parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any Party, it is authorized in writing by an authorized representative of such Party. The failure of any Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

14. Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable. The Parties agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

15. Execution in Counterparts; No Third-Party Beneficiaries. This Agreement may be executed in counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the Parties and delivered to the other Party. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto, their respective successors and assigns and the indemnified parties identified in Section 5 hereof.

16. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the conflicts of law rules of such state.

17. Specific Performance; Jurisdiction. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties accordingly agree that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of New Castle County in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the Parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of New Castle County in the State of Delaware (and, with respect to suits and proceedings alleging claims in which the exclusive subject matter jurisdiction of such claims is federal, the federal district court for the District of Delaware) in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of New Castle County in the State of Delaware (or, with respect to with respect to suits and proceedings alleging claims in which the exclusive subject matter jurisdiction of such claims is federal, the federal district court for the District of Delaware) and (iv) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 9. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

18. Waiver of Jury Trial. Each Party hereby expressly waives any right to trial by jury in any action, whether sounding in contract, tort or otherwise, brought by either Party arising out of or related to the transactions contemplated by this Agreement, or any other instrument or document executed or delivered in connection herewith or therewith. The Parties hereby acknowledge and agree that this Agreement constitutes a written consent to waiver of trial by jury pursuant to any applicable state statutes. Either Party may file an original counterpart or a copy of this Agreement with any court as written evidence of the consent of the Parties to the waiver of their right to trial by jury.

19. Right of Offset. Buyers may deduct from any amounts due to any Selling Party under this Agreement, the Purchase Agreement or any Ancillary Agreement the amount of any damages due and payable to Buyers from BioScrip pursuant to the terms of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

WALGREEN CO.

By:
Name:
Title:

WALGREENS MAIL SERVICE, INC.

By:
Name:
Title:

WALGREENS SPECIALTY PHARMACY, LLC

By:
Name:
Title:

WALGREEN EASTERN CO., INC.

By:
Name:
Title:

BIOSCRIP, INC.

By:
Name:
Title:

Signature Page to Transition Services Agreement

List of Attachments

The following is the list of attachments to this Agreement:

Exhibit A – TSA Playbook

Schedule A.1 – Information Technology

Schedule A.2 – Operations

Schedule A.3 – Finance

Schedule A.4 – Facilities

Schedule A.5 – eCommerce

Schedule A.6 – Call Center

Exhibit A

TSA Playbook

Exhibit F

FORM OF POWER OF ATTORNEY

This Power of Attorney is entered into this      day of             , 2012 (the “Closing Date”) by and between                     , a                     (“Buyer”), and                     , a                     , (the “Seller”). Buyer, Seller and certain other parties have entered into that certain Community Pharmacy and Mail Business Purchase Agreement, dated as of February 1, 2012 (the “Agreement”). All capitalized terms not otherwise defined herein will have the respective meanings set forth in the Agreement. In consideration of the Agreement, covenants and agreements therein contained, the Seller hereby grants Buyer full power and authority to use and operate under each of the Pharmacy Permits and DEA Registrations related to the Business that are listed on Schedule A (the “Transferable Permits”), to the extent permitted by applicable law, rule or regulation and to the extent necessary to enable Buyer to conduct the Business while Buyer seeks to replace each Transferable Permit with its own license, registration, or permit (the “New Permits”). Buyer agrees to notify Seller in writing within five (5) days after receipt of each New Permit.

Effective as of the Effective Time, the Seller does hereby nominate, constitute and appoint Buyer as the true and lawful Attorney-in-Fact for Seller in the name, place and stead and hereby gives and grants unto Buyer full power and authority to operate and otherwise conduct the Business with full use and enjoyment of the Transferable Permits issued to the Seller and does hereby give and grant unto Buyer full power and authority to represent to third parties said authority to execute all necessary forms and other instruments which require the use of the Transferable Permits to perform any act which shall be required by or be incidental to the full use and enjoyment of the Transferable Permits; provided, that this Power of Attorney shall terminate and be void and of no further force or effect immediately upon the first to occur of the following (i) ninety (90) days after the Closing Date, or (ii) with respect to an individual Transferred Permit, the issuance to Buyer (or any of its Affiliates) of the applicable New Permit.

In accordance with the requirements of the U.S. Drug Enforcement Administration (“DEA”), Seller acknowledges that Seller remains liable for actions taken by Buyer during the period this Power of Attorney is in effect. However, Buyer agrees to indemnify and hold harmless Seller against any and all claims, causes of action by or liability to the DEA, any state board of pharmacy or other third parties arising from or relating to the use of the Transferrable Permits or any other actions taken pursuant to this Power of Attorney by Buyer, its agents or representatives.

It is recognized that, from and after the Effective Time, so long as said power shall be in effect, Buyer shall, without further action on the part of the Sellers, become irrevocably vested with the power granted herein and that the Seller does hereby renounce the right to revoke this Power of Attorney or any of the power hereby confirmed upon Buyer. Seller also renounces, effective as of the Effective Time, all rights in its part to exercise the powers which Buyer is hereby authorized to perform pursuant to this Power of Attorney.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Power of Attorney the      day of             , 2012.

BUYER

By:
Name:
Title:

SELLER

By:
Name:
Title:

Schedule A

Location	DEA Registration Number	Pharmacy License Number